    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 5, 2000

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                        UNDER THE SECURITIES ACT OF 1933

                           --------------------------

                        DYNAVAX TECHNOLOGIES CORPORATION

             (Exact name of registrant as specified in its charter)

               DELAWARE                                 2836                                94-3378733
   (State or Other Jurisdiction of          (Primary Standard Industrial                 (I.R.S. Employer
    Incorporation or Organization)            Classification Code No.)                 Identification No.)

                          717 POTTER STREET, SUITE 100
                           BERKELEY, CALIFORNIA 94710
                                 (510) 848-5100
(Address and telephone number of principal executive offices and principal place of business)

                         ------------------------------
                                DINO DINA, M.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        DYNAVAX TECHNOLOGIES CORPORATION
                          717 POTTER STREET, SUITE 100
                           BERKELEY, CALIFORNIA 94710
                                 (510) 848-5100

           (Name, address, and telephone number of agent for service)

                         ------------------------------

                                   COPIES TO:

                 JOHN W. CAMPBELL, ESQ.                                   WILLIAM J. CERNIUS, ESQ.
                   MATTHEW BURNS, ESQ.                                      DAVID B. ALLEN, ESQ.
                  CHARLES C. KIM, ESQ.                                     STEPHEN SALVUCCI, ESQ.
                  DONALD C. HUNT, ESQ.                                        LATHAM & WATKINS
                  CRAIG M. GLANTZ, ESQ.                               650 TOWN CENTER DRIVE, 20TH FLOOR
                 MORRISON & FOERSTER LLP                                COSTA MESA, CALIFORNIA 92626
                    425 MARKET STREET
             SAN FRANCISCO, CALIFORNIA 94105

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this Registration Statement becomes effective.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                    TITLE OF EACH CLASS                       AGGREGATE OFFERING        AMOUNT OF
               OF SECURITIES TO BE REGISTERED                      PRICE(1)         REGISTRATION FEE
Common Stock, $0.001 par value per share....................      $75,000,000            $19,800

(1) Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed without notice. Dyanvax Technologies Corporation may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell securities and Dynavax Technolgies Corporation is not soliciting offers to buy these securities in any state where the offer or sale of these securities is not permitted.

PROSPECTUS (NOT COMPLETE)
ISSUED              , 2000

                                           SHARES

                                 [DYNAVAX LOGO]

                                  COMMON STOCK
                                ----------------

    Dynavax Technologies Corporation is offering shares of stock in a firmly underwritten offering. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering
price for our shares will be between $         and $         per share. After
the offering, the market price for our shares may be outside of this range.

                            ------------------------

    We applied to have our common stock listed on the Nasdaq National Market under the symbol "DVAX."
                            ------------------------

    INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 4.
                             ---------------------

                                                              Per Share      Total
                                                              ---------   ------------
Offering Price..............................................  $           $
Discounts and Commissions to Underwriters...................  $           $
Offering Proceeds to Dynavax................................  $           $

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Dynavax Technologies Corporation has granted the underwriters the right to
purchase up to an additional       shares of common stock to cover any
over-allotments. The underwriters can exercise this right at any time within thirty days after the offering. Banc of America Securities LLC expects to
deliver the shares of common stock to investors on       , 2000.

                          JOINT BOOK RUNNING MANAGERS

BANC OF AMERICA SECURITIES LLC                                   UBS WARBURG LLC

                             ---------------------

                                           , 2000

                              ARTWORK DESCRIPTION
                              (INSIDE FRONT COVER)

DYNAVAX LOGO

    ALLERGIES                                           PICTURE REPRESENTING
    VACCINES/IMMUNOTHERAPY                                        LINKED ISS
    CANCER IMMUNOTHERAPY

PICTURE REPRESENTING
THIAZOLOPYRIMIDINES
MOLECULAR STRUCTURE

                                          REPROGRAMMING THE
                                          IMMUNE SYSTEM

RHEUMATOID ARTHRITIS
CROHN'S DISEASE
CONGESTIVE HEART FAILURE
ASTHMA

                                          PICTURE REPRESENTING
                                          IMMUNOSTIMULATORY SEQUENCES
                                          (ISS)

                                          IDIOPATHIC PULMONARY FIBROSIS
                                          CHRONIC VIRAL INFECTIONS
                                          ENHANCED CANCER THERAPY

    The date of this prospectus is             , 2000. The information in this
prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                            ------------------------

                               TABLE OF CONTENTS

                                                              PAGE NO.
                                                              --------
Prospectus Summary..........................................       1
Risk Factors................................................       4
Special Note Regarding Forward-Looking Statements and
  Industry Data.............................................      17
Use of Proceeds.............................................      18
Dividend Policy.............................................      18
Capitalization..............................................      19
Dilution....................................................      20
Selected Financial Data.....................................      21
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      23
Business....................................................      28
Management..................................................      53
Related Party Transactions..................................      65
Principal Stockholders......................................      66
Description of Capital Stock................................      69
Shares Eligible for Future Sale.............................      72
Underwriting................................................      73
Legal Matters...............................................      75
Experts.....................................................      75
Where You Can Find More Information.........................      76
Index to Financial Statements...............................     F-1

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION FOUND IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS. IN ADDITION TO THIS SUMMARY, WE URGE YOU TO READ THE ENTIRE PROSPECTUS CAREFULLY, ESPECIALLY THE DISCUSSION OF THE RISKS OF INVESTING IN OUR COMMON STOCK UNDER "RISK FACTORS," BEFORE DECIDING TO BUY OUR COMMON STOCK. REFERENCES IN THIS PROSPECTUS TO "DYNAVAX," "OUR COMPANY," "WE," "OUR" AND "US" REFER TO DYNAVAX TECHNOLOGIES CORPORATION.

                                  THE COMPANY

    Dynavax is a biopharmaceutical company focused on discovering, developing and commercializing innovative products to treat and prevent allergies, infectious diseases, cancer and chronic inflammatory diseases. Our development efforts are based on two proprietary and versatile approaches aimed at altering the immune system response in highly specific ways. Our primary research focus is on immunostimulatory sequences, or ISS, which are short DNA sequences that enhance the ability of the immune system to fight disease and control chronic inflammation. In a separate program, we are also developing orally available small molecules in the thiazolopyrimidine, or TZP, class. TZPs inhibit the production of chemical signals, or cytokines, such as tumor necrosis factor alpha, or TNF-alpha, and interleukin-12, or IL-12, that cause inflammation and disease.

    ISS. Our ISS technology is capable of influencing the immune system at the early stages of its response to infectious organisms, allergens and cancer cells. ISS, through their ability to enhance beneficial aspects of the immune response and suppress harmful inflammatory responses, may prove capable of supporting therapeutic interventions against a wide variety of diseases.

    Our lead product candidate, AIC, is currently in Phase II human clinical testing to measure safety and dosing for the treatment of ragweed allergy. Expanded Phase III studies to measure safety and efficacy are planned for 2002. The results of trials to date indicate that AIC produced beneficial immune responses and had fewer side effects than conventional ragweed pollen extracts currently used in immunotherapy. As AIC progresses through clinical testing, we intend to link ISS with other allergens to produce similar product candidates for the treatment of major seasonal and life threatening allergies. Our ISS linking technology may provide a distinct advantage over conventional immunotherapy in safety, convenience and efficacy. Similarly, by using ISS with infectious disease antigens or using ISS alone, we believe we can produce more effective infectious disease vaccines that will elicit immune responses that will protect against future infections and may also be effective at treating existing infections such as hepatitis B and human immunodeficiency virus, or HIV. We have also demonstrated in animals and cell models that our ISS molecules cause the production of cytokines that can suppress inflammation in diseases such as asthma, idiopathic pulmonary fibrosis and ulcerative colitis.

    TZPS. Our second approach focuses on the development of TZPs. We believe our TZP molecules will be useful in treating inflammatory diseases, such as rheumatoid arthritis and Crohn's disease, characterized by elevated production of cytokines that cause inflammation. We have shown in animal models that our TZP drug candidate suppresses TNF-alpha and IL-12 production. We believe our lead product candidate will be orally available, which would offer substantial advantages over existing, injectable TNF-alpha blockers. In addition, we are researching other small molecules in the TZP class that inhibit a broader range of cytokines.

    Our strategy is to demonstrate the capabilities of our ISS and TZP technologies and, where appropriate, enter into collaborative arrangements with other pharmaceutical companies that possess needed complementary capabilities, development resources or other assets. We are currently collaborating with:
Aventis Pasteur S.A. to develop vaccines composed of ISS linked to HIV antigens; Stallergenes S.A. to support our AIC development efforts in France; and Triangle Pharmaceuticals, Inc. to develop antiviral drugs that will prevent and treat viral infections.

    We were incorporated in California in August 1996 under the name Double Helix Corporation, and we changed our name to Dynavax Technologies Corporation in September 1996. We intend to reincorporate in Delaware in December 2000. Our principal executive offices are located at 717 Potter Street, Suite 100, Berkeley, California 94710. Our telephone number is (510) 848-5100. Our internet address is www.dynavax.com. Information contained on our website does not constitute a part of this prospectus.

                                  THE OFFERING

Common stock offered by us...................  shares

Common stock to be outstanding after this
  offering...................................  shares

Use of proceeds..............................  We estimate that our net proceeds from this offering without exercise of the
                                               over-allotment option will be approximately
                                               $   million after deducting the underwriting
                                               discounts and commissions and estimated
                                               offering expenses. The principal purposes of
                                               this offering are to obtain additional
                                               capital and increase our financial
                                               flexibility. We intend to use the net
                                               proceeds to increase the size of our staff to
                                               implement our product development programs,
                                               lease an additional facility to house our
                                               operations and establish our manufacturing
                                               capabilities. Pending these uses, we will
                                               invest the net proceeds of this offering in
                                               short-term, investment grade, interest-
                                               bearing instruments.

Proposed Nasdaq National Market symbol.......  DVAX

                            ------------------------

    The number of shares of common stock to be outstanding immediately after the offering is based upon 15,474,048 shares of common stock outstanding as of September 30, 2000 assuming conversion of all convertible preferred stock, but excludes:

    - 171,396 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2000 at a weighted average exercise price of $0.47 per share;

    - 3,000,000 shares of common stock reserved for issuance under our 2000 stock incentive plan and the 2000 non-employee director option program, which will become effective upon the effectiveness of this offering;

    - 900,000 shares of common stock available for issuance under our 2000 employee stock purchase plan, which will become effective upon the effectiveness of this offering; and

    - 10,285 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2000 at a weighted average exercise price of $2.19 per share.

    Unless otherwise noted, all information in this prospectus assumes that:

    - we have completed a seven-for-four reverse stock split prior to the closing of this offering;

    - the underwriters will not exercise their option to purchase additional shares of common stock to cover over-allotments, if any; and

    - all outstanding shares of our preferred stock will convert into shares of common stock upon the completion of this offering.

                             SUMMARY FINANCIAL DATA

    You should read the following summary financial data in conjunction with our financial statements and the related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                  PERIOD FROM
                                                AUGUST 29, 1996                                        NINE MONTHS ENDED
                                              (DATE OF INCEPTION)      YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                TO DECEMBER 31,     ------------------------------   ----------------------
                                                     1996             1997       1998       1999        1999         2000
                                              -------------------   --------   --------   --------   -----------   --------
                                                                                                     (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Collaboration and other revenue.............         $   --         $    --    $    --    $   450      $   155     $  1,493
                                                     ------         -------    -------    -------      -------     --------
Operating expenses:
  Research and development*.................             65           2,939      5,978      6,049        4,455        5,655
  General and administrative*...............            157             807      1,116      1,396        1,010        2,421
                                                     ------         -------    -------    -------      -------     --------
  Total operating expenses..................            222           3,746      7,094      7,445        5,465        8,076
                                                     ------         -------    -------    -------      -------     --------
Loss from operations........................           (222)         (3,746)    (7,094)    (6,995)      (5,310)      (6,583)
Interest income, net........................             16             241        316        436          325          667
                                                     ------         -------    -------    -------      -------     --------
Net loss....................................           (206)         (3,505)    (6,778)    (6,559)      (4,985)      (5,916)
Deemed dividend related to beneficial
  conversion feature of preferred stock.....             --              --         --         --           --      (16,033)
                                                     ------         -------    -------    -------      -------     --------
Net loss attributable to common
  stockholders..............................         $ (206)        $(3,505)   $(6,778)   $(6,559)     $(4,985)    $(21,949)
                                                     ======         =======    =======    =======      =======     ========
Net loss per share attributable to common
  stockholders, basic and diluted...........         $(1.89)        $ (5.29)   $ (6.64)   $ (4.50)     $ (3.56)    $ (11.21)
                                                     ======         =======    =======    =======      =======     ========
Shares used in computing net loss per share
  attributable to common stockholders, basic
  and diluted...............................            109             663      1,021      1,457        1,400        1,958
                                                     ======         =======    =======    =======      =======     ========
Pro forma net loss per share attributable to
  common stockholders, basic and diluted....                                              $ (0.63)                 $  (0.46)
                                                                                          =======                  ========
Shares used in computing pro forma net loss
  per share attributable to common
  stockholders, basic and diluted...........                                               10,458                    12,966
                                                                                          =======                  ========

------------
* Includes non-cash charges for stock compensation expense as follows (in thousands):

                                                                               NINE MONTHS ENDED
                                                               YEAR ENDED        SEPTEMBER 30,
                                                              DECEMBER 31,   ----------------------
                                                                  1999          1999         2000
                                                              ------------   -----------   --------
                                                                             (UNAUDITED)
Research and development....................................    $    94        $    10     $    194
General and administrative..................................         52              3          401
                                                                -------        -------     --------
                                                                $   146        $    13     $    595
                                                                =======        =======     ========

    The summary balance sheet data at September 30, 2000 is presented:

    - on an actual basis;

    - on a pro forma basis to reflect the automatic conversion of all shares of mandatorily redeemable convertible preferred stock outstanding as of September 30, 2000 into 12,646,619 shares of common stock; and

    - on a pro forma as adjusted basis to reflect the sale of       shares of
      common stock offered by this prospectus at an assumed initial public
      offering price of $      per share, after deducting underwriting discounts
      and commissions and estimated offering expenses payable by us.

                                                                      SEPTEMBER 30, 2000
                                                              -----------------------------------
                                                                                       PRO FORMA
                                                               ACTUAL    PRO FORMA    AS ADJUSTED
                                                              --------   ----------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $ 27,660    $27,660          $
Working capital.............................................    26,511     26,511
Total assets................................................    29,037     29,037
Mandatorily redeemable convertible preferred stock..........    49,223         --
Total stockholders' equity (deficit)........................   (21,897)    27,326

                                  RISK FACTORS

    THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS, INCLUDING OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES, BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK. ADDITIONAL RISKS AND UNCERTAINTIES, INCLUDING THOSE GENERALLY AFFECTING THE MARKET IN WHICH WE OPERATE OR THAT WE CURRENTLY DEEM IMMATERIAL, MAY ALSO IMPAIR OUR BUSINESS.

                         RISKS RELATED TO OUR BUSINESS

BECAUSE OUR TECHNOLOGIES AND PRODUCT DEVELOPMENT PROGRAMS ARE UNPROVEN, OUR BUSINESS MAY NOT SUCCEED.

    Our technological approach to the development of products is unproven in humans, and we face the risk of failure inherent in developing drugs based on new technologies. Products based on our technologies are currently in the research, pre-clinical or clinical investigation stages and have not been proven to be safe or effective. Currently, only one of our immunotherapeutic product candidates, AIC, has advanced to clinical trials, and we have only limited clinical data for this product candidate. Neither we nor any of our collaborators have conducted any clinical trials using our proprietary technologies for inflammatory or infectious diseases or cancer. We have not received regulatory approval for, or successfully commercialized, any vaccines or therapeutic drugs for the allergic, inflammatory or infectious diseases that we target or cancer. We may not be able to develop effective products for these diseases within a reasonable time, if ever, and our products may not be capable of being commercialized. Furthermore, we will need to conduct significant additional research and testing, and our programs may not move beyond their current stages of development.

    None of our product candidates, including AIC, is expected to be commercially available until 2004 at the earliest. Many of our other product candidates operate in a manner similar to AIC, and based on results at any stage of clinical trials we may decide to discontinue development of any or all of these product candidates. Additionally, even if the clinical results for our product candidates are favorable, we may decide not to commercialize any of them.

IF THIRD PARTIES SUCCESSFULLY ASSERT WE HAVE INFRINGED THEIR PATENTS AND PROPRIETARY RIGHTS OR CHALLENGE THE VALIDITY OF OUR PATENTS AND PROPRIETARY RIGHTS, OUR BUSINESS MAY SUFFER.

    Our commercial success depends significantly on our ability to operate our business without infringing the patents and other proprietary rights of third parties. This could result in our collaborators and us being prevented from pursuing product development or commercialization of our technologies and product candidates, which would significantly harm our business.

    The defense and prosecution of intellectual property rights, U.S. Patent and Trademark Office interference proceedings and related legal and administrative proceedings in the United States and elsewhere involve complex legal and factual questions. As a result, these proceedings are costly and time-consuming, and their outcome is uncertain. Litigation may be necessary to:

    - assert claims of infringement;

    - enforce our issued and licensed patents;

    - protect our trade secrets or know-how; or

    - determine the enforceability, scope and validity of the proprietary rights of others.

    A potential competitor has patent claims pending in the U.S. Patent and Trademark Office that if issued and held to be valid could require us to obtain a license to commercialize a number of our formulations of ISS in conjunction with antigens in the United States. The scope of these claims and the likelihood of their being granted cannot be determined with certainty. We believe that some of the ISS antigen formulations we are pursuing do not fall within the scope of the claims that may issue. We intend to pursue these ISS antigen formulations in our future programs. If the claims do issue, we may have the opportunity to seek to obtain a license by paying cash, granting royalties on sales of our products or offering licenses to our own technologies. In addition, we would also have the opportunity to challenge the validity of the claims through litigation. We can offer no assurance that we would be able to obtain such a license on commercially reasonable terms, if at all, or that we would be successful in challenging the validity of the claims in question.

    If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expenses and will divert the efforts of our technical and management personnel. An adverse determination in these proceedings may result in the invalidation of our patents, subject us to significant liabilities or require us to seek licenses that may not be available from third parties on commercially reasonable terms or at all. We may be restricted or prevented from developing and commercializing our products, if any, in the event of an adverse determination in a judicial or administrative proceeding or if we fail to obtain necessary licenses. Any of these outcomes would significantly harm our business and cause a decline in the price of our common stock in the public market.

IF THE COMBINATION OF PATENTS, TRADE SECRETS AND CONTRACTUAL PROVISIONS THAT WE RELY ON TO PROTECT OUR INTELLECTUAL PROPERTY IS INADEQUATE, OUR BUSINESS MAY SUFFER.

    Our success depends in part on our ability to:

    - obtain commercially valuable patents or the rights to those patents;

    - protect our trade secrets;

    - operate without infringing upon the proprietary rights of others; and

    - prevent others from infringing our proprietary rights.

    We will only be able to protect our proprietary rights from unauthorized use to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets. We try to protect our proprietary rights by filing and prosecuting U.S. and foreign patent applications. As of September 30, 2000, we have seven issued U.S. and foreign patents covering methods and compositions for DNA vaccination and one issued U.S. patent covering methods and compositions for TNF-alpha blockers, as well as 23 pending U.S. patent applications. We have two pending U.S. applications directed to DNA vaccination, four pending U.S. applications directed to methods and compositions for TNF-alpha blockers and 17 pending U.S. applications directed to ISS compositions and methods of use.

    Our patent position is generally uncertain and involves complex legal and factual questions. Legal standards relating to the validity and scope of claims in the biotechnology and biopharmaceutical field are still evolving. Accordingly, the degree of future protection for our proprietary rights is uncertain. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

    - the pending patent applications we have filed or to which we have exclusive rights may not result in issued patents or may take longer than we expect to result in issued patents;

    - the claims of any patents that are issued may not provide meaningful protection;

    - we may not be able to develop additional proprietary technologies that are patentable;

    - the patents licensed or issued to us or our collaborators may not provide a competitive advantage;

    - other companies may challenge patents licensed or issued to us or our collaborators;

    - patents issued to other companies may harm our ability to do business;

    - other companies may independently develop similar or alternative technologies or duplicate our technologies; and

    - other companies may design around technologies we have licensed or developed.

    We also rely on trade secret protection and confidentiality agreements to protect our interests in proprietary know-how that is not patentable and for processes for which patents are difficult to enforce. We cannot be certain that we will be able to meaningfully protect our trade secrets. Any material leak of confidential data into the public domain or to third parties could cause our business, financial condition and results of operations to suffer.

IF WE CANNOT SUCCESSFULLY DEVELOP OUR PRODUCTS, OR IF OUR PRODUCTS ARE NOT ACCEPTED BY THE MARKET, WE WILL NOT GENERATE REVENUE AND OUR BUSINESS WILL SUFFER.

    Development of therapeutic and prophylactic products is subject to risks of failure inherent in their development or commercial viability. Also, physicians, patients or the medical community generally may not accept or use any products that may be developed by our collaborators or us. These risks include the possibility that any product may:

    - be found unsafe;

    - be found to be ineffective;

    - fail to receive necessary regulatory approvals;

    - be difficult or impossible to manufacture on a large scale;

    - be uneconomical to market;

    - fail to be developed prior to the successful marketing of similar products by competitors;

    - be impossible to market because it infringes on the proprietary rights of third parties or competes with superior products marketed by third parties;

    - be less effective than alternative treatment methods; and

    - not qualify for reimbursement from government and third-party payors.

    Any products we or our collaborators successfully develop, if approved for marketing, may never achieve market acceptance. These products will compete with drugs and therapies manufactured and marketed by other major pharmaceutical and other biotechnology companies. If we or our collaborators do not successfully develop and market our products, we will not generate revenue and our business will suffer.

WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND HAVE LIMITED SOURCES OF REVENUE.

    We are at an early stage in the development of our products. To date, almost all of our revenue has resulted from payments made under agreements with our collaborators, and we expect that most of our revenue for the foreseeable future will continue to result from existing and future collaborations. We may not receive anticipated revenue under existing collaborations, and we may not be able to enter into any additional collaborations. Furthermore, our existing collaborators are under no obligation to renew our existing agreements with them. Since our inception, we have generated no revenue from product sales. We cannot predict when, if ever, our research and development programs will result in commercially available products. We do not know when, if ever, we will receive any significant revenue from commercial sales of these products.

WE EXPECT TO INCUR FUTURE OPERATING LOSSES AND MAY NOT ACHIEVE CONSISTENT PROFITABILITY.

    We have experienced significant operating losses in each year since our inception in August 1996. Our accumulated deficit was approximately
$17.0 million as of December 31, 1999 and approximately

$23.0 million as of September 30, 2000. We will incur substantial additional operating losses over at least the next several years. These losses have been and will continue to be principally the result of the various costs associated with our product development activities, including the expenses associated with research and development programs, pre-clinical studies and clinical activities. We expect our losses to increase as our product development efforts expand. We may never achieve consistent profitability, and our ability to achieve a consistent, profitable level of operations is dependent in large part upon our:

    - entering into agreements with collaborators for product discovery, research, development and commercialization;

    - obtaining regulatory approvals for our products; and

    - successfully manufacturing and marketing commercial products.

    In addition, payments under collaborations and licensing arrangements will be subject to significant fluctuations in both timing and amounts. Accordingly, our results of operations for any period may fluctuate and may not be comparable to the results of operations for any other period.

COMMERCIALIZATION OF SOME OF OUR PRODUCT CANDIDATES DEPENDS ON COLLABORATIONS. IF OUR COLLABORATIONS ARE NOT SUCCESSFUL, OR IF WE ARE UNABLE TO FIND COLLABORATIONS IN THE FUTURE, OUR BUSINESS MAY NOT SUCCEED.

    The success of our business strategy is largely dependent on our ability to enter into multiple collaborations and to manage effectively the numerous relationships that may result from this strategy.

    To date, we have established only a limited number of relationships with collaborators, including Aventis Pasteur, Stallergenes and Triangle Pharmaceuticals. The process of establishing collaborations is difficult, time-consuming and involves significant uncertainty. Our discussions with potential collaborators may not lead to the establishment of new collaborations on favorable terms, or at all. If we are successful in establishing new collaborations, they may never result in the successful development of our products or the generation of significant revenue. Any of our collaborators who have options to license aspects of our technology may decide not to exercise those options.

    Because we generally enter into research and development agreements with collaborators at an early stage of product development, we are highly dependent on them for the successful development of our products. We started receiving research and development funding from our collaborators in 2000. We do not directly control the amount or timing of resources devoted by our collaborators to collaborative activities. As a result, our collaborators may not commit sufficient resources to our research and development programs or, at a later stage, the commercialization of our products. If any collaborator fails to conduct its activities in a timely manner, or at all, our pre-clinical or clinical development related to that collaborator could be delayed or terminated, or it may be necessary for us to assume research and development activities that would otherwise have been the responsibility of our collaborators. Also, our current collaborators or future collaborators, if any, may pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. In addition, disputes may arise with respect to ownership of technology developed under any collaboration. Finally, our collaborators may terminate or fail to renew our current agreements, and we may not be able to negotiate additional collaborations in the future on acceptable terms, or at all.

    Management of our relationships with our collaborators will require:

    - significant time and effort from our management team;

    - coordination of our research with the research priorities of our collaborators;

    - effective allocation of our resources to multiple projects; and

    - an ability to obtain and retain key management, scientific and other personnel.

    If funding from one or more of our collaborators were reduced or terminated, or if we are unable to enter into additional collaborations in the future, we would be required to devote additional internal resources to product development or scale back or terminate some of our existing collaborative development programs.

BECAUSE OUR SUCCESS DEPENDS ON OUR PRODUCTS BEING APPROVED THROUGH A GOVERNMENT REGULATORY APPROVAL PROCESS THAT IS UNCERTAIN, TIME-CONSUMING AND EXPENSIVE, OUR BUSINESS MAY SUFFER.

    Any product we or our collaborators develop is subject to regulation by federal, state and local governmental authorities in the United States, including the Food and Drug Administration, or FDA, and by similar agencies in other countries. Any product we or our collaborators develop must receive all relevant regulatory approvals or clearances before it may be marketed in a particular country. None of our product candidates has been approved for sale in the United States or any foreign market. Our success will depend, to a significant degree, on the success of our lead product candidate, AIC. If we do not receive regulatory approval in a timely manner for AIC, our business and stock price will suffer.

    The regulatory process, which includes extensive pre-clinical studies and clinical trials of each product in order to establish its safety and efficacy, is uncertain, can take many years and requires the expenditure of substantial resources. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval or clearance.

    In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals or clearances:

    - would adversely affect the marketing of any products we or our collaborators develop;

    - could impose significant additional costs on us or our collaborators;

    - would diminish any competitive advantages that we or our collaborators may attain; and

    - could adversely affect our ability to receive royalties and generate revenue and profits.

    Regulatory approval, if granted, may entail limitations on the indicated uses for which the approved product may be marketed. These limitations could reduce the size of the potential market for that product. Product approvals, once granted, may be withdrawn if problems occur after initial marketing. Failure to comply with applicable FDA and other regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.

    Further, manufacturers of approved products are subject to ongoing regulation, including compliance with detailed regulations governing good manufacturing practices including requirements relating to quality control and quality assurance. If we or our contract manufacturers are unable to comply with applicable good manufacturing practice requirements or other FDA or non-U.S. regulatory requirements we could be subject to fines or other sanctions or be precluded from marketing our products.

IF CLINICAL TRIALS FOR OUR PRODUCTS ARE UNSUCCESSFUL OR DELAYED, WE WILL BE UNABLE TO MEET OUR ANTICIPATED DEVELOPMENT AND COMMERCIALIZATION TIMELINES, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

    Before obtaining regulatory approvals for the commercial sale of our products, we must demonstrate through pre-clinical testing and clinical trials that our product candidates are safe and effective for use in humans. Conducting clinical trials is a lengthy and expensive process.

    Completion of clinical trials may take several years or more. Our commencement and rate of completion of clinical trials may be delayed by many factors, including:

    - lack of efficacy during the clinical trials;

    - unforeseen safety issues;

    - slower than expected rate of patient recruitment;

    - government or regulatory delays;

    - inability to adequately follow patients after treatment; or

    - inability to manufacture sufficient quantities of materials for use in clinical trials.

    The results from pre-clinical testing and early clinical trials are often not predictive of results obtained in later clinical trials. A number of new drugs have shown promising results in early clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, we may encounter regulatory delays or rejections as a result of many factors, including perceived defects in the design of clinical trials and changes in regulatory policy during the period of product development.

    As of September 30, 2000, only one of our product candidates, AIC, was in clinical trials. Patient follow-up for these clinical trials has been limited and more trials will be required before we will be able to apply for regulatory approvals. Clinical trials conducted by us or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for AIC or any other potential product candidates. This failure may delay development of other product candidates and hinder our ability to conduct related pre-clinical testing and clinical trials. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates. In the past, regulatory authorities have required us to suspend testing of AIC during allergy season. In addition, our ability to conduct clinical trials for some of our other products is limited because of the seasonal nature of some diseases. As a result, it may take longer to obtain regulatory approval for these products. Our other product candidates are in pre-clinical development and we have not submitted investigational new drug applications to commence clinical trials involving these product candidates. Our pre-clinical development efforts may not be successfully completed and we may not file further investigational new drug applications. Any delays in, or termination of, our clinical trials will materially and adversely affect our development and commercialization timelines, which would cause our stock price to decline and could seriously impede our ability to obtain additional financing.

OUR INABILITY TO LICENSE TECHNOLOGY FROM THIRD PARTIES MAY IMPAIR OUR ABILITY TO DEVELOP AND COMMERCIALIZE OUR PRODUCTS.

    Our success also depends on our ability to enter into licensing arrangements with commercial or academic entities to obtain technology that is advantageous or necessary to the development and commercialization of our or our collaborators' products. We have various license agreements that provide us rights to use technologies owned or licensed by third parties. These license agreements generally allow us and our collaborators to use the licensed technology in research, development and commercialization activities. Our dependence on licensing arrangements subjects us to numerous risks, such as disputes regarding the invention and corresponding ownership rights in inventions and know-how resulting from the joint creation or use of intellectual property by us and our licensors or scientific collaborators. Additionally, many of our in-licensing agreements contain milestone-based termination provisions. Our failure or the failure of any of our collaborators to meet any agreed milestones could allow the licensor to terminate an agreement.

    We may not be able to negotiate additional license agreements in the future on acceptable terms, or at all. In addition, our current license agreements may be terminated or may expire, and we may not be able to maintain the exclusivity of our exclusive licenses.

    If we cannot obtain or maintain licenses to technologies advantageous or necessary to the development or the commercialization of our products, we and our collaborators may be required to expend significant time and resources to develop or in-license similar technology. If we are not able to do so, we may be prevented from commercializing certain of our products and our business and stock price may suffer.

WE DEPEND HEAVILY ON THE PRINCIPAL MEMBERS OF OUR MANAGEMENT, SCIENTIFIC STAFF AND SCIENTIFIC COLLABORATORS, THE LOSS OF WHOM COULD IMPAIR OUR ABILITY TO COMPETE.

    We depend heavily on the principal members of our management and scientific staff, including Dr. Dino Dina, our president and chief executive officer, Dr. Dennis Carson, the chairman of our Scientific Advisory Board, and Dr. Eyal Raz, a member of our Scientific Advisory Board, the loss of whose services might significantly delay or prevent the achievement of our scientific or business objectives. Competition among biotechnology and biopharmaceutical companies for qualified employees is intense, and the ability to retain and attract qualified individuals is critical to our success. We may not be able to attract and retain these individuals currently or in the future on acceptable terms, or at all, and the failure to do so would significantly harm our business. Although we maintain and are the beneficiary of $1.0 million key person life insurance policies for the lives of each of Dr. Dina, Dr. Carson and Dr. Raz, we do not believe the proceeds would be adequate to compensate us for their loss.

    We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research, development or clinical strategy. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. We have limited control over the activities of these scientific collaborators and can generally expect these individuals to devote only limited amounts of time to our activities. Failure of any of these persons to devote sufficient time and resources to our programs could harm our business. In addition, these collaborators may have arrangements with other companies to assist those companies in developing technologies that may compete with our products.

MANY OF OUR COMPETITORS HAVE GREATER FINANCIAL RESOURCES AND EXPERTISE IN DISCOVERY, RESEARCH AND DEVELOPMENT, TESTING, OBTAINING REGULATORY APPROVAL AND MARKETING THAN US.

    The biotechnology and biopharmaceutical industries are intensely competitive. We compete with many companies and institutions in developing alternative therapies to treat or prevent autoimmune diseases, cancer and infectious diseases, including:

    - pharmaceutical companies;

    - biotechnology companies;

    - academic institutions; and

    - research organizations.

    Moreover, technology controlled by third parties that may be advantageous to our business may be acquired or licensed by our competitors, thereby preventing us from obtaining that technology on commercially reasonable terms, or at all.

    Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical and clinical testing, obtaining regulatory approvals and marketing than we or our collaborators do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for research and development, manufacturing, pre-clinical and clinical development, obtaining regulatory approval and marketing of products similar to ours. These companies and institutions compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our programs. We and our collaborators will face competition with respect to:

    - product efficacy and safety;

    - the timing and scope of regulatory approvals;

    - availability of resources;

    - reimbursement coverage;

    - product price; and

    - patent position.

    Competitors may develop more effective or more affordable products, or may achieve earlier patent protection or product commercialization than our collaborators and us. These competitive products may render our products obsolete.

OUR PRODUCTS MAY BE RENDERED OBSOLETE BY RAPIDLY EVOLVING TECHNOLOGY.

    We operate in a rapidly evolving field. Any products developed by us or our collaborators will compete with existing and new drugs and vaccines being created by pharmaceutical, biopharmaceutical and biotechnology companies. Other companies may succeed in developing products that are safer, more effective or less costly than any that we may develop. Furthermore, rapid technological development by our present or future competitors may result in our products becoming obsolete before we are able to recover our research, development or commercialization expenses incurred in connection with any of those products.

IF WE ARE UNABLE TO SECURE ADDITIONAL FUNDING, WE WILL HAVE TO REDUCE OR CEASE OPERATIONS.

    We require substantial capital resources in order to conduct our operations. Our future capital requirements will depend on many factors, including:

    - continued scientific progress in our research and development programs;

    - expanding the magnitude and scope of our research and development programs;

    - our ability to maintain existing, and establish additional, collaborations and licensing arrangements;

    - progress with pre-clinical studies and clinical trials;

    - the time and costs involved in obtaining regulatory approvals for our products;

    - the costs involved in preparing, filing, prosecuting, maintaining, defending and enforcing patent claims;

    - the potential need to develop, acquire or license new technologies and products; and

    - other factors not within our control.

    We intend to seek additional funding through collaborations, and also may seek additional funding through:

    - public or private equity financings;

    - public or private debt financings; and

    - capital lease transactions.

    However, additional financing may not be available on acceptable terms, if at all. In addition, a substantial number of payments to be made by our collaborators and other licensors depend upon our achievement of development and regulatory milestones. Failure to achieve these milestones may significantly harm our future capital position. Additional equity financings could result in significant dilution to our stockholders.

    If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest one or more of our research, development, pre-clinical or clinical programs or manufacturing efforts. We believe that our existing capital resources, committed payments under existing collaborations and licensing arrangements, bank credit arrangements, interest income and the proceeds from this offering will be sufficient to fund our current and planned operations over at least the next 24 months. We may attempt to raise additional capital due to market conditions or strategic considerations even if we have sufficient funds for planned operations.

WE RELY PRIMARILY ON THIRD PARTIES TO MANUFACTURE RESEARCH AND CLINICAL PRODUCTS, AND ANY PROBLEMS OR DELAYS COULD RESULT IN LOST REVENUE.

    We currently manufacture limited quantities of some allergens, antigens and oligonucleotide formulations. We rely on third party contract manufacturers to produce larger quantities of these substances for clinical trials and product commercialization. Contract manufacturers often encounter difficulties in scaling up production, including problems involving:

    - production yields;

    - quality control and assurance;

    - shortage of qualified personnel;

    - compliance with FDA and other regulations;

    - production costs;

    - development of advanced manufacturing techniques; and

    - process controls.

    We and these contract manufacturers may not be able to manufacture our products, including our proprietary allergen and antigen vaccines at a cost or in quantities necessary to make them commercially viable. Third party manufacturers also may not be able to meet our needs with respect to timing, quantity or quality. In addition, there are a limited number of appropriate third party manufacturers, and if some of our manufacturers do not perform to our satisfaction, our clinical trials or product commercialization may be delayed while we search for replacement manufacturers. If we are unable to contract for a sufficient supply of required products on acceptable terms, or if we encounter delays or difficulties in our relationships with these manufacturers, our pre-clinical and clinical testing would be delayed, thereby delaying submission of products for regulatory approval, or the market introduction and commercial sale of those products.

BECAUSE WE LACK SALES, MARKETING AND DISTRIBUTION CAPABILITIES, WE MUST DEPEND ON THIRD PARTIES TO SUPPLY US WITH THESE BUSINESS FUNCTIONS.

    We currently have no sales, marketing or distribution capabilities. If we receive regulatory approval for our products, we intend to market and sell our products principally through distribution, co-marketing, co-promoting or licensing arrangements with third parties. Our collaborators may not have effective sales forces and distribution systems. If we are unable to maintain or establish these relationships and are required to market any of our products directly, we will need to build a marketing and sales force with technical expertise and with supporting distribution capabilities. We may not be able to maintain or establish these relationships with third parties or build in-house sales and distribution capabilities. To the extent that we depend on our collaborators or third parties for marketing and distribution, our revenues will depend on the efforts of these collaborators or third parties. We can not assure you that these efforts will be successful.

WE USE HAZARDOUS MATERIALS IN OUR BUSINESS. ANY CLAIMS RELATING TO IMPROPER HANDLING, STORAGE OR DISPOSAL OF THESE MATERIALS COULD BE TIME CONSUMING AND COSTLY.

    Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and certain waste products. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, we could be held liable for damages or penalized with fines, and this liability could exceed our resources. We may have to incur significant costs to comply with future environmental laws and regulations.

    In addition, we cannot predict the impact of new governmental regulations that might have an adverse effect on the research, development, production and marketing of our products. We may be required to incur significant costs to comply with current or future laws or regulations. Our business may be harmed by the cost of compliance.

WE FACE PRODUCT LIABILITY EXPOSURE AND POTENTIAL UNAVAILABILITY OF INSURANCE.

    The use of any of our product candidates in clinical trials and the sale of any approved products will subject us to potential product liability claims, which may cause us to experience losses. We have obtained limited product liability insurance coverage. This coverage may not be adequate or may not continue to be available in sufficient amounts, at an acceptable cost, or at all. We also may not be able to obtain commercially reasonable product liability insurance for any product approved for marketing in the future. A product liability claim, product recalls or other claim, as well as any claims for uninsured liabilities or in excess of insured liabilities, may significantly harm our business.

WE FACE UNCERTAINTY RELATED TO PRICING AND REIMBURSEMENT AND HEALTH CARE REFORM.

    In both domestic and foreign markets, sales of our or our collaborators' products will depend in part on the availability of reimbursement from third-party payors such as:

    - government health administration authorities;

    - private health insurers;

    - health maintenance organizations;

    - pharmacy benefit management companies; and

    - other health care-related organizations.

    Both the federal and state governments in the United States and foreign governments continue to propose and pass new legislation designed to contain or reduce the cost of health care. Existing regulations affecting the pricing of pharmaceuticals and other medical products may also change before any of our or our collaborators' products are approved for marketing. Cost control initiatives could decrease the price that we receive for any product we or any of our collaborators may develop in the future. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, including pharmaceuticals. Our or our collaborators' products, if any, may not be considered cost effective. Moreover, adequate third-party reimbursement may not be available to enable us or our collaborators to maintain price levels sufficient to realize a return on our investment.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH OR INTEGRATE POTENTIAL FUTURE ACQUISITIONS.

    We have recently experienced, and expect to continue to experience, growth in the number of our employees and the scope of our operating and financial systems. This growth has resulted in an increase in responsibilities for both existing and new management personnel. Our ability to manage growth effectively will require us to continue to implement and improve our operational, financial and management information systems and to recruit, train, motivate and manage our employees. We may not be able to manage our growth and expansion, and our inability to do so may slow our growth rate or give rise to inefficiencies that would reduce our profits.

    In addition, we may acquire additional complementary companies, products or technologies. Managing these acquisitions may in the future entail numerous operational and financial risks and strains, including:

    - exposure to unknown liabilities of acquired companies;

    - higher than expected acquisition and integration costs that may cause our quarterly and annual operating results to fluctuate;

    - combining the operations and personnel of acquired businesses with our own which may be difficult and costly, and integrating or completing the development and application of any acquired technologies which may disrupt our business and divert our management's time and attention;

    - impairment of relationships with key customers of acquired businesses due to changes in management and ownership of the acquired businesses;

    - inability to retain key employees of any acquired businesses or hire enough qualified personnel to staff any new or expanded operations; and

    - increased amortization expenses if an acquisition results in significant goodwill or other intangible assets.

    If we do not effectively manage our business or otherwise adapt to anticipated growth, our business and stock price may suffer.

                         RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE COULD BE VOLATILE AND YOUR INVESTMENT MAY SUFFER A DECLINE IN
  VALUE.

    The market prices for securities of biopharmaceutical companies have in the past been, and are likely to continue in the future to be, very volatile. The market price of our common stock may be subject to substantial volatility depending upon many factors, many of which are beyond our control, including:

    - announcements regarding the results of discovery efforts and pre-clinical and clinical activities by us or our competitors;

    - developments or disputes concerning proprietary rights;

    - progress of regulatory approvals;

    - establishment of additional collaborations or licensing arrangements;

    - changes in existing collaborations or licensing arrangements;

    - technological innovations or new commercial products developed by us or our competitors;

    - announcements regarding the acquisition of technologies or companies;

    - additions or departures of key personnel;

    - operating losses by us;

    - changes in our intellectual property portfolio;

    - changes in government regulations;

    - issuance of new or changed securities analysts' reports or recommendations;

    - general economic conditions and other external factors; and

    - actual or anticipated fluctuations in our quarterly financial and operating results and degree of trading liquidity in our common stock.

    One or more of these factors could significantly harm our business and cause a decline in the price of our common stock in the public market.

AN ACTIVE TRADING MARKET FOR OUR COMMON STOCK MAY NOT DEVELOP AND THE TRADING PRICE OF OUR COMMON STOCK MAY DECLINE BELOW THE INITIAL OFFERING PRICE.

    There is currently no public market for our common stock. The initial public offering price of our stock will be determined through negotiations between us and representatives of the underwriters, and may not reflect the price that will prevail in the open market. An active trading market for our common shares may not develop or be sustained following the completion of this offering. Further, you may not be able to resell your shares at or above the initial public offering price.

    Securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially acute for us because biopharmaceutical companies have experienced greater than average share price volatility in recent years, and, as a result, are at greater risk of being subject to securities class action claims. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management's attention and resources, and disrupt our business operations.

WE HAVE BROAD DISCRETION IN HOW WE USE THE PROCEEDS OF THIS OFFERING, AND WE MAY NOT USE THE PROCEEDS EFFECTIVELY.

    Our management has broad discretion over the use of proceeds of this offering. In addition, our management has not designated a specific use for a substantial portion of the proceeds of this offering. Accordingly, it is possible that our management may allocate the proceeds differently than investors in this offering would have preferred, or that we will fail to maximize our return on the proceeds.

THE SUBSTANTIAL NUMBER OF SHARES THAT WILL BE ELIGIBLE FOR SALE IN THE NEAR FUTURE MAY CAUSE THE MARKET PRICE OF OUR COMMON STOCK TO DECLINE, EVEN IF OUR BUSINESS IS DOING WELL.

    Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline and impair our ability to raise capital through the sale of additional equity securities. Our common stock sold in this offering will be eligible for immediate resale in the public market without restrictions. Shares of our common stock held by our existing stockholders may also be sold in the public market in the future pursuant to, and subject to the restrictions contained in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act. In addition, we have entered into registration rights agreements with some investors that entitle these investors to have their shares registered for sale in the public market. See "Shares Eligible For Future Sale" for further information concerning potential sales of our shares after this offering.

FOLLOWING OUR REINCORPORATION IN DELAWARE, PROVISIONS OF OUR CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW COULD DETER POTENTIAL ACQUISITION BIDS THAT A STOCKHOLDER MAY BELIEVE ARE DESIRABLE, AND THE MARKET PRICE OF OUR COMMON STOCK MAY BE LOWER AS A RESULT.

    Following our reincorporation in Delaware, provisions of our certificate of incorporation, bylaws and other existing agreements may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

    - authorizing our board of directors to issue additional preferred stock;

    - limiting the persons who can call special meetings of stockholders;

    - prohibiting stockholder actions by written consent;

    - creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms;

    - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

    - limiting the ability of stockholders to remove directors without cause.

    Provisions of Delaware law may also discourage, delay or prevent someone from acquiring or merging with us. Further, some of our existing contracts may require a notice of assignment or give other parties the right to terminate the contract or take other action that could harm our business as a result of a change of ownership of our company.

      SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

    This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. These forward-looking statements include statements about our:

    - business strategy;

    - anticipated growth in revenue from our collaborations;

    - uncertainty regarding our future operating results;

    - anticipated sources of funds, including the proceeds from this offering, to fund our operations for the 24 months following the date of this prospectus; and

    - plans, objectives, expectations and intentions contained in this prospectus that are not historical facts.

    All statements, other than statements of historical facts included in this prospectus, regarding our strategy, future operations, financial position, estimated revenues or losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All forward-looking statements speak only as of the date of this prospectus. You should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements we make in this prospectus are reasonable, we cannot assure you that we will achieve these plans, intentions or expectations. We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events.

    Information regarding market and industry statistics contained in the "Prospectus Summary" and "Business" sections of this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources and cannot assure you of the accuracy of the data that we have included.

                                _______________

    You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                                USE OF PROCEEDS

    We estimate that we will receive net proceeds of $      from the sale of the
shares of common stock in this offering, assuming an initial public offering
price of $      per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, our net proceeds will be
approximately $      .

    At this time, the principal purposes of this offering are to obtain additional capital and increase our financial flexibility. We presently intend to use the net proceeds of this offering to:

    - increase the size of our staff to implement our product research, discovery and development programs as rapidly as possible;

    - lease an additional facility to house our larger organization; and

    - establish expanded manufacturing capabilities in anticipation of the Phase III trial of AIC.

    As of the date of this prospectus, we have not allocated any specific amount of the proceeds for the purposes listed above. The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our product development and commercialization efforts, technological advances, the amount of proceeds actually raised in this offering and the amount of cash provided by our collaborations. As a result, we cannot specify with certainty the amounts that we may allocate to the particular uses of the net proceeds of this offering. Our management will have significant flexibility and discretion in applying the net proceeds of this offering. Pending any use, we will invest the net proceeds of this offering generally in short-term, investment grade, interest bearing securities but cannot predict that these investments will yield a favorable return.

    We may also use a portion of the net proceeds of this offering to invest in or acquire complementary businesses, services or technologies, or to enter into strategic collaborations with third parties. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of these businesses, services or technologies and strategic collaborations. At this time, however, we do not have any present understandings, commitments or agreements with respect to any material acquisition.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of September 30, 2000:

    - on an actual basis;

    - on a pro forma basis to reflect the automatic conversion of all shares of mandatorily redeemable convertible preferred stock outstanding as of September 30, 2000 into 12,646,619 shares of common stock; and

    - on a pro forma as adjusted basis to reflect the sale of       shares
      common stock offered by this prospectus at an assumed initial public
      offering price of $      per share, after deducting the underwriting
      discounts and commissions and estimated offering expenses payable by us.

    You should read this table in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                       SEPTEMBER 30, 2000
                                                              ------------------------------------
                                                                             PRO       PRO FORMA
                                                               ACTUAL       FORMA     AS ADJUSTED
                                                              ---------   ---------   ------------
                                                              (IN THOUSANDS, EXCEPT SHARE AND PER
                                                                          SHARE DATA)
Equipment financing, net of current portion.................  $     29    $     29     $      29
                                                              --------    --------     ---------
Mandatorily redeemable convertible preferred stock: no par
  value; 12,989,494 shares authorized, 12,646,619 shares
  issued and outstanding actual; no shares issued and
  outstanding pro forma and pro forma as adjusted...........    49,223          --            --
                                                              --------    --------     ---------
Stockholders' equity (deficit):
  Preferred stock: $0.001 par value; no shares authorized,
    issued or outstanding actual; no shares authorized,
    issued or outstanding pro forma; 6,000,000 shares
    authorized; no shares issued and outstanding pro forma
    as adjusted.............................................        --          --            --
  Common stock: $0.001 par value; 20,000,000 shares
    authorized; 2,827,429 shares issued and outstanding
    actual; 20,000,000 shares authorized; 15,474,048 shares
    issued and outstanding pro forma; 60,000,000 shares
    authorized;       shares issued and outstanding pro
    forma as adjusted.......................................         3          15
  Additional paid-in capital................................     3,394      52,605
  Deferred stock compensation...............................    (1,985)     (1,985)       (1,985)
  Notes receivable from stockholders........................      (292)       (292)         (292)
  Accumulated other comprehensive loss......................       (53)        (53)          (53)
  Deficit accumulated during the development stage..........   (22,964)    (22,964)      (22,964)
                                                              --------    --------     ---------
  Total stockholders' equity (deficit)......................   (21,897)     27,326
                                                              --------    --------     ---------
  Total capitalization......................................  $ 27,355    $ 27,355     $
                                                              ========    ========     =========

---------

    The above information excludes:

    - 171,396 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2000 at a weighted average exercise price of $0.47 per share;

    - 3,000,000 shares of common stock reserved for issuance under our 2000 stock incentive plan and the 2000 non-employee director option program, which will become effective upon the effectiveness of this offering;

    - 900,000 shares of common stock available for issuance under our 2000 employee stock purchase plan, which will become effective upon the effectiveness of this offering; and

    - 10,285 shares of common stock issuable upon the exercise of warrants outstanding as of September 30, 2000 at a weighted average exercise price of $2.19 per share.

                                    DILUTION

    Our net tangible book value as of September 30, 2000 was approximately $27.3 million, or approximately $1.77 per share of common stock on a pro forma basis. Pro forma net tangible book value per share represents total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding, assuming the conversion of all shares of preferred stock outstanding as of September 30, 2000 into common stock.

    Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after the offering. After giving effect to our sale of shares of common stock in this offering at an assumed initial public
offering price of $      per share and after deduction of the underwriting
discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2000 would have been
approximately $      million, or $      per share. This represents an immediate
increase in pro forma net tangible book value of $ per share to existing stockholders and an immediate dilution in pro forma net tangible book value of $ per share to purchasers of common stock in this offering. The table below illustrates this dilution:

Assumed initial public offering price per share.............              $
Pro forma net tangible book value per share as of
  September 30, 2000........................................   $1.77
Increase per share attributable to new investors............
                                                               -----
Pro forma net tangible book value per share after the
  offering..................................................
                                                                          -----
Dilution per share to new investors.........................              $
                                                                          =====

    The following table sets forth on a pro forma basis as of September 30, 2000, the total number of shares of common stock purchased from us, the total consideration paid for these shares and the average price per share paid by our existing stockholders and by new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us at an
assumed initial public offering price of       per share.

                            SHARES PURCHASED       TOTAL CONSIDERATION
                          ---------------------   ----------------------   AVERAGE PRICE
                            NUMBER     PERCENT      AMOUNT      PERCENT      PER SHARE
                          ----------   --------   -----------   --------   -------------
Existing stockholders...  15,474,048              $50,006,000                 $ 3.23
New investors...........
                          ----------    -----     -----------    ------
Total...................                  100%    $                 100%
                          ==========    =====     ===========    ======

    This table assumes that no options or warrants were exercised after September 30, 2000. As of September 30, 2000, there were outstanding options to purchase a total of 171,396 shares of common stock at a weighted average exercise price of approximately $0.47 per share and 10,285 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.19 per share.

                            SELECTED FINANCIAL DATA

    You should read the following selected financial data in conjunction with our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the years ended
December 31, 1997, 1998 and 1999 and for the nine months ended September 30, 2000, and the balance sheet data as of December 31, 1998 and 1999 and September 30, 2000, are derived from the audited financial statements that are included elsewhere in this prospectus. The statement of operations data for the period from August 29, 1996 (date of inception) to December 30, 1996, and the balance sheet data as of December 31, 1996 and 1997 are derived from our audited financial statements not included in this prospectus. The statement of operations data for the nine months ended September 30, 1999 are derived from our unaudited financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited financial statements include all adjustments, consisting principally of normal recurring adjustments, necessary for a fair presentation of our results of operations for this period. Historical results are not necessarily indicative of the results of operations to be expected for future periods and the results of interim periods are not necessarily indicative of the results for a full year. See Note 2 of Notes to Financial Statements for a description of the method that we used to compute our historical and pro forma basic and diluted net loss per share attributable to common stockholders.

                                                       PERIOD FROM
                                                     AUGUST 29, 1996                                        NINE MONTHS ENDED
                                                   (DATE OF INCEPTION)      YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                     TO DECEMBER 31,     ------------------------------   ----------------------
                                                          1996             1997       1998       1999        1999         2000
                                                   -------------------   --------   --------   --------   -----------   --------
                                                                                                          (UNAUDITED)
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Collaboration and other revenue..................         $   --         $    --    $    --    $   450      $   155     $  1,493
                                                          ------         -------    -------    -------      -------     --------
Operating expenses:
  Research and development*......................             65           2,939      5,978      6,049        4,455        5,655
  General and administrative*....................            157             807      1,116      1,396        1,010        2,421
                                                          ------         -------    -------    -------      -------     --------
  Total operating expenses.......................            222           3,746      7,094      7,445        5,465        8,076
                                                          ------         -------    -------    -------      -------     --------
Loss from operations.............................           (222)         (3,746)    (7,094)    (6,995)      (5,310)      (6,583)
Interest income, net.............................             16             241        316        436          325          667
                                                          ------         -------    -------    -------      -------     --------
Net loss.........................................           (206)         (3,505)    (6,778)    (6,559)      (4,985)      (5,916)
Deemed dividend related to beneficial conversion
  feature of preferred stock.....................             --              --         --         --           --      (16,033)
                                                          ------         -------    -------    -------      -------     --------
Net loss attributable to common stockholders.....         $ (206)        $(3,505)   $(6,778)   $(6,559)     $(4,985)    $(21,949)
                                                          ======         =======    =======    =======      =======     ========
Net loss per share attributable to common
  stockholders, basic and diluted................         $(1.89)        $ (5.29)   $ (6.64)   $ (4.50)     $ (3.56)    $ (11.21)
                                                          ======         =======    =======    =======      =======     ========
Shares used in computing net loss per share
  attributable to common stockholders, basic and
  diluted........................................            109             663      1,021      1,457        1,400        1,958
                                                          ======         =======    =======    =======      =======     ========
Pro forma net loss per share attributable to
  common stockholders, basic and diluted
  (unaudited)....................................                                              $ (0.63)                 $  (0.46)
                                                                                               =======                  ========
Shares used in computing pro forma net loss per
  share attributable to common stockholders,
  basic and diluted (unaudited)..................                                               10,458                    12,966
                                                                                               =======                  ========

------------

* Includes non-cash charges for stock compensation expense as follows (in thousands):

                                                                               NINE MONTHS ENDED
                                                               YEAR ENDED        SEPTEMBER 30,
                                                              DECEMBER 31,   ----------------------
                                                                  1999          1999         2000
                                                              ------------   -----------   --------
                                                                             (UNAUDITED)
Research and development....................................    $    94        $    10     $    194
General and administrative..................................         52              3          401
                                                                -------        -------     --------
                                                                $   146        $    13     $    595
                                                                =======        =======     ========

                                                                 DECEMBER 31,
                                                   -----------------------------------------   SEPTEMBER 30,
                                                     1996       1997       1998       1999          2000
                                                   --------   --------   --------   --------   --------------
BALANCE SHEET DATA:
Cash, cash equivalents and marketable
  securities.....................................  $  6,574   $ 3,242    $ 13,244   $  8,479      $ 27,660
Working capital..................................     6,446     2,794      12,212      6,634        26,511
Total assets.....................................     6,594     3,814      14,329      9,622        29,037
Equipment financing, net of current portion......        --       333         328        167            29
Mandatorily redeemable convertible preferred
  stock..........................................     6,654     6,654      23,124     24,079        49,223
Total stockholders' deficit......................      (188)   (3,691)    (10,467)   (16,820)      (21,897)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND THE RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT REFLECT OUR CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND FINANCIAL PERFORMANCE. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SOME FACTORS, SUCH AS THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    Since our incorporation in December 1996, we have been focused on discovering, developing and commercializing innovative products to treat and prevent allergies, infectious diseases, cancer and chronic inflammatory diseases. Our development efforts are based on two proprietary and versatile approaches aimed at altering the immune system response in highly specific ways. Our primary research focus is on immunostimulatory sequences, or ISS, which are short DNA sequences that enhance the ability of the immune system to fight disease and control chronic inflammation. In a separate program, we are also developing orally available small molecules in the thiazolopyrimidine, or TZP, class. TZPs inhibit the production of cytokines, such as tumor necrosis factor alpha, or TNF-alpha, and interleukin-12, or IL-12, that cause inflammation and disease.

    We have incurred significant losses since our inception. As of September 30, 2000, we had an accumulated deficit of $23.0 million. We expect to commit substantial financial resources to expand our lead clinical programs, to advance our pre-clinical development programs and to continue to support our discovery programs. It is likely that our lead clinical and pre-clinical programs will require investments that increase our current rate of expenditures. If we were to receive regulatory approval for any of our clinical programs, we would be required to invest significant capital to develop or otherwise secure commercial scale manufacturing, marketing and sales capabilities. These initial investments are likely to result in increased operating losses or margins that are relatively low for several quarters or years until product sales grow sufficiently to support the organization.

    We operate in one business segment and are in the development stage at September 30, 2000.

REVENUE RECOGNITION

    We recognize collaboration and other revenue based on the terms specified in the agreements using the percentage of completion method, generally approximating the straight line basis over the period of the collaboration or as work is performed. Any amounts received in advance of performance are recorded as deferred revenue. All revenue recognized to date under our collaborations is nonrefundable. In accordance with our business strategy, in the future we expect revenue to be generated from the sale of products. We generally expect to recognize revenue upon product shipment.

STOCK-BASED COMPENSATION

    In connection with the grant of stock options to employees and non-employees, we recorded deferred stock compensation as a component of stockholders' equity (deficit). Deferred stock compensation for options granted to employees is the difference between the estimated fair value of our common stock on the date the options were granted and their exercise price. For stock options granted to non-employees, the fair value of the options, estimated using the Black-Scholes valuation model, is initially recorded on the date of grant. As non-employee options become exercisable, we remeasure the remaining unvested options, with any change in the estimated fair value from period to period recorded as a change in deferred stock compensation. Deferred stock compensation is amortized as a charge to operations over the vesting periods of the options. We recorded stock compensation expense of $146,000 for the year ended
December 31, 1999 and $595,000 for the nine months ended September 30, 2000. We expect to record future stock compensation expense as follows: $174,000 during the fourth quarter of 2000, $666,000 during 2001, $637,000 during 2002, $443,000 during 2003, $56,000 during 2004 and $9,000 during 2005. The amount of stock compensation expense to be recorded in future periods may decrease if unvested options, for which deferred stock compensation has been recorded, are subsequently canceled.

    In addition, in October and November of 2000, we granted options to purchase a total of 870,300 shares of common stock to our employees. The total deferred stock compensation related to these option grants amounts to $7,257,000 and will be amortized to expense over the vesting period, which is generally four years.

RESULTS OF OPERATIONS

    NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

    REVENUE: Our revenue for the nine months ended September 30, 2000 was $1.5 million as compared to $155,000 for the same period in 1999. Revenue for the nine months ended September 30, 2000 resulted from two research and development collaborations commencing during 2000. One of these collaborations provided revenue of $1.0 million and focuses on the development of a vaccine against HIV. The other collaboration provided revenue of $500,000 and focuses on research for vaccines against hepatitis B. No revenue was generated through these collaborations during 1999. The revenue generated during 1999 resulted from two agreements that provided customers access to technology developed by us.

    RESEARCH AND DEVELOPMENT EXPENSES: Research and development expense consists primarily of compensation and related benefits, facility costs, supplies and depreciation of laboratory equipment. Research and development expenses increased by 27% to $5.7 million for the nine months ended
September 30, 2000 as compared to $4.5 million for the same period in 1999. The increase in expenses for the nine months ended September 30, 2000 was due primarily to costs of $1.5 million related to research and development expenses required to support collaborative research efforts. We expect that our two research and development collaborations will continue, perhaps at slightly higher expense rates, in the future. Non-cash stock compensation expense was $194,000 and $10,000 for the nine months ended September 30, 2000 and 1999, respectively.

    GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expense consists primarily of compensation and related benefits, facility costs and professional expenses, such as legal, accounting, investor and public relations and general corporate consulting. General and administrative expense increased by 140% to $2.4 million for the nine months ended September 30, 2000 compared to $1.0 million for the same period in 1999. This increase reflects increased compensation and benefits expenses of $455,000 associated with the addition of key members of our management team and associated recruiting costs. Additionally, the increase reflects increased professional fees of $330,000. We expect that our general and administrative expenses will increase in the future as we expand our staff and add infrastructure to support the additional activities related to being a public company. Non-cash stock compensation expense was $401,000 and $3,000 for the nine months ended September 30, 2000 and 1999, respectively.

    INTEREST INCOME, NET: Interest income, net, increased by 105% to $667,000 for the nine months ended September 30, 2000 as compared to $325,000 for the same period in 1999. This increase was primarily due to interest generated from higher average cash balances resulting from the sale of 3,542,187 shares of preferred stock during the nine months ended September 20, 2000, yielding net cash proceeds of approximately $25.4 million.

    INCOME TAXES: We have incurred net operating losses since our inception and, consequently, we have not paid any federal or state income taxes. As of September 30, 2000, we had federal net operating loss carryforwards of approximately $10.0 million. We also had federal research and development tax credit carryforwards of approximately $962,000. If not utilized, the net operating losses and tax credit carryforwards will expire at various dates beginning in 2001 and continuing through 2020.

We have provided a full valuation allowance for our deferred tax assets at September 30, 2000 due to the uncertainty surrounding the future realization of these assets. Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitations due to the change in ownership provisions of the Internal Revenue Code of 1986, as amended, and similar state provisions.

    BENEFICIAL CONVERSION FEATURE. In May, 2000, we issued 2,953,554 shares of Series C mandatorily redeemable convertible preferred stock for net cash proceeds of approximately $20.5 million. After evaluating the estimated fair value of our common stock in contemplation of this offering, we determined that the issuance of the Series C mandatorily redeemable convertible preferred stock resulted in a beneficial conversion feature calculated in accordance with Emerging Issues Task Force Consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features." The beneficial conversion feature was reflected as a non-cash deemed dividend of $16.0 million in our financial statements for the nine months ended September 30, 2000. Additionally, we issued 285,714 shares of Series C mandatorily redeemable convertible preferred stock in October 2000 for net cash proceeds of approximately
$2.0 million. The beneficial conversion feature of $2.0 million relating to this issuance will be reflected as a non-cash deemed dividend in our financial statements in the fourth quarter of 2000.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    REVENUE: We first recorded revenue in 1999. Revenue during the year ended December 31, 1999 resulted from two agreements that provided customers access to technology developed by us.

    RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses were $6.0 million for each of the years ended December 31, 1999 and 1998. Non-cash stock compensation expense was $94,000 for the year ended December 31, 1999. There was no non-cash stock compensation expense for the year ended December 31, 1998.

    GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses increased by 25% to $1.4 million during the year ended December 31, 1999, as compared to $1.1 million during the year ended December 31, 1998. The increase consisted primarily of growth in our administrative staff and costs of relocating our operations to Berkeley from San Diego. Non-cash stock compensation expense was $52,000 for the year ended December 31, 1999. There was no non-cash stock compensation expense for the year ended December 31, 1998.

    INTEREST INCOME, NET: Interest income, net, increased by 38% to $436,000 during the year ended December 31, 1999 as compared to $316,000 for the year ended December 31, 1998. This increase was primarily due to the interest generated from higher average cash balances resulting from the sale of 5,161,584 shares of preferred stock during 1998, yielding net cash proceeds of approximately $16.5 million. This was partially offset by an increase of $40,000 in interest expenses incurred in connection with a master equipment financing arrangement entered into during 1997.

    YEARS ENDED DECEMBER 31, 1998 AND 1997

    REVENUE: We did not record revenue in the years ended December 31, 1998 and December 31, 1997.

    RESEARCH AND DEVELOPMENT EXPENSES: Research and development expenses increased by 103% to $6.0 million during the year ended 1998 as compared to $2.9 million during the year ended 1997. The increase of $3.0 million resulted from the growth of our research and development staff, advancement of our lead programs into pre-clinical development, and leasing our principal facility in Berkeley, California.

    GENERAL AND ADMINISTRATIVE EXPENSES: General and administrative expenses increased by 38% to $1.1 million during the year ended 1998 as compared to $807,000 during the year ended 1997. The

$309,000 increase from 1997 to 1998 was primarily the result of establishing principal offices in Berkeley and closing our facilities in San Diego.

    INTEREST INCOME, NET: Interest income, net, increased by 31% to $316,000 during the year ended 1998 as compared to $241,000 during the year ended 1997. This increase was primarily due to the interest generated from higher average cash balances resulting from the sale of 5,161,584 shares of preferred stock during 1998, yielding net cash proceeds of approximately $16.5 million. The higher interest income was partially offset by an increase of $82,000 in interest expense incurred in connection with a master equipment financing arrangement first entered into during 1997.

LIQUIDITY AND CAPITAL RESOURCES

    We have financed our operations from inception primarily through sales of shares of mandatorily redeemable convertible preferred stock, which have yielded a total of $49.5 million in net cash proceeds and, to a lesser extent, through amounts received under our collaboration agreements and equipment financing arrangements. As of September 30, 2000, we had $27.7 million in cash equivalents and marketable securities. Our funds are currently invested in highly liquid, investment-grade corporate obligations. At September 30, 2000, we have $207,000 outstanding under our master equipment financing agreement, which bears interest at an effective rate of 15% per year.

    NINE MONTHS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

    Our operating activities used cash of $5.8 million for the nine months ended September 30, 2000, compared to $5.2 million for the nine months ended
September 30, 1999. Cash used in the nine months ended September 30, 2000 consisted primarily of our net loss of $5.9 million. Cash used in the nine months ended September 30, 1999 consisted primarily of our net loss of $5.0 million.

    Our investing activities used cash of $14.7 million for the nine months ended September 30, 2000, compared to cash provided of $359,000 for the nine months ended September 30, 1999. Cash used in the nine months ended
September 30, 2000 consisted primarily of an investment of $16.2 million in marketable securities. Cash provided in the nine months ended September 30, 1999 consisted primarily of $517,000 in proceeds from marketable securities, partially offset by an investment of $158,000 in property and equipment.

    Our financing activities provided cash of $25.3 million for the nine months ended September 30, 2000, compared to cash used of $95,000 for the nine months ended September 30, 1999. Cash provided in the nine months ended September 30, 2000 consisted primarily of $25.4 million in proceeds from issuance of mandatorily redeemable convertible preferred stock, slightly reduced by $121,000 in repayments of equipment financing. Cash used in the nine months ended September 30, 1999 consisted primarily of $103,000 in repayments of equipment financing.

    YEARS ENDED DECEMBER 31, 1999 AND 1998

    Our operating activities used cash of $5.4 million in the year ended December 31, 1999, compared to $5.8 million in the year ended December 31, 1998. Cash used in operations during 1999 consisted primarily of our net loss of $6.6 million, partially reduced by an $1.1 million increase in deferred revenue. Cash used in operations during 1998 consisted primarily of our $6.8 million net loss, partially offset by a $775,000 increase in accounts payable.

    Our investing activities provided cash of $4.9 million for year ended December 31, 1999 compared to cash used of $7.7 million for the year ended December 31, 1998. Cash provided in 1999 consisted primarily of $5.2 million in net proceeds from marketable securities. Cash used in 1998 consisted primarily of an investment of $7.0 million in marketable securities and an investment of $749,000 in property and equipment.

    Our financing activities provided cash of $872,000 during the year ended December 31, 1999 compared to $16.5 million for the year ended December 31, 1998. Cash provided in 1999 consisted primarily of $955,000 in net proceeds from the issuance of mandatorily redeemable convertible preferred stock. Cash provided in 1998 consisted primarily of $16.5 million in net proceeds from the issuance of preferred stock.

    Under our research agreement with the Regents of the University of California, at September 30, 2000, we may fund future research activities through 2003 in the amount of approximately $3.0 million.

    We believe our existing cash and investments, together with the estimated net proceeds of this offering, will be sufficient to meet our anticipated cash requirements for at least the next 24 months. Our future capital uses and requirements depend on numerous forward-looking factors.

    For the next several years, we do not expect our operations to generate the amounts of cash required for our future cash needs. In order to fulfill our cash requirements, we expect to finance future cash needs through the sale of equity securities, strategic collaborations and perhaps debt financing. We cannot assure you that additional financing or collaboration and licensing arrangements will be available when needed or that, if available, will be on terms favorable to our stockholders or us. Insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs, to lose rights under existing licenses or to relinquish greater or all rights to product candidates at an earlier stage of development or on less favorable terms than we would otherwise choose or may adversely affect our ability to operate as a going concern. If additional funds are obtained by issuing equity securities, substantial dilution to existing stockholders may result.

RECENT ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS No. 133 requires that all derivative instruments be recognized at fair value in the statement of financial position, and that the corresponding gains and losses be reported either in the statement of operations or as a component of comprehensive income (loss), depending on the type of relationship that exists. We have not engaged in significant hedging activities or invested in derivative instruments. We will adopt SFAS No. 133 in fiscal year 2001 and we do not expect adoption to have a material impact on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

    The primary objective of our investment activities is to preserve principal while at the same time maximize the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may have market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and corporate obligations. Because of the short-term maturities of our cash equivalents and marketable securities, we do not believe that an increase in market rates would have any significant negative impact on the realized value of our investments.

                                    BUSINESS

OVERVIEW

    We are a biopharmaceutical company focused on discovering, developing and commercializing innovative products to treat and prevent allergies, infectious diseases, cancer and chronic inflammatory diseases. Our development efforts are based on two proprietary and versatile approaches aimed at altering the immune system response in highly specific ways. Our first approach and primary research focus is on immunostimulatory sequences, or ISS which are short DNA sequences that enhance the ability of the immune system to fight disease and control chronic inflammation. Our lead ISS-based product candidate, AIC, is an anti-ragweed allergy product that is currently in Phase II human clinical testing to measure safety and dosing for the treatment of ragweed-allergy. Our second approach focuses on the development of orally available small molecules in the thiazolopyrimidine, or TZP, class. TZPs inhibit the production of chemical signals, or cytokines, such as tumor necrosis factor alpha, or TNF-alpha, and interleukin-12, or IL-12. We believe our TZP molecules will be useful in treating inflammatory diseases, such as rheumatoid arthritis and Crohn's disease, characterized by an elevated production of these cytokines that cause inflammation.

BACKGROUND

THE IMMUNE SYSTEM

    The immune system is the body's natural defense mechanism against infectious pathogens such as bacteria, viruses and parasites. The immune system also plays an important role in identifying and eliminating abnormal cells such as cancer cells. Each specific type of pathogen or abnormal cell typically carries one or more unique signature molecules on its surface called antigens. The immune system detects these antigens and initiates a series of steps to eliminate the pathogen or abnormal cell through two distinct pathways (see Figure 1). These pathways are distinguished primarily by the two types of helper T cells involved, Th1 cells and Th2 cells. Th1 cells are activated as a result of viral or bacterial infection or cancer. Th2 cells are activated in response to parasitic infections. The steps associated with the Th1 pathway, depicted in Figure 1, are as follows:

    ANTIGEN RECOGNITION. The immune response begins with specialized white blood cells, or presenting cells, that conduct continuous surveillance. When these presenting cells identify an antigen, they process and present it to the Th1 cells. Some bacterial infections cause the release of a cytokine known as tumor necrosis factor alpha, or TNF-alpha, which helps control the infection through non-specific responses such as fever and inflammation.

    ACTIVATION OF TH1 CELLS. The Th1 cells, upon recognition of presented antigens through specific receptors and stimulation by IL-12, multiply and produce cytokines such as interferon gamma. Interferon gamma plays an important role in the Th1 pathway and inhibits the Th2 pathway.

    ACTIVATION OF KILLER T CELLS AND B CELLS. Killer T cells and B cells are types of white blood cells. Interferon gamma activates pathogen-specific killer T cells that are capable of recognizing infected cells and killing them. It also activates B cells to make a pathogen-specific type of antibody, known as IgG.

    PATHOGEN ELIMINATION. Killer T cells recognize and kill virus or bacteria-infected cells and cancer cells and can lead to complete elimination of those cells. IgG antibodies bind specifically to viruses or bacteria and neutralize their ability to infect new cells. By a similar mechanism, the Th1 response can recognize and eliminate cancer cells.

    ESTABLISHMENT OF IMMUNOLOGIC MEMORY. Once a population of pathogen-specific Th1 cells is produced, it persists for a long period of time, even if the pathogen target is eliminated. If another infection by the same pathogen occurs, the immune system is able to react more quickly and powerfully to the infection because the pathogen-specific Th1 cells can reproduce immediately.

    In the absence of a Th1 immune response, the immune system naturally defaults to the Th2 pathway, which operates in a similar way to the Th1 pathway with some important differences, as depicted in Figure 1. Once Th2 cells are activated, they release cytokines such as interleukin-4, or IL-4, and interleukin-5, or IL-5. IL-4 stimulates the B cells to produce a type of antibody known as IgE. These IgE antibodies identify and bind to a pathogen and activate special immune cells that are capable of destroying the parasite. At the same time, they cause inflammation, swelling and damage in the surrounding normal tissues. IL-4 and IL-5 also attract other inflammatory cells to the site to aid in the elimination process.

                  FIGURE 1 -- OVERVIEW OF THE IMMUNE RESPONSE:

T HELPER CELL TYPE 1 PATHWAY

1 ANTIGEN RECOGNITION

The immune response process begins with specialized                 Picture representing
white blood cells, called presenting cells, that                    antigen recognition.
conduct continuous surveillance. When these
presenting cells identify an antigen associated with
viruses, bacteria or cancer cells, they process the
antigen and physically present it to a class of
activated T helper cells type 1, or Th1 cells.
Presenting cells also produce cytokine signals, such
as IL-12, that guide the immune response in the Th1
pathway.
-----------------------------------------------------------------------------------------------------

2 ACTIVATION OF TH1 CELLS

Th1 cells, upon recognition of presented antigen and                Picture representing
stimulation by IL-12, multiply and produce another                activation of Th1 cells.
cytokine, interferon gamma. Interferon gamma is
essential for the Th1 pathway and also inhibits the
Th2 pathway.
-----------------------------------------------------------------------------------------------------

3 ACTIVATION OF KILLER T CELLS AND B CELLS

Two types of cells, known as killer T cells and B            Picture representing activation of
cells, respond to interferon gamma. Killer T cells              killer T cells and B cells.
are capable of recognizing infected cells and can-
cer cells. B cells produce a type of antibody, known
as IgG, that helps to eliminate viruses, bacteria,
and cancer cells. Antibodies are molecules that can
identify and bind to the antigen associated with the
infectious pathogen.
-----------------------------------------------------------------------------------------------------

4. PATHOGEN ELIMINATION

Killer T cells recognize and kill virus or bacteria-                Picture representing
infected cells or cancer cells in a pathogen-spe-                  pathogen elimination.
cific manner. Their activity can lead to the com-
plete elimination of the infected cells or cancer
cells. Once attached to the infectious pathogen, the
IgG antibody can block its ability to infect and
attract other components of the immune system to aid
in its destruction.
-----------------------------------------------------

* Th1 cells form a population of specialized Th1 cells called memory cells. These cells are programmed to expand and respond at each subsequent encounter with the pathogen.

** Some bacterial infections activate a separate defense mechanism involving TNF-alpha synthesis and lead to inflammation.

                                                       T HELPER CELL TYPE 2 PATHWAY

                                                       1 ANTIGEN RECOGNITION

                Picture representing                   As with the Th1 pathway, the immune response
                antigen recognition.                   process begins when presenting cells identify
                                                       an antigen, process the antigen and physically
                                                       present it. In this pathway, the activated T
                                                       helper cells are type 2, or Th2 cells.
                                                       Presenting cells also produce undefined
                                                       cytokines that activate Th2 cells.
-----------------------------------------------------------------------------------------------------

                                                       2 ACTIVATION OF TH2 CELLS

                Picture representing                   Th2 cells, upon recognition of the presented
              activation of Th2 cells.                 antigen and stimulation by undefined
                                                       cytokines, produce the cytokines IL-4 and
                                                       IL-5.
-----------------------------------------------------------------------------------------------------

                                                       3 ACTIVATION OF B CELLS AND INFLAMMATORY CELLS

         Picture representing activation of            IL-4 produced by Th2 cells induces B cells to
           B cells and inflammatory cells.             make parasite-specific IgE antibodies. IL-4
                                                       and IL-5 produced by the Th2 cells cause
                                                       activation and recruitment of inflammatory
                                                       cells.
-----------------------------------------------------------------------------------------------------

                                                       4 PARASITE ELIMINATION

                Picture representing                   Parasite-specific IgE antibodies attach to and
                parasite elimination.                  activate inflammatory cells, enabling them to
                                                       recognize parasites. Upon association with
                                                       parasite bound IgE, inflammatory cells lyse,
                                                       or disintegrate, and release a variety of
                                                       chemicals. These inflammatory chemicals kill
                                                       the parasite and also damage normal tissues.
                                                       Th2 responses inappropriately stimulated by
                                                       harmless environmental substances (such as
                                                       pollens) can lead to diseases such as allergy
                                                       and asthma.
                                                       ----------------------------------------------

                                                       *Th2 cells, like Th1 cells, generate a
                                                       population of memory Th2 cells.

    The following table summarizes some of the major characteristics of Th1 and Th2 immune responses.

                            TH1 IMMUNE RESPONSE                  TH2 IMMUNE RESPONSE

  NATURAL IMMUNE        Fight bacterial infections             Default immune response
   SYSTEM MODE            Fight viral infections             Fight parasitic infections
                            Fight tumor growth

   PREDOMINANT               Interferon gamma                   Interleukin-4 (IL-4)
    CYTOKINES             Interleukin-12 (IL-12)                Interleukin-5 (IL-5)
                        Tumor Necrosis Factor Alpha
                                (TNF-alpha)

  CHARACTERISTIC          Immunoglobulin G (IgG)               Immunoglobulin E (IgE)
    ANTIBODIES

THE IMMUNE SYSTEM AND DISEASE

    A properly active immune response is critical to the body's ability to control foreign pathogens and the replication of abnormal cells such as cancer cells. The immune system, however, does not always function properly and can malfunction in different ways, including producing insufficient and inappropriate responses.

    INSUFFICIENT IMMUNE RESPONSE. When the immune system does not respond strongly enough to a foreign pathogen, such as a virus, the virus can establish itself in the body and cause disease. Hepatitis B and HIV are examples of viruses that can lead to a chronic infection where the immune system cannot mount an aggressive enough defense to eradicate the virus. Tuberculosis is another example of a chronic disease resulting from an insufficient response of the immune system. These chronic viral and bacterial diseases are associated with an insufficient Th1 response.

    INAPPROPRIATE IMMUNE RESPONSE. Inappropriate Th2 activation is linked to several diseases, including allergies and some inflammatory diseases such as asthma. Allergies are caused by the immune system reacting moderately or aggressively to an otherwise harmless foreign molecule when it enters the body. These molecules, called allergens, are present in several plant pollens and microorganisms such as dust mites. These allergens present no danger for most people because they do not interfere with or modify the body's normal processes. People who suffer from allergies, however, mount Th2 immune responses when their immune systems recognize the relevant allergens. Ragweed allergy is a common example of a condition whereby a Th2 response to ragweed pollen leads to the production of histamines and other inflammatory chemicals. The resulting symptoms of a runny nose and eye irritation are well recognized. Other inflammatory diseases, such as asthma, are the result of chronic exposure to multiple allergens and the ensuing long term Th2 inflammatory response.

    Inappropriate Th1 activation may cause, in rare cases, the generation of Th1 type responses directed against the body's own tissues, resulting in illnesses known as autoimmune disorders. Examples of Th1 mediated autoimmune disorders include lupus and multiple sclerosis.

    OTHER IMMUNE-RELATED DISORDERS. A number of chronic inflammatory diseases do not have a well-identified cause but are thought to be linked to inappropriate Th1 or Th2 activation. In many cases, the most serious symptoms of the disease are associated with the overproduction of certain cytokines. Excessive levels of cytokines such as TNF-alpha and IL-12 are present in diseases such as rheumatoid arthritis, Crohn's disease and possibly congestive heart failure. A reduction in the levels of these cytokines produces dramatic improvements in the severity of the disease. Similarly, idiopathic pulmonary fibrosis and ulcerative colitis are associated with high levels of IL-4 and other cytokines. Studies have shown that suppression of these cytokines reduces the severity of the disease.

    The following table provides examples of Th1 and Th2 related diseases.

                           TH1 RELATED DISEASES                 TH2 RELATED DISEASES
DISEASES CAUSED BY       Chronic viral infections                  None identified
   INSUFFICIENT        Chronic bacterial infections
 IMMUNE RESPONSE

DISEASES CAUSED BY                 Lupus                              Allergies
  INAPPROPRIATE             Multiple sclerosis                         Asthma
 IMMUNE RESPONSE

DISEASES CAUSED BY         Rheumatoid arthritis             Idiopathic pulmonary fibrosis
      OTHER                   Crohn's disease                    Ulcerative colitis
  IMMUNE-RELATED
    DISORDERS

CURRENT THERAPIES

    Most current therapies for these diseases share one or more limitations.

    - SYMPTOMATIC RELIEF ONLY: By blocking one of many steps that lead to the disease, current therapies ameliorate symptoms but do not affect the actual cause of the disease. For example, allergy treatments such as antihistamines block chemicals that directly cause disease symptoms such as runny nose and eye irritation. Once antihistamine therapy stops, the symptoms return.

    - SHORT DURATION: The therapeutic effect of these therapies is short lived, and continuous administration is required to maintain control of symptoms. For example, antiviral drugs, which treat chronic infections caused by viruses, such as hepatitis B and HIV, work by preventing the replication of the virus. By themselves, these drugs do not eradicate the virus from the body. Virus replication typically resumes once drug treatment stops.

    - BROAD IMMUNOSUPPRESSION: Some drugs act by producing broad immunosuppression, which enhances the risk of infection and cancer, rather than acting on the specific cause of the disease. For example, steroids are used to suppress undesired Th2 responses in diseases such as asthma but they indiscriminately suppress all T cell responses.

    - INCONVENIENT DOSING: TNF-alpha blockers such as
      ENBREL-Registered Trademark- and REMICADE-Registered Trademark- treat rheumatoid arthritis and Crohn's disease by blocking the activity of TNF-alpha rather than eliminating its inappropriate production. As a consequence, they must be injected or infused frequently and in large amounts to achieve their therapeutic benefit.

    Interventions that use allergens or antigens to generate or alter immune responses are called immunotherapy and have the potential to alter the causes of diseases for significant time periods. While currently available methods of allergy immunotherapy can be effective, they require cumbersome treatment regimens and carry the potential for significant adverse effects. Immunotherapy for infectious diseases, however, has had only limited therapeutic success to date.

DYNAVAX APPROACHES FOR REPROGRAMMING THE IMMUNE RESPONSE

    Our development efforts are based on two separate approaches for altering immune system responses that have applications in the treatment or prevention of a large number of major diseases. These technologies are yielding product candidates that have the ability to change both insufficient and inappropriate immune responses associated with disease -- effects that we call reprogramming.

    The first approach is based on a technology platform centered on short DNA sequences that can stimulate a beneficial Th1 immune response while suppressing harmful Th2 immune responses. We refer to these DNA sequences as immunostimulatory sequences, or ISS. We have shown that ISS can enhance the Th1 response and can suppress inappropriate and excessive Th2 responses. Pre-clinical experiments have shown that Th1 enhancement helps in controlling viral and bacterial infections and potentially cancer and Th2 suppression can control diseases such as allergies and asthma. We believe ISS have the following significant advantages over current therapies.

    - ISS work by reprogramming the immune responses that cause the disease rather than just treating the symptoms of the disease.

    - ISS influence helper T cell responses in a very targeted way by only reprogramming those T cells involved in the disease chain and not affecting the rest of the immune system. In particular, they do not alter the ability of the immune system to mount an appropriate response to infecting pathogens.

    - As a result of their mechanism of action, ISS establish immunologic memory, which means the immune system will be trained to respond appropriately to each future encounter with a specific pathogen or allergen, leading to long lasting therapeutic effects.

    Our second approach involves developing drugs based on a class of chemical compounds termed thiazolopyrimidines, or TZPs. These drugs may be useful for a range of chronic inflammatory diseases that require some level of immune suppression in contrast to ISS that predominantly act by enhancing the Th1 response. In this way, TZPs are complementary to the ISS platform.

    We have shown that some TZPs, which can be administered orally, are active in inhibiting inflammatory processes caused by Th1 cytokines. We are currently developing TZPs that inhibit the production of TNF-alpha and IL-12 that might be useful in treating inflammatory diseases characterized by an elevated production of these cytokines, including rheumatoid arthritis and Crohn's disease. We believe that TZPs may have the following significant advantages over current therapies:

    - they can be administered orally;

    - they have a novel method of action in that they inhibit the production of cytokines rather than blocking their activity, once produced. This allows the use of more convenient regimens and more precise control of the levels of cytokines to be inhibited; and

    - product candidates within the TZP class can inhibit multiple cytokines involved in chronic inflammation. This may make them more effective than standard treatments and applicable to a wider range of indications.

OUR ISS PLATFORM

    ISS were first discovered through experiments in which pieces of bacterial DNA were injected into mice. These experiments demonstrated that bacterial DNA sequences promoted a Th1 immune response, suggesting that the recognition of microbial DNA is part of the immune defense mechanism. Our ISS are short synthetic DNA sequences that trigger potent and highly specific biological responses in multiple parts of the immune system. We have shown that they are active across a range of species, including primates. Initial data from laboratory studies and clinical trials indicate that we can achieve similar results in humans, however, additional clinical trials will be necessary to demonstrate the clinical efficacy of ISS.

    As depicted in Figure 2, ISS affect the immune system in direct and indirect ways.

    - ENHANCED ANTIGEN PRESENTATION. ISS act on the presenting cells, enhancing their ability to present antigens to T cells and stimulate the production of Th1-promoting triggers such as IL-12.

    - TH1 CELL FORMATION. Th1 promoting triggers such as IL-12 and other cytokines stimulate the formation of Th1 cells and the production of interferon gamma.

    - INHIBITION OF TH2 RESPONSE. ISS also act directly on Th2 cells to reduce IL-4 and IL-5 responses. Interferon gamma, produced in large amounts by Th1 cells, also suppresses the Th2 pathway.

    - IMMUNOLOGIC MEMORY. The reprogrammed Th1 and Th2 cells establish immunologic memory, providing long-lasting biological effects.

    In the absence of a specific antigen or allergen, the direct effects of ISS on presenting cell activation and Th2 inhibition are temporary and completely reversible. As such, they do not present a significant safety risk in that they do not impact the immune system's ability to function normally. Long-term reprogramming of T cells and the establishment of immunologic memory are only directed to those T cells involved in the disease process and do not affect other memory T cells involved in the protective response against other pathogens.

                           FIGURE 2 -- HOW ISS WORK:

                                                              ENHANCED ANTIGEN
                                                              PRESENTATION

                                     Picture representing     ISS used with antigen or
                                       enhanced antigen       allergen activate presenting
                                        presentation.         cells to produce IL-12 and other
                                                              cytokines that direct an antigen
                                                              or allergen specific Th1
                                                              response.
TH1 CELL FORMATION

ISS, under certain conditions,       Picture representing
can also act directly on the         Th1 cell formation.
presenting cells to induce the
release of IL-12 and other
cytokines that direct the immune
response to the Th1 pathway. The
result is an increased release
of interferon gamma by the Th1
cells.

                                     Picture representing
                                      inhibition of Th2
                                          response.

IMMUNOLOGIC MEMORY                                            INHIBITION OF TH2 RESPONSE

Out of the pool of Th1 cells         Picture representing     ISS act directly on Th2 cells to
that are generated, a subset of      immunologic memory.      reduce the amount of IL-4 and
specific Th1 cells becomes the                                IL-5 produced. This inhibits the
repository of immunologic                                     Th2 response before inflammation
memory. Subsequent exposure to                                occurs. The release of
the same antigen will trigger                                 interferon gamma as part of the
the Th1 cells to work imme-                                   Th1 response also helps inhibit
diately to produce interferon                                 the Th2 response.
gamma, which keeps the Th2
response in check.

MULTIPLE USES OF OUR ISS PLATFORM

    We have developed a number of configurations for the use of our ISS technology, creating an opportunity to intervene in a broad range of diseases. ISS alone can be used as a drug because of their intrinsic biological activities. We have developed several proprietary formulations that significantly enhance the activity of ISS alone. These modified ISS also can be employed in combination with antigens leading to enhanced immune responses. In addition, we have shown that linkage of ISS to allergens and antigens, using our proprietary linkage technologies, alters their properties in a dramatic and useful way. Our linkage technology allows us to pursue multiple product opportunities in several disease classes.

    We plan to develop our ISS platform technology in three general ways.

    ISS LINKED TO ALLERGENS: ISS can be linked to allergens that are known to cause specific allergies, ensuring that ISS and the allergen are presented to the same part of the immune system at the same time. The linked molecule generates an increased Th1 response by the immune system in the form of IgG antibodies and interferon gamma. In animal and cell systems, the Th1-enhancing activity of ISS linked to allergens is superior to that generated by an un-linked mixture of ISS with a given allergen. As a result, the ISS-linked allergens have a highly specific and potent inhibitory effect on the Th2 cells responsible for the allergic condition. The net effect of this type of treatment is to reprogram the immune response away from the Th2 response that causes the allergy. Upon subsequent natural exposure to the allergen, the Th1 memory response is triggered, therefore providing long-term control of the allergy. In addition, the linked ISS make the allergen inaccessible to the IgE bound to inflammatory cells, dramatically increasing the safety of the drug. We plan initially to pursue product opportunities in seasonal and life-threatening allergies.

    ISS LINKED TO OR IN COMBINATION WITH ANTIGENS: Specific antigens associated with cancer and with pathogens such as viruses and bacteria are the basis of efforts to develop vaccines and immunization-based therapies. A major impediment to these development efforts has been difficulty in activating antigen-specific killer T cells to attack and destroy infected or abnormal cells. ISS linked to an antigen may solve this problem. The linkage of ISS to antigens enhances the ability of the antigen presenting cells to increase the visibility of the antigen to the immune system and, in conjunction with the Th1-response inducing properties of ISS, produce a strong, highly specific Th1 response to the linked antigen. For antigens with complex structures, where linkage technology may not be appropriate, we have developed alternative ISS formulations that can be administered in combination with antigens and produce similar results. We believe our proprietary technology is applicable to a number of known antigens relevant to multiple diseases. Our initial focus will be in infectious diseases.

    ISS ALONE: For inflammatory diseases such as asthma, idiopathic pulmonary fibrosis and ulcerative colitis, there are no well-identified single allergens or other molecules responsible for the inflammatory process. ISS alone have some biological activities that may play an important role in treating these diseases. ISS administered by methods that can deliver them to the affected sites inhibit Th2 based inflammation and enhance the production of interferon gamma, which in turn further inhibits the Th2 response. As a result, the body's ability to control inflammatory responses is enhanced. The simultaneous presence of ISS with unidentified inflammation related antigens might lead to the development of antigen specific Th1 cell memory. This type of an effect could result in a long-term therapeutic outcome. Another highly specialized application of ISS alone is to use it in conjunction with anti-tumor monoclonal antibodies as a combination therapy. Anti-tumor monoclonal antibodies are a special class of antibodies that are capable of recognizing and eliminating cancer cells and we expect ISS to enhance elimination of cancer cells by these antibodies through ISS's ability to activate the immune system. We plan to initially pursue applications in chronic inflammatory diseases.

OUR TZP PROGRAM

    TZPs are a class of chemical compounds capable of inhibiting inflammation through what we believe is a unique mechanism of action. They act at the level of presenting cells that are responsible for the production of cytokines such as TNF-alpha and IL-12. Our drug candidate for the TZP program, I-153, is a molecule that inhibits synthesis, or production, of TNF-alpha and IL-12. We have shown that this drug candidate works in animal models and human cell systems. Its therapeutic effect may differ from marketed products that work by blocking the activity of TNF-alpha only after it has been produced. We believe our drug candidate will be orally available, which would offer substantial advantages over existing, injectable TNF-alpha blockers. We plan to initially pursue their use for the treatment of rheumatoid arthritis.

BROAD APPLICATIONS OF OUR TECHNOLOGIES

    This table lists the known potential product opportunities for our two technologies based on pre-clinical and clinical work performed by us and others. We are currently concentrating our efforts on a subset of specific product opportunities, which are highlighted in bold, for our development efforts.

                             [DESCRIPTION OF CHART

    Chart listing our technologies, their disease applications and specific product opportunities. For our allergens linked to ISS technology, the disease applications listed are seasonal allergies, perennial allergies and life-threatening allergies. The specific product opportunities listed for seasonal allergies are ragweed pollen (in bold), grass pollen (in bold) and tree pollens. The specific product opportunities listed for perennial allergies are dust mite, cockroach and cat. The specific product opportunities listed for life-threatening allergies are peanut (in bold) and latex.

    For our antigens linked to or combined with ISS technology, the disease applications listed are infectious diseases and cancer. The specific product opportunities listed for infectious diseases are hepatitus B (in bold), HIV (in bold) and other viral and bacterial infections. The specific product opportunities listed for cancer are tumor antigens.

    For our ISS alone technology, the disease applications listed are chronic inflammatory diseases, infectious diseases and cancer. The specific product opportunities listed for chronic inflammatory diseases are idiopathic pulmonary fibrosis (in bold), ulcerative colitis, asthma, conjunctivitus and atopic dermititus. The specific product opportunities listed for infectious diseases are herpes, tuberculosis and other viral and bacterial infections. The specific product opportunities listed for cancer are combination therapies with anti-tumor monoclonal antibodies.

    For our TZPs technology, the disease applications listed are chronic inflammatory diseases and the specific product opportunities listed are rheumatoid arthritis (in bold), Crohn's disease, congestive heart failure and asthma.]

OUR BUSINESS STRATEGY

    Our objective is to leverage our expertise and understanding of immunology and drug development to discover, develop and commercialize novel and superior drugs. We intend to structure carefully our pre-clinical and clinical efforts to get early, relatively inexpensive, indications of proof of concept for many of our potential products. In order to carry out our strategic objectives, we intend to:

    DEVELOP OUR ISS TECHNOLOGY PLATFORM ACROSS MULTIPLE APPLICATIONS

    Our core ISS technology platform could yield a large and diverse set of products in multiple disease areas because we can easily manipulate ISS into various configurations and can couple them with a range of allergens and antigens. First, we intend to establish ISS as a widely accepted technology with applications and competitive advantages through a lead product candidate in each of the disease areas in which we are focusing. After we establish our ISS technology, we will expand our product portfolio by pursuing multiple product opportunities. For example, once we have established the efficacy of our ISS based ragweed allergy product, we believe we can use the same technology to rapidly develop several analogous products for other allergies.

    ESTABLISH A LEADERSHIP POSITION IN THE TREATMENT OF IMMUNE RELATED DISORDERS

    In addition to ISS, we plan to pursue other approaches for the treatment of inflammation and infectious diseases. For example, TZPs are a complementary technology for addressing chronic inflammatory diseases. TZPs may be useful in treating inflammatory diseases that are caused by an excess of Th1 type cytokines and, therefore, not treatable with ISS, which works by stimulating the Th1 response. In the future, we will also consider in-licensing and acquisition opportunities that could supplement our in-house development efforts and add to the breadth of our capabilities and technologies.

    SEEK COLLABORATIONS FOR SELECT PRODUCTS AND MARKETS

    Although we intend to retain rights to products that we can commercialize ourselves, we also intend to collaborate with larger pharmaceutical and biotechnology companies to support the development and commercialization of other products. For example, at the appropriate stage of product development, we may consider a collaboration that offers commercial rights to selected products and markets in exchange for support in the form of specialized skills, development resources, access to proprietary antigens or the use of a large and geographically dispersed sales and marketing infrastructure.

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
COMMERCIAL APPLICATIONS

    Positive pre-clinical data and, in the case of AIC, clinical data indicate the broad potential applications of our technologies to many diseases. We are pursuing selected product development programs either through our own internal development efforts or in conjunction with collaborators that provide key product synergies or disease area expertise as set forth in the table below.

PRODUCTS                         DISEASE AND INDICATION      DEVELOPMENT STATUS             STRATEGIC
                                                                                      COLLABORATION (REGION)
ALLERGY:

ISS linked to Amb a 1 (AIC)     Immunotherapy of ragweed          Phase II            Stallergenes (Europe)
                                induced seasonal allergy

ISS linked to Lol p 1            Immunotherapy of grass         Pre-clinical                    *
                                induced seasonal allergy

ISS linked to peanut            Immunotherapy of peanut         Pre-clinical                    *
  allergens                     induced life-threatening
                                        allergy

INFECTIOUS DISEASE:

ISS linked or combined with    Hepatitis B prevention and        Phase I/II          Triangle Pharmaceuticals
  HBV surface antigen                   therapy                  planned in                 (Worldwide)
                                                                December 2000

ISS linked or combined with   AIDS prevention and therapy       Pre-clinical       Aventis Pasteur (Worldwide)
  HIV antigens

CHRONIC INFLAMMATION:

ISS alone in various              Idiopathic Pulmonary          Pre-clinical                    *
  formulations                          Fibrosis             IND planned in the
                                                               third quarter of
                                                                    2001**

TZP I-153                         Rheumatoid Arthritis          Pre-clinical                    *
                                                             IND planned in the
                                                               third quarter of
                                                                    2001**

------------

* We currently retain exclusive, worldwide rights to these programs.

** IND is an investigational new drug application. See "Business--Regulatory
    Considerations."

PRODUCTS FOR ALLERGIC DISEASES

SEASONAL ALLERGIES

    BACKGROUND

    Approximately 40 million people suffer from allergic rhinitis, or hay fever, in the United States. The most common causes of hay fever are pollens produced by weeds, grasses and trees. Ragweed pollen allergies affect an estimated 20 to 30 million people. Grass pollen allergies also affect approximately 30 million people. These populations are partially overlapping in that many people suffer from more than one allergy. According to market research from Frost & Sullivan, the total U.S. market for allergy prescription pharmaceuticals in 1999 was estimated at $4.0 billion, primarily from the sales of antihistamines and nasal steroids directed at achieving symptomatic relief. Many people, however, seek additional treatment by allergy immunotherapy, or allergy shots, because oral antihistamines and nasal steroids are inadequate to relieve their allergy symptoms.

    In the United States, an estimated two million individuals receive allergy shots as a longer-term treatment for their allergy. Of these two million individuals, approximately 750,000 annually undergo immunotherapy for ragweed allergy. An additional 500,000 undergo immunotherapy for grass pollen allergy.

    CURRENT ALLERGY TREATMENTS

    ANTIHISTAMINES AND NASAL STEROIDS. These drugs act by blocking one of the processes responsible for the common symptoms associated with allergies. They do not impact the cause of the disease, but provide temporary relief from symptoms such as runny nose and eye irritation. Both drugs are often taken in anticipation of symptoms due to their slow onset of action and must be continually taken during the allergy season to avoid symptoms. Moreover, approximately 15% to 30% of allergy sufferers find that they cannot control their symptoms with these drugs alone. In addition, depending on the type of drug used, side effects can include sedation, dry mouth, nasal bleeding, headache and fatigue.

    ALLERGY IMMUNOTHERAPY (ALLERGY SHOTS). Patients are recommended for allergy immunotherapy only after attempts to reduce allergic symptoms by medication or limiting exposure to the allergen have been inadequate. Typically patients receive a series of approximately 60 injections of diluted allergen administered at first weekly and then monthly over a period of almost two years. The goal of the treatment is to begin with injections of highly diluted forms of allergen extracts and then slowly over time increase the amount of allergen delivered without initiating an allergic attack. Once immunotherapy is completed, patients for which the treatment is effective become tolerant of the allergen and experience a long-term decrease in their symptoms.

    This conservative approach is primarily due to concerns of severe reactions following each shot, the inconvenience of repeated visits to the doctor's office and the six-month to one-year lag time between the start of the therapy regimen and the reduction of allergy symptoms. The majority of patients suffer an adverse reaction such as inflammation at the site of injection or, more rarely, difficulty breathing. These drawbacks underlie an estimated patient dropout rate from the immunotherapy of 20% to 30% per year. The current immunotherapy must also be customized for each individual patient and is not delivered as a standard pharmaceutical product.

    OUR APPROACH

    We are developing a new type of allergy immunotherapy, involving ISS directly linked to allergens, which may have several advantages over current forms of immunotherapy.

    - We believe our approach will lead to safer treatments because the ISS molecules attached to the allergens serve to make inaccessible the portions of the allergen that would normally cause the immune system to rapidly release histamine and other inflammatory chemicals. Thus the risk of having an adverse reaction to the treatment is reduced in comparison to current immunotherapy.

    - Our approach will be more convenient because it will reduce the number of doses required from the current regimen of 60 injections over 24 months to a total of 6 to 8 injections delivered at weekly intervals. In addition, it will replace a product currently prepared by individual physicians with a standard pharmaceutical product that can be used without dilution or other preparation.

    - Current forms of immunotherapy decrease the Th2 response over time and may also increase Th1 responses to allergens. Our approach may be more effective because we have found that, by linking ISS to the allergen, we can accelerate the enhancement of the Th1 response, increasing the ability of ISS to inhibit the Th2 response.

    Our approach should have a competitive advantage over antihistamines and nasal steroids, which require continuous use for symptom control, as the creation of Th1 immunologic memory to the allergen may provide long-term relief from an allergic condition.

    Taken together, these advantages should allow ISS based products to displace current immunotherapy and may even lead to an expansion into the patient segment currently only using antihistamines or nasal steroids.

    AIC: OUR LEAD PRODUCT FOR RAGWEED ALLERGY

    Our lead anti-allergy product, AIC, is a molecule composed of the major ragweed allergen, Amb a 1, linked to our ISS sequence, ISS-1018. We have granted an option to Stallergenes, a French vaccine company, to negotiate for rights to commercialize AIC in Europe.

    CLINICAL STATUS. A Phase I study recently completed at Johns Hopkins University demonstrated that AIC is better tolerated than conventional ragweed pollen extracts currently used in immunotherapy. This study compared the skin test responses of six subjects receiving AIC and a commercially-available ragweed immunotherapy product. We believe AIC is safe because the allergic response to AIC was significantly less than that of the ragweed product. On average, 180-fold more AIC was required to induce an allergic response equal to that of the ragweed product. These clinical trial data confirmed the results of previous histamine release assays performed on human cells and indicated the potential for improved safety of AIC for immunotherapy.

    On our behalf, Stallergenes is conducting a Phase II trial in France on safety and immunogenicity in a pool of 27 ragweed-allergic subjects. The lead-in portion of the study included six study subjects, each of whom received six AIC injections administered in a three-week injection schedule. Maximum dose administered was 2.4 micrograms. The active portion of this study has been completed. Data from the lead-in study indicated that the AIC product at all doses was well-tolerated. Four of six patients displayed measurable IgG increases through the regimen with only minor changes in IgE levels. This observation is consistent with an increased Th1 response and is similar to effects observed after the completion of traditional immunotherapy. Because of the small size of these trials, proof of efficacy will require the completion of subsequent trials.

    Following the lead-in phase, 12 study participants were randomized in a double-blind manner to receive placebo or six weekly injections of AIC in a dose-escalation format. The maximum dose administered was 15 micrograms. Subsequent to the randomized portion of the study, nine more study subjects were enrolled in an open study format and also received six weekly injections of AIC in a similar dose-escalation format. The doses of AIC were again well-tolerated, other than the observation of mild reactions at the injection site in some study subjects that did not require treatment. No significant adverse systemic reactions were observed at any time during the study. Antibody responses to ragweed allergen showed marked increases in IgG levels with only minor changes in IgE, suggesting suppression of the Th2 response. Study participants will be monitored through the ragweed season for additional safety data.

    We are conducting a double-blind placebo controlled Phase I/II trial in the United States. This trial is designed to evaluate the safety and immune response, or the immunogenicity, to AIC in 20 subjects when administered by subcutaneous injection in a 17-injection regimen. This trial was designed to administer AIC in a regimen consistent with current immunotherapy. As a result, it involves a slow and gradual dose escalation beginning with highly diluted AIC treatments. The active portion of this study will be completed by the first quarter of 2001. We expect future trials to conform to our target of 6 to 8 injections per treatment regimen.

    We plan to continue Phase II testing of AIC in the next 12 months in a series of studies designed to optimize dose and regimen and to measure clinical efficacy in response to natural exposure to pollen during ragweed season. As part of this continuing program, we have initiated a placebo-controlled study involving 20 subjects in Canada. In this study, we intend to confirm and expand safety and dose-ranging in weekly injections over six weeks similar to our trial in France. Additional Phase II studies are planned for the first half of 2001 and expanded Phase III efficacy studies are planned for 2002.

    OUR GRASS ALLERGY IMMUNOTHERAPY

    As our ragweed product progresses through clinical testing, we intend to produce similar ISS-allergen linked product candidates for the treatment of other major seasonal allergies. We are currently developing a product for the treatment of grass allergy that consists of ISS linked to Lol p 1, the major grass allergen. As with AIC, we believe an improvement in the safety, convenience and efficacy of a specific grass allergy treatment enabled by our ISS linking technology may provide a distinct advantage over conventional immunotherapy. We believe this could be an important product because, while ragweed allergies occur predominantly in North America, grass pollen allergies are common worldwide.

LIFE-THREATENING ALLERGIES

    BACKGROUND

    An estimated six million Americans suffer from food allergies. Although the underlying allergic disease is believed to have a similar basis as with seasonal allergies, namely a Th2-dominated response to an environmental substance, the manifestation of the allergic response can be much more severe. Food allergies are the leading cause of anaphylaxis, a severe allergic reaction involving difficulty breathing, swelling of tissues and, in extreme cases, death. They accounted for more than 30,000 visits to the emergency room in the United States in 1999. Peanut allergy is the most common form of food allergy, affecting more than three million people in the United States.

    There are currently no products available that prevent food allergies. Patients must carefully monitor what they eat for the presence of the substance to which they are allergic. Despite avoidance of the problematic substance, people with food allergies typically have one severe systemic allergic reaction every two to three years. Emergency treatment following allergen ingestion and the onset of allergic symptoms primarily consists of the administration of epinephrine to treat anaphylaxis and prevent death. Attempts at immunotherapy to desensitize patients with food allergies have been unsuccessful due to the occurrence of life-threatening responses during the treatment process.

    OUR APPROACH

    We believe that ISS, linked with the principal allergen associated with a particular food allergy may be able to suppress the Th2 response and reduce or eliminate the allergic reaction in a way similar to what we hope to achieve with seasonal allergy products. Our primary advantage in this area is the increased safety we believe we can achieve by linking ISS to the allergen. By using ISS to block the surfaces of the allergen that would normally cause the immune system to release histamine, we may be able to administer enough of the modified product allergen to safely reprogram the immune response without inciting a dangerous allergic reaction. Furthermore, we believe the longer-term effects of ISS will reprogram the immunologic memory from a Th2 response to a Th1 response, thereby reducing the danger of an allergic response following an accidental exposure.

    We are developing a peanut allergy product that consists of ISS linked to the major peanut allergen, Ara h 2. We have demonstrated in mice that peanut allergen linked to ISS induces much higher levels of Th1-induced IgG antibodies and much lower levels of IgE than natural peanut allergen. Immunization with our product candidate has been shown to protect peanut allergic animals from anaphylaxis and death. The data suggest that food allergens linked directly to ISS may be able to program a Th1 response that will suppress or replace the allergic Th2 response. We are continuing our pre-clinical testing of the safety and efficacy of this product with the goal developing a product for human clinical testing.

PRODUCTS FOR INFECTIOUS DISEASES

    BACKGROUND

    Infectious diseases represent a serious worldwide health concern. They are caused by a variety of viral, bacterial and parasitic infections, including potentially lethal infections such as HIV and hepatitis B. The most efficient and successful method of protecting humans from infectious diseases is through vaccination. Vaccines induce the immune system to develop protective responses against infecting pathogens, such as viruses or bacteria, primarily through the production of T cells with specific immunologic memory of antigens associated with the pathogen. Typically vaccines are used only to prevent viral and bacterial infections and are not used to treat existing infections. Other therapeutic interventions, aside from the widespread use of antibiotics to treat bacterial infections, involve specific anti-viral drugs directed to inhibit viral replication. We are currently developing products for the prevention and treatment of viral infections.

    CURRENT APPROACH TO INFECTIOUS DISEASE PREVENTION AND TREATMENT

    Vaccines are developed using one of the following approaches.

    - ATTENUATED LIVE AND KILLED ORGANISM VACCINES. Vaccines containing live or killed organisms were among the first vaccines developed. Although these classic vaccines are effective at producing protective immune responses and long-term immunologic memory to the pathogen, attenuated live vaccines carry a risk of actually causing an infection because a pathogen is used in their production. Furthermore, the process of manufacturing large amounts of the appropriate organisms is not practical.

    - SUBUNIT VACCINES. This approach utilizes antigens that are extracted from a pathogen or artificially manufactured. Subunit vaccines do not contain the whole pathogen and therefore carry minimal risk of causing infection. However, they have limited applications because they generally produce a limited immune response that is insufficient for protection against some pathogens. The major shortcoming for failed subunit vaccines is their inability to stimulate the killer T cell activity and interferon gamma production associated with a Th1 response, which are essential features in effectively combating and clearing infection. Instead, subunit vaccines are known, in general, to produce a limited Th2 response possibly because they lack many of the complex features presented to the immune system by whole pathogens.

    Antiviral drugs are the best available therapies for chronic viral infections, however, they suffer from the following specific limitations:

    - antiviral drugs mainly act by interfering with viral replication but do not completely eliminate the infection;

    - because antiviral drugs do not eliminate the infection, the drugs need to be continuously administered to control the virus for extended periods of time;

    - after long periods of therapy, mutant viruses, resistant to the treatment, can emerge, requiring new or multiple drug interventions for continued effective control;

    - side effects become a significant problem during these extended, multiple drug therapies; and

    - because of the problems with antiviral drugs, patients frequently interrupt recommended regimens.

    OUR APPROACH

    We have two approaches whereby ISS are either linked with an antigen or delivered in combination with an antigen. We believe that, by linking ISS to infectious disease antigens, we can produce more effective vaccines that will elicit robust Th1-driven responses, such as killer T cell activity, that will protect against future infection and may also be effective at treating existing infections. We have also developed alternative ISS/antigen formulations that generate Th1 immune responses, but do not require linkage.

    In pre-clinical studies, we have found that linking ISS to an antigen increases the visibility of the antigen to the immune system and produces a strong, highly specific Th1 response to the antigen, including stimulation of protective antibodies, activation of antigen specific killer T cells and production of interferon gamma. This combination of immunostimulatory properties enabled by our ISS linkage presents a significant advantage over existing subunit vaccines, which induce primarily Th2-type responses. Moreover, evidence suggests that therapies that combine antiviral drugs with immunomodulators can lead to increased efficacy. Accordingly, as part of our collaboration with Triangle Pharmaceuticals, we plan to utilize Triangle's antiviral drugs to lower viral replication together with specific immunotherapy to increase immune responses to eliminate the viral infection. We believe that this combination therapy may offer significant synergies and produce therapeutic outcomes superior to those achievable with the individual drug interventions.

    HEPATITIS B PREVENTION AND THERAPY

    Hepatitis B is a serious public health problem that affects people of all ages in the United States and around the world. According to the Centers for Disease Control, each year more than 200,000 people contract hepatitis B in the United States. It is estimated that the worldwide-infected population is 350 million. Hepatitis B virus infection can lead to severe illness, liver damage, liver cancer and death.

    Hepatitis B subunit vaccines consist of the major antigen on the surface of the virus (hepatitis B surface antigen). These vaccines are currently used for preventing infection, but do not improve or cure chronic hepatitis B infection. There are two licensed therapies for chronic hepatitis B infection. Interferon alpha has limited efficacy and the side effects include fever and general malaise. Epivir HBV-Registered Trademark- is an antiviral drug that works by blocking viral replication. Its limitations are similar to those affecting all drugs of this class, including the development of resistance to the drug and the inability to eliminate the virus.

    PRODUCT DESCRIPTION. Our hepatitis B product is composed of a hepatitis B surface antigen administered in combination with ISS.

    PROGRAM STATUS. Pre-clinical studies in mice, dogs and several species of non-human primates have demonstrated that administration of hepatitis B surface antigen in combination with ISS dramatically influences the quality and magnitude of the immune responses evoked against this antigen. In non-human primates, antibody responses are induced that are four to 50 times higher than responses induced with the hepatitis B surface antigen alone. The higher antibody responses and the strong Th1 enhancement indicate that hepatitis B surface antigen in combination with ISS could be an improved product for the prevention and treatment of hepatitis B infection. We have filed an investigational new drug application in Canada and anticipate commencing Phase I clinical trials with this combination in the fourth quarter of 2000.

    HIV/AIDS PREVENTION AND THERAPY

    We are using our ISS technologies to develop other infectious disease vaccines in a collaborative program with Aventis Pasteur. Our initial target is human immunodeficiency virus, or HIV. The virus causes acquired immune deficiency syndrome, or AIDS, a disease that has become a major worldwide epidemic. In North America, there are approximately 400,000 infected people while worldwide infection is as much as 50 million. By killing or impairing helper T cells, HIV progressively destroys the body's ability to fight infections and cancers.

    Although a combination of anti-viral drugs has been found to suppress the virus and in some cases the progression of disease, these treatments do not provide a cure and may have significant toxicities over time. Despite the fact that most of the HIV antigens have been identified, the exact composition of an effective HIV vaccine has yet to be determined. There is scientific consensus, however, that key characteristics of an HIV vaccine include the ability to activate a Th1-driven killer T cell response and establish Th1 immunologic memory. We are developing vaccines composed of ISS linked to HIV antigens. Initial pre-clinical studies with HIV indicate that ISS linked to an HIV surface antigen induces much higher Th1-driven antibody and killer T cell responses than when the HIV antigen is administered alone. This approach also could be useful in treating people who are already infected with the virus by enhancing their ability to mount an effective immune response against the infection.

    OTHER INFECTIOUS DISEASE VACCINES

    Under our agreement with Aventis Pasteur, we will have primary responsibility for pre-clinical and Phase I studies for other infectious disease indications beyond HIV. These activities are scheduled to be implemented after completion of Phase I clinical trials with HIV.

PRODUCTS FOR CHRONIC INFLAMMATORY CONDITIONS

IDIOPATHIC PULMONARY FIBROSIS

    BACKGROUND

    Chronic inflammatory diseases, such as idiopathic pulmonary fibrosis and ulcerative colitis, are believed to result from an overactive Th2 response to an unidentified allergen or allergens. While researchers have not defined the specific environmental substances that provoke these diseases, the symptoms are believed to be directly linked to the abundant production of Th2 cytokines. These diseases are also characterized by the localized nature of the inflammatory response. Idiopathic pulmonary fibrosis is a lung disease that is characterized by a progressive scarring and organ fibrosis. There are more than 50,000 idiopathic pulmonary fibrosis patients in the United States. The median life expectancy is four to five years after the onset of symptoms.

    CURRENT APPROACH

    There is currently no commercially available, effective treatment for idiopathic pulmonary fibrosis. Oral steroids are commonly prescribed for this disease, but this treatment is not highly effective. A recent clinical study demonstrated that idiopathic pulmonary fibrosis patients treated with interferon gamma plus steroids had a substantial improvement in lung function compared to idiopathic pulmonary fibrosis patients treated with steroids alone.

    OUR APPROACH

    Our ISS molecules induce the production of specific cytokines that can suppress IL-4 driven inflammation and induce the production of interferon gamma. As a result, we believe that our ISS molecules may be used to develop enhanced therapeutics for idiopathic pulmonary fibrosis.

    We are currently preparing a formulation of ISS that should be capable of inducing interferon gamma in the lung, therefore avoiding the undesirable side effects caused by interferon gamma, a therapy that is currently in clinical development. Pre-clinical studies have demonstrated that ISS can stimulate the secretion of interferon gamma and inhibit the secretion of IL-4 in both mouse and human cells. We expect to file an investigational new drug application for the use of ISS in this indication in the first half of 2001.

RHEUMATOID ARTHRITIS

    BACKGROUND

    In rheumatoid arthritis, the membrane surrounding the joints becomes inflamed, causing swelling, pain, disfigurement and, in severe cases, destruction of the joints. Rheumatoid arthritis is believed to be a disease in which the immune system inappropriately produces inflammatory cytokines that cause tissue damage. The disease affects approximately two million people in the United States.

    TNF-alpha and IL-12 play a major role in the body's inflammation reaction in diseases such as rheumatoid arthritis. Following bacterial or viral infection, TNF-alpha and IL-12 are normally released as part of a Th1-dominated immune response to fight the invading pathogen. In rheumatoid arthritis, however, an inappropriately elevated chronic production occurs. A number of published studies demonstrate that treatments that inhibit TNF-alpha have profound efficacy in the treatment of rheumatoid arthritis. Recently, two products that neutralize the biologic activity of TNF-alpha have been granted marketing approval in the United States. REMICADE-Registered Trademark- an antibody specific for

TNF-alpha that is marketed by Centocor, Inc., was approved for the treatment of Crohn's disease and is expected to receive approval for the treatment of rheumatoid arthritis in the near future. REMICADE is administered by intravenous infusion. A similar, large protein blocker of TNF-alpha, ENBREL-Registered Trademark- which is co-marketed by American Home Products and Immunex Corporation, has also been approved for the treatment of rheumatoid arthritis. ENBREL is administered by subcutaneous injection. Sales of ENBREL for 2000 are estimated to exceed $800 million. In addition, both products are being evaluated in clinical trials for other indications, including congestive heart failure and psoriasis.

    CURRENT APPROACH

    Both of the currently available TNF-alpha inhibitors, while effective, have limitations.

    - They either have to be injected or infused frequently, making them inconvenient for the patient.

    - They both act by blocking the activity of TNF-alpha that has already been produced. Because TNF-alpha is continuously produced, large quantities of the drugs must be administered to produce a therapeutic effect.

    - Both drugs act only on TNF-alpha and do not inhibit other inflammatory cytokines, such as IL-12, that are known to contribute to the disease.

    - Because both treatments require large quantities of biological material, they run the risk of generating unwanted side effects related to immune responses to the drugs.

    OUR APPROACH

    We are developing TNF-alpha and IL-12 synthesis inhibitors for the treatment of rheumatoid arthritis. Our lead drug candidate, I-153, may offer key advantages over current large protein inhibitors of TNF-alpha. We believe our drug will be active as an oral medication, will require less frequent dosing and will have a lower risk of being recognized as a foreign antigen by the patient's immune system. We have shown that I-153 can significantly inhibit TNF-alpha and IL-12 secretion from human cells and inhibits induced arthritis in a rat model when given as an oral drug. The drug candidate has been shown to inhibit cytokine production through a novel mechanism that differentiates it from existing approaches. We expect to complete pre-clinical evaluation of the molecule in early 2001 and plan to file an investigational new drug application in the first half of that year for the treatment of rheumatoid arthritis.

    OTHER TNF-ALPHA MEDIATED INFLAMMATORY DISEASES

    If we see positive results in our TNF-alpha program for rheumatoid arthritis, we will expand our program to indications that are known to respond favorably to TNF-alpha inhibition such as Crohn's disease and congestive heart failure.

COLLABORATIONS

AVENTIS PASTEUR

    In December 1999, we entered into a collaboration agreement with Aventis Pasteur relating to the development of new vaccines and therapeutic drugs for a variety of infectious diseases. Under the first part of the agreement, we will collaborate with Aventis Pasteur to develop new vaccines, initially for HIV, that include additional formulations of ISS. This agreement covers development activities through Phase I clinical trials for two projects and is extendable to a limited set of other infectious diseases. In exchange, Aventis Pasteur will compensate us for our costs plus a small premium based on these costs. If Aventis Pasteur wishes to continue development beyond Phase I, it has an option to do so and will compensate us through a combination of milestone-based payments and royalties.

    Under the second part of the agreement, Aventis Pasteur has a right of first negotiation for worldwide exclusive rights to use ISS in conjunction with specific antigens in the fields of infectious disease and cancer not covered under the first part of the agreement. This right may be exercised at any time while the agreement is in effect, but no later than 90 days after the completion of our commitments under the agreement. Aventis Pasteur will compensate us through license fees, cost reimbursements, milestones and royalties should the parties agree to move forward on these projects. Aventis Pasteur may terminate the agreement based on the results and data obtained from the studies.

    In connection with this agreement, Aventis Pasteur and parties related to Aventis Pasteur purchased 245,776 shares of our Series R preferred stock for an aggregate purchase price of $2.0 million.

STALLERGENES

    In November 1999, we entered into an agreement with Stallergenes, a European leader in the field of allergy immunotherapy, to develop products to treat seasonal allergies using allergens linked to ISS. Under the agreement, we will collaborate with Stallergenes on the pre-clinical and clinical development of two different forms of AIC for treatment of ragweed allergies. On or before February 2002, Stallergenes may exercise its option to negotiate a licensing agreement for commercialization rights to AIC in Europe. If our efforts result in a marketable product, we will make royalty payments to Stallergenes for sales of AIC outside of their agreed upon markets. Stallergenes also has a right of first negotiation with respect to other seasonal allergy products.

    In connection with this agreement, Stallergenes purchased 228,571 shares of our Series S-1 preferred stock for an aggregate purchase price of $2.0 million.

TRIANGLE PHARMACEUTICALS

    In March 2000, we entered into a license agreement with Triangle Pharmaceuticals under which we granted Triangle an exclusive worldwide license to use our technology to develop ISS-based therapies for the treatment and prevention of hepatitis B and hepatitis C and the treatment of HIV infection. Under the agreement, Triangle will develop ISS-based therapies and make milestone and royalty payments to Dynavax. Under the same agreement, Triangle also will sponsor a specific set of our research activities.

    In connection with this agreement, Triangle purchased 228,571 shares of our Series T preferred stock for an aggregate purchase price of $2.0 million.

UNIVERSITY OF CALIFORNIA, SAN DIEGO

    In December 1998, we entered into an agreement with the Regents of the University of California on behalf of the University of California, San Diego in which the the University of California, San Diego agreed to conduct discovery research aimed at uncovering new potential and novel applications for ISS. According to the agreement, we will fund the project up to approximately $1.0 million per year. Subject to the provision of the agreement, the University of California, San Diego will retain all intellectual property rights to discoveries made by its employees, but must promptly disclose any new discoveries to us. We will retain all intellectual property rights to any discoveries we make. The agreement also gives us a right of first refusal to license any discoveries made by the University of California, San Diego. The project will terminate on December 31, 2003 unless we terminate it earlier under the terms of the agreement.

MANUFACTURING

    Initially, we intend to rely on high quality contract manufacturers to produce our products. The material used to manufacture ISS is available from several commercial manufacturers in amounts and

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
quality appropriate for human therapeutic interventions. The allergens we use are purified from natural sources and linked to ISS by third parties according to methods we develop.

MARKETING

    We plan to market our products either directly or through co-marketing and licensing agreements with established pharmaceutical companies. For our allergy products, we intend to develop a direct sales force to market our allergy products in the United States. In markets outside the United States and for products other than our allergy products, we will seek to establish strategic alliances with leading pharmaceutical companies with sales and marketing expertise in the appropriate therapeutic areas.

INTELLECTUAL PROPERTY

    Our success will depend in large part on our and our licensors' abilities to:

    - obtain patent and other proprietary protection for our proprietary technology;

    - defend patents once obtained;

    - preserve trade secrets; and

    - operate without infringing the patents and proprietary rights of third parties.

Although we believe our patents and patent applications, including those that we license, provide a competitive advantage, the patent positions of pharmaceutical and biopharmaceutical companies are highly uncertain and involve complex legal and factual questions. We and our collaborators or licensors may not be able to develop patentable products. We and our collaborators or licensors may not be able to obtain patents from pending patent applications. Even if patent claims are allowed, the claims may not issue, or in the event of issuance, may not be sufficient to protect the technology owned by or licensed to us.

    These current patents, or patents that issue on pending applications, may be challenged, invalidated, infringed or circumvented, and the rights granted in those patents may not provide proprietary protection or competitive advantages to us. Patent applications in the United States are presently maintained in secrecy until patents issue and patent applications in some foreign countries generally are not published until many months or years after they are filed. Scientific and patent publication often occurs long after the date of the scientific discoveries disclosed in those publications. Accordingly, we cannot be certain that we were the first to invent the subject matter covered by any patent application or that we were the first to file a patent application for any inventions.

    Our commercial success depends significantly on our ability to operate without infringing patents and proprietary rights of third parties. A number of pharmaceutical companies, biotechnology companies, universities and research institutions may have filed patent applications or may have been granted patents that cover technologies similar to the technologies owned or licensed to us. We cannot determine with certainty whether patents or patent applications of other parties may materially affect our ability to make, use or sell any products.

    The existence of third-party patent applications and patents could significantly reduce the coverage of the patents owned by or licensed to us and limit our ability to obtain meaningful patent protection. If patents containing competitive or conflicting claims are issued to third parties, we may be enjoined from pursuing research, development or commercialization of products or be required to obtain licenses to these patents or to develop or obtain alternative technology. In addition, other parties may duplicate, design around or independently develop similar or alternative technologies to ours or our licensors. If another party controls patents or patent applications covering our products, we may not be able to obtain the rights we need to those patents or patent applications in order to commercialize our products.

    Litigation may be necessary to enforce patents issued or licensed to us or to determine the scope or validity of another party's proprietary rights. U.S. Patent Office interference proceedings may be necessary if we and another party both claim to have invented the same subject matter.

    We could incur substantial costs if:

    - litigation is required to defend against patent suits brought by third parties;

    - we participate in patent suits brought against or initiated by our licensors;

    - we initiate similar suits; or

    - we participate in an interference proceeding.

    In addition, we may not prevail in any of these actions or proceedings. An adverse outcome in litigation or an interference or other proceeding in a court or patent office could:

    - subject us to significant liabilities;

    - require disputed rights to be licensed from other parties; or

    - require us to cease using some of our technology.

    We also rely on trade secrets and proprietary know-how, especially when we do not believe that patent protection is appropriate or can be obtained. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions agreement before beginning their employment, consulting or advisory relationship with us. These agreements generally provide that the individuals must keep confidential and not disclose to other parties any confidential information developed or learned by the individuals during the course of their relationship with us except in limited circumstances. These agreements also generally provide that we own all inventions conceived by the individuals in the course of rendering services to us.

    We collaborate with other entities on research, development and commercialization activities. Disputes may arise about inventorship and corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators, licensors, scientific collaborators and consultants. In addition, other parties may circumvent any proprietary protection we do have. As a result, we may not be able to maintain our proprietary position.

    Our intellectual property portfolio can be divided into three main technology areas: ISS, TZPs and DNA vaccination. We have entered into three exclusive, worldwide license agreements with the Regents of the University of California for technology and related patent rights in these three technology areas.

    - ISS TECHNOLOGY: We have 17 U.S. patent applications pending that seek worldwide coverage of compositions and methods using ISS technology. Most of these applications have been exclusively licensed worldwide from the Regents of the University of California.

    - THIAZOLOPYRIMIDINES: We have one issued patent and four pending U.S. patent applications providing worldwide rights to a group of small molecule TNF-alpha synthesis inhibitors. We hold exclusive, worldwide licenses to these patents and patent applications held by the Regents of the University of California.

    - DNA VACCINATION TECHNOLOGY: We have seven issued U.S. and foreign patents and two pending U.S. patent applications covering methods and compositions for DNA vaccination and methods for their use. Under an exclusive license agreement with the Regents of the University of California, we obtained an exclusive, worldwide license to the University of California's patents and patent applications relating to DNA vaccination, and we have the right to grant licenses under these patents and patent applications to third parties. Effective January 1998, we entered into a cross-licensing agreement with Vical, Inc. that grants each company exclusive, worldwide rights to combine the other firm's patented technology for DNA immunization with its own for selected indications.

    Under these agreements, we are required to pay license fees to the University of California, make milestone payments and pay royalties on net sales resulting from successful products originating from the licensed technology. Under the terms of our license agreements with the University of California, we will be required to make a one time cash payment to the University of California upon the conclusion of this offering based on the initial public offering price.
This payment would be $        , assuming an initial public offering price of
$        per share and $        assuming an initial public offering price of
$        per share.

    We may terminate these agreements in whole or in part on 60 days' advance notice. The University of California may terminate these agreements if we are in default for failure to make royalty payments, required reports or fund internal research or we do not cure a breach within 60 days after being notified of the breach by the University of California. Otherwise, the agreements do not terminate until:

    - the last patent claiming a product licensed under the agreement or its manufacture or use expires; or

    - in the absence of patents, until the date the last patent application is abandoned, except for the TZP agreement which will expire 15 years after the signing of the agreement.

COMPETITION

    The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. Many of our competitors, including biotechnology and pharmaceutical companies, academic institutions and other research organizations, are actively engaged in the discovery, research and development of products that could compete directly with our products under development in the fields of allergies, infectious diseases, cancer, asthma and rheumatoid arthritis. Many of the entities developing and marketing competing products have significantly greater financial resources and expertise in research and development, manufacturing, pre-clinical testing, conducting clinical trials, obtaining regulatory approvals and marketing than us. In addition, many of these competitors have become more active in seeking patent protection and licensing arrangements. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These entities also compete with us in recruiting and retaining qualified scientific and management personnel, as well as in acquiring technologies complementary to, or necessary for, our programs.

    We expect that competition among products approved for sale will primarily be based on the efficacy, reliability, safety, price and patent position of our products. Our ability to compete effectively and develop products that can be manufactured cost-effectively and marketed successfully will depend on our ability to:

    - advance our core technologies;

    - license additional technology;

    - maintain a proprietary position in our technologies and products;

    - obtain required government and other public and private approvals on a timely basis;

    - attract and retain key personnel; and

    - enter into collaborations that enable us and our collaborators to develop effective products that can be manufactured cost-effectively and marketed successfully.

REGULATORY CONSIDERATIONS

    The manufacturing and marketing of our potential products and our ongoing research and development activities are subject to extensive regulation by numerous governmental authorities in the

United States, Canada, France and other countries. In the United States, pharmaceutical products are subject to rigorous review by the Food and Drug Administration, or FDA, under the Federal Food, Drug and Cosmetic Act, the Public Health Service Act and other federal statutes and regulations. If we do not comply with applicable requirements, U.S. regulatory authorities may:

    - fine us;

    - recall or seize our products;

    - totally or partially suspend the production of our products;

    - refuse to approve our marketing applications or allow us to enter into supply contracts;

    - criminally prosecute us; and

    - revoke previously granted marketing authorizations.

    To secure FDA approval, we must submit extensive pre-clinical and clinical data and supporting information to the FDA for each indication to establish a product candidate's safety and efficacy. The approval process takes many years, requires the expenditures of substantial resources, involves post-marketing surveillance and may involve ongoing requirements for post-marketing studies. The FDA may also require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. The FDA may withdraw product approvals if we do not continue to comply with regulatory standards or if problems occur following initial marketing. Delays experienced during the governmental approval process may materially reduce the period during which we will have exclusive rights to exploit patented products or technologies.

    Pre-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. The FDA, under its Good Laboratory Practices regulations, regulates pre-clinical studies. Violations of these regulations can, in some cases, lead to invalidation of those studies, requiring these studies to be replicated. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted to the FDA as part of an investigational new drug application, which must be approved by the FDA before we can commence clinical investigations in humans. Unless the FDA objects to an investigational new drug application, the investigational new drug application will become effective
30 days following its receipt by the FDA.

    Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. We must conduct our clinical trials in accordance with Good Clinical Practice under protocols submitted to the FDA as part of the investigational new drug application. In addition, each clinical trial must be approved and conducted under the auspices of an investigational review board and with patient informed consent. The investigational review board will consider, among other things, ethical factors, the safety of human subjects and the possibility of liability of the institution conducting the trial.

    Clinical trials are conducted in three sequential phases but the phases may overlap. Phase I clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of the Phase I clinical trial is to establish initial data about the safety and tolerance of the product in humans. Phase II clinical trials evaluate, in addition to safety, the efficacy of the product in limited patients with the target disease. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in expanded, large scale, multi-center studies of patients with the target disease.

    We and all of our contract manufacturers are required to comply with the applicable FDA current Good Manufacturing Practice regulations. Good Manufacturing Practice regulations require quality control and quality assurance as well as the corresponding maintenance of records and documentation. The FDA must approve our manufacturing facilities before we can use them in the commercial manufacture of our products.

    Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. The regulatory authority generally will grant marketing authorization if it is satisfied that we have presented it with adequate evidence of safety, quality and efficacy.

    We are also subject to various federal, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals and the use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. We cannot accurately predict the extent of government regulation that might result from any future legislation or administrative action.

EMPLOYEES

    As of September 30, 2000, we had 34 full-time employees, including four Ph.D.s and two M.D.s. Of the 34 employees, 27 are dedicated to research and development activities. None of our employees are subject to a collective bargaining agreement, and we believe our relations with our employees are good.

FACILITIES

    We lease approximately 11,500 square feet of laboratory and office space in Berkeley, California under a lease expiring in June 2003.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The following table sets forth the name, age and position of each of our executive officers and directors as of December 1, 2000.

NAME                                             AGE         POSITION
----                                        --------------   --------
EXECUTIVE OFFICERS
Dino Dina, M.D............................              54   President and Chief Executive Officer
Joseph J. Eiden, Jr., M.D., Ph.D..........              51   Vice President, Medical Affairs
Andrew Gengos.............................              36   Vice President and Chief Financial Officer
Robert L. Coffman, Ph. D..................              54   Vice President and Chief Scientific
                                                             Officer
Stephen F. Tuck, Ph. D....................              38   Vice President, Biopharmaceutical
                                                             Development
Gary Van Nest, Ph. D......................              50   Vice President, Pre-clinical Research

BOARD OF DIRECTORS
Daniel S. Janney..........................              35   Chairman of the Board
David W. Barry, M.D.......................              57   Director
Louis C. Bock.............................              35   Director
Dennis Carson, M.D........................              54   Director
Dino Dina, M.D............................              54   Director
Arnold Oronsky, Ph.D......................              60   Director
Jeffrey D. Sollender......................              40   Director

BIOGRAPHICAL INFORMATION

    DINO DINA, M.D.--PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Dr. Dina has been our President and a member of our board of directors since May 1997 and our Chief Executive Officer since May 1998. From 1982 until he joined us in 1997, Dr. Dina was an employee of Chiron Corporation, a biopharmaceutical company. At Chiron, Dr. Dina held a series of positions with increasing responsibility. He ultimately served as president of Chiron Vaccines (formerly Biocine Company), which he directed from its inception in 1987. Under
Dr. Dina's direction, Chiron Vaccines received the first-ever approval of an adjuvanted influenza vaccine in Italy, successfully completed development of the first genetically engineered pertussis vaccine and conducted clinical trials for vaccines to prevent HIV, herpes simplex type II, cytomegalovirus and hepatitis B infections. The virology group he directed was responsible for several key scientific findings, including the discovery, cloning and sequencing of the hepatitis C virus and the cloning and sequencing of the viral genomes for HIV and hepatitis A viruses. Prior to joining Chiron, Dr. Dina was employed at Albert Einstein College of Medicine in Bronx, New York, as an assistant professor of genetics from 1977 to 1982. He received his M.D. from the University of Genova Medical School in Italy.

    JOSEPH J. EIDEN, JR., M.D., PH.D.--VICE PRESIDENT, MEDICAL
AFFAIRS.  Dr. Eiden has been our Vice President, Medical Affairs since
November 2000 and previously served as our Vice President, Research and Development from October 1997 to November 2000. From 1995 until he joined us in 1997, Dr. Eiden was employed by Chiron Corporation, where he was senior director of clinical research in the company's vaccine division. Prior to joining Chiron, Dr. Eiden was a director of clinical research in the Department of Infectious Diseases of Merck Research Laboratories from 1993 to 1995. At Merck, Dr. Eiden contributed to programs for the development of rotavirus and varicella vaccines. Before starting his pharmaceutical industry career, Dr. Eiden was associate professor in the Division of Infectious Diseases, Department of Pediatrics at Johns Hopkins University School of Medicine, with a principal research interest in the molecular genetics of rotaviruses. He received both his M.D. and Ph.D. in microbiology and immunology from Duke University.

    ANDREW GENGOS--VICE PRESIDENT AND CHIEF FINANCIAL OFFICER. Mr. Gengos has been our Vice President and Chief Financial Officer since October 2000. From January 1999 until he joined us in 2000, Mr. Gengos was employed by Chiron Corporation, where he had served as vice president of strategy, and vice president and senior director of corporate development. From 1991 until October 1998, Mr. Gengos worked for McKinsey & Company as a consultant in its healthcare practice. In 1991, Mr. Gengos received an M.B.A. in general management with an emphasis on business strategy and finance from the Anderson School at UCLA. Mr. Gengos holds an undergraduate degree in chemical engineering from MIT.

    ROBERT L. COFFMAN, PH.D.--VICE PRESIDENT AND CHIEF SCIENTIFIC OFFICER. Dr. Coffman joined Dynavax as our Vice President and Chief Scientific Officer in November 2000. Dr. Coffman joined Dynavax from the DNAX Research Institute where he had been since 1981, most recently as Distinguished Research Fellow. Prior to that, he was a postdoctoral fellow at Stanford University Medical School.
Dr. Coffman has made fundamental discoveries about the regulation of immune responses in allergic and infectious diseases. He shared the William S. Coley Award for Research in Immunology for discovery of the Th1 and Th2 subsets of T lymphocytes, the cells that control most immune responses. Dr. Coffman received his Ph.D. from the University of California San Diego and his A.B. from Indiana University.

    STEPHEN F. TUCK, PH.D.--VICE PRESIDENT, BIOPHARMACEUTICAL DEVELOPMENT. Dr. Tuck has been our Vice President of Biopharmaceutical Development since
November 2000 and previously served as our Senior Director of Biopharmaceutical Development since joining us in November 1997. From 1992 until he joined us in 1997, Dr. Tuck was employed by Chiron Corporation, where he had served in various capacities in the Technical Affairs and Process Development departments. At Chiron, Dr. Tuck was involved in the development of Fluad-TM-, a novel adjuvanted influenza vaccine, various subunit vaccines, adjuvants and protein therapeutics. Prior to joining Chiron, Dr. Tuck was a post-doctoral fellow at Johns Hopkins University School of Medicine and the University of California, San Francisco. He has over 14 years of experience in pharmaceutical chemistry. Dr. Tuck received his Ph.D. and B.Sc. from Imperial College, University of London.

    GARY VAN NEST--VICE PRESIDENT, PRE-CLINICAL RESEARCH. Dr. Van Nest has been our Vice President of Pre-clinical Research since November 2000 and previously served as our Senior Director of Pre-clinical Research since joining us in November 1997. From 1985 until he joined us in 1997, Dr. Van Nest was employed by Chiron Corporation, where he served in several positions of increasing responsibility culminating in a position as Acting Head of Vaccine Research. At Chiron, Dr. Van Nest directed the development of novel adjuvants and delivery vehicles for subunit vaccines for herpes, HIV, influenza, hepatitis B virus, hepatitis C virus and cytomegalovirus. Dr. Van Nest has authored over 40 publications. He received his Ph.D. in Biochemistry from the University of Arizona and his B.A. from the University of California, Riverside.

    DANIEL S. JANNEY--CHAIRMAN OF THE BOARD. Mr. Janney has been Chairman of our board of directors since December 1996. Since February 1996, he has been employed by Alta Partners, a venture capital firm, where he is a managing director. Prior to joining Alta Partners, Mr. Janney was a vice president of Montgomery Securities' health care and biotechnology investment banking group from 1993 to 1996. In addition to his position as our Chairman of the Board, Mr. Janney also sits on the boards of directors of several private companies. He holds an M.B.A. from the Anderson School at UCLA and a B.A. from Georgetown University.

    DAVID W. BARRY, M.D.--DIRECTOR. Dr. Barry has been a member of our board of directors since April 2000. Dr. Barry has served as chairman of the board and chief executive officer of Triangle Pharmaceuticals Inc., a biopharmaceutical company, since July 1995 and served as Triangle's president from July through September 1995. Prior to founding Triangle, Dr. Barry was president of The Wellcome Research Laboratories, worldwide group director of Research
Development & Medical Affairs of the Wellcome Foundation and member of the Board of Directors of The Wellcome Foundation, Wellcome plc. and Burroughs Wellcome Co. Before joining Burroughs Wellcome in 1977,

Dr. Barry spent five years at the U.S. Food and Drug Administration in various capacities, including Director for the Influenza Task Force of the Bureau of Biologics and acting deputy director of the Division of Virology at the Bureau of Biologics. Dr. Barry sits on the board of directors of Molecular
Biosystems Inc. a medical technology company. Dr. Barry received his M.D. and B.A. from Yale University.

    LOUIS C. BOCK--DIRECTOR. Mr. Bock has been a member of our board of directors since December 1999. Mr. Bock has been a managing director with Bank of America Ventures, a venture capital firm, since September 1997. From September 1989 to September 1997, Mr. Bock was employed by Gilead Sciences, a biopharmaceutical company, where he held various positions in research, project management, business development and sales. Prior to joining Gilead, Mr. Bock was a research associate at Genentech, a biopharmaceutical company, from November 1987 to September 1989. He currently serves on the board of directors of Prolinx, a biotechnology company, Synthon, a biotechnology company, diaDexus, a genomics company, Structural GenomiX, a genomics company, and Neuron Therapeutics, a biopharmaceutical company. He holds a B.S. in Biology from California State University, Chico and an M.B.A. from California State University, San Francisco.

    DENNIS CARSON, M.D.--DIRECTOR. Dr. Carson has been a member of our board of directors since December 1996. Dr. Carson is a noted researcher in the fields of autoimmune and immunodeficiency diseases and is co-discoverer with Dr. Eyal Raz of the immunostimulatory sequences that form the basis of our technology. He has played key roles in the founding of Vical, Inc., a gene therapy company, IDEC Pharmaceuticals, a biopharmaceutical company, and Triangle Pharmaceuticals.
Dr. Carson is director of the Sam and Rose Stein Institute for Research on Aging and has been a professor in the Department of Medicine at the University of California, San Diego since 1995. He received his M.D. from Columbia University and his B.A. from Haverford College.

    ARNOLD L. ORONSKY, PH.D.--DIRECTOR. Dr. Oronsky has been a member of our board of directors since November 1996. Dr. Oronsky is a general partner with InterWest Partners, a venture capital firm. Prior to joining InterWest Partners in 1994, Dr. Oronsky was vice president of discovery research for the Lederle Laboratories division of American Cyanamid, a pharmaceutical company. From 1973 until 1976, Dr. Oronsky was head of the inflammation, allergy and immunology research program at Ciba-Geigy Pharmaceutical Company. Dr. Oronsky also served as a senior lecturer in the Department of Medicine at The Johns Hopkins Medical School. Dr. Oronsky has won numerous grants and awards and has published over 125 scientific articles. Dr. Oronsky serves on the boards of directors of Coulter Pharmaceuticals, Inc., a biopharmaceutical company, and Corixa Corporation, a biopharmaceutical company. He received his Ph.D. from Columbia University, College of Physicians and Surgeons and his A.B. from New York University.

    JEFFREY D. SOLLENDER--DIRECTOR. Mr. Sollender has been a member of our board of directors since July 1998. Mr. Sollender has been a managing member of Forward Ventures, a venture capital firm, since January 1996. Mr. Sollender is founder of and has been an advisor to Biotechvest since April 1993.
Mr. Sollender also has served as acting chairman and chief executive officer of AriZeke Pharmaceuticals, a biopharmaceutical company, since July 1997. Additionally, Mr. Sollender serves on the boards of directors of Gene Logic, a genomics company, and XTL Biopharmaceuticals Ltd., a biopharmaceutical company. Prior to launching Biotechvest and joining Forward Ventures, Mr. Sollender was part of the corporate development/mergers and acquisitions team at Farley Industries and provided management consulting services to technology based companies at Booz, Allen & Hamilton. Mr. Sollender received his M.B.A. from the University of Chicago Graduate School of Business and his B.S. from the Massachusetts Institute of Technology.

SCIENTIFIC ADVISORY BOARD

    Our Scientific Advisory Board is comprised of scientists and physicians specializing in the fields of allergy, immunology and infectious diseases who provide our management with specific expertise in both research and clinical development. Non-employee members of the SAB receive annual cash compensation. The Scientific Advisory Board is chaired by Dennis Carson, M.D., who is also a member of our board of directors. In addition to Dino Dina, M.D., our President and Chief Executive Officer, and Joseph J. Eiden, Jr., M.D., Ph.D., our Vice President of Medical Affairs, our Scientific Advisory Board consists of the following individuals:

    LAWRENCE M. LICHTENSTEIN, M.D., PH.D. Dr. Lichtenstein is a recognized expert in the field of allergy and immunology. He is director of the Division of Clinical Immunology at The Johns Hopkins University School of Medicine, and serves on the National Advisory Council, Allergy and Infectious Diseases of the National Institutes of Health, or NIH. Dr. Lichtenstein has served various terms at NIH since 1972 and joined The Johns Hopkins University staff in 1966.
Dr. Lichtenstein has received several honors and awards for his research and has served on the editorial boards of a variety of publications, including The Journal of Allergy and Clinical Immunology and The Journal of Immunology.
Dr. Lichtenstein received his M.D. from the University of Chicago and his Ph.D. in immunology from The Johns Hopkins University.

    EYAL RAZ, M.D. Dr. Raz is an immunologist whose basic and applied research on immunostimulatory and immunoinhibitory DNA sequences forms the basis of our technology platform. He served as our first Chief Scientific Officer from 1996 to 1999. Dr. Raz currently is an associate professor of medicine at the University of California, San Diego. Prior to that, he was employed at Hadassah University Hospital in Jerusalem, Israel as assistant professor of medicine. He received his M.D. from the Hebrew University, Hadassah Medical School in Jerusalem, Israel in 1981.

    DOUGLAS D. RICHMAN, M.D. Dr. Richman is professor of pathology and medicine (infectious diseases) at the University of California, San Diego School of Medicine and director of the Research Center on AIDS and HIV Infection of the San Diego Veterans Affairs Healthcare System. Employed by the University of California, San Diego School of Medicine since 1976, he formerly held research positions with the Beth Israel Hospital and Children's Hospital Medical Center and the Laboratory of Infectious Diseases, National Institute of Allergy and Infectious Diseases at the NIH. Dr. Richman has received a number of honors and serves on the editorial boards of several infectious disease and virology journals as well as being editor in chief of Antiviral Therapy and Improving the Management of HIV Disease (publications of the International AIDS Society). He received his M.D. from Stanford University.

    ROBERT P. SCHLEIMER, PH.D. Dr. Schleimer is professor of medicine in the Department of Medicine/Division of Clinical Immunology at The Johns Hopkins University School of Medicine, where he has been employed since 1981.
Dr. Schleimer was a postdoctoral fellow from 1979 to 1981 in the laboratory of Lawrence Lichtenstein, M.D., Ph.D., a Dynavax co-founder. Dr. Schleimer received his Ph.D. from the University of California, Davis.

    HANS SPIEGELBERG, M.D. Dr. Spiegelberg is professor emeritus, research professor at the University of California, San Diego. He was the Head of the Division of Pediatric Immunology and Allergy, Department of Pediatrics, at the University of California, San Diego School of Medicine in La Jolla, California from 1990 to 1996. He was also a member of the Department of Immunopathology, Department of Immunology, Scripps Clinic and Research Foundation until 1990. Dr. Spiegelberg received his M.D. from the University of Basel, Switzerland.

BOARD OF DIRECTORS

    Our board of directors is currently comprised of seven directors. Upon completion of this offering, our board will be divided into three classes of directors serving staggered three-year terms upon the effectiveness of this offering. As a result, our stockholders will elect approximately one-third of the board of directors each year. The classification of our board of directors, together with other provisions in our certificate of incorporation, including provisions that allow our board of directors to fill vacancies on or increase the size of our board, may delay or prevent changes in control of our board or our management.

    Our board of directors has designated that Messrs.             and
            will serve as Class I directors, whose terms expire at the 2002
annual meeting of stockholders. Messrs.       and       will serve as Class II
directors whose terms expire at the 2003 annual meeting of stockholders.
Messrs.       ,       and       will serve as Class III directors whose terms
expire at the 2004 annual meeting of stockholders.

DIRECTOR COMPENSATION

    Our directors who are also employees receive no additional compensation for their services as directors. Our non-employee directors do not receive a fee for attendance in person at meetings of the board of directors or committees of the board of directors, but they are reimbursed for travel expenses and other out-of-pocket costs incurred in connection with their attendance of meetings. In addition, our non-employee directors will be eligible to receive options and to be issued shares of common stock directly under our 2000 non-employee director stock option program. Non-employee directors will be granted an initial option
to purchase       shares of our common stock with subsequent annual option
grants to purchase       shares of our common stock. The exercise price per
share for these options will equal the fair market value of our common stock at the date of grant. Each stock option received by our non-employee directors will vest and become exercisable over a period of four years. Our directors who are also employees are eligible to receive options and be issued shares of common stock directly under our 1997 equity incentive plan, as amended, and our 2000 stock incentive plan.

BOARD COMMITTEES

    Our board of directors has established a compensation committee and an audit committee. The compensation committee, consisting of Messrs. Bock and Janney, reviews and approves the salaries, bonuses and other compensation payable to our executive officers and administers and makes recommendations concerning our employee benefit plans.

    The audit committee, consisting of Messrs. Barry, Bock and Sollender, makes recommendations to our board of directors regarding the selection of independent accountants. The committee reviews the scope and results of the audit and other services provided by our independent accountants, and reviews our accounting policies and systems of internal accounting controls.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee. There are no family relationships among any of our directors or executive officers.

EXECUTIVE COMPENSATION

    The following table sets information concerning compensation paid by us during the fiscal years ended December 31, 1999, 1998 and 1997, respectively, to our Chief Executive Officer and each of our four most highly compensated executive officers whose total salary, bonus and other compensation exceeded $100,000 during the fiscal year ended December 31, 1999, who we refer to in this prospectus as named executive officers. In accordance with the rules of the Securities and Exchange Commission, or the SEC, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these executive officers.

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                             ------------
                                                       ANNUAL COMPENSATION    SECURITIES
                                                       -------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION                   YEAR      SALARY     BONUS     OPTIONS (#)    COMPENSATION
---------------------------                 --------   --------   --------   ------------   ------------
Dino Dina, M.D. ..........................    1999     $250,000   $    --       201,322             --
  President, Chief Executive Officer and      1998      250,000    50,000       374,082             --
  Director                                    1997      178,760        --        62,346             --

Joseph J. Eiden, Jr., M.D., Ph.D.(1) .....    1999      175,000    40,610       114,285        $12,817
  Vice President, Medical Affairs             1998      193,400    35,000       114,285             --
                                              1997       44,580        --       100,000             --

Gary A. Van Nest, Ph.D. ..................    1999      145,000    32,323        57,143             --
  Vice President, Pre-clinical Research       1998      143,050    29,000        57,143             --
                                              1997       24,300        --        57,143             --

Stephen F. Tuck, Ph.D. ...................    1999      120,000    27,875        45,714             --
  Vice President, Biopharmaceutical           1998       90,510    12,000        37,142             --
  Development                                 1997       13,000        --        37,142             --

Philip Haworth, Ph.D.(2) .................    1999      100,795        --        91,428             --
  Vice President of Business Development      1998           --        --            --             --
                                              1997           --        --            --             --

---------

(1) The $12,817 of other compensation represents payment of a promissory note made on Dr. Eiden's behalf.

(2) Mr. Haworth has not been employed by us since March 2000.

    The following table sets forth information concerning grants of stock options to each of the executive officers named in the table above during the fiscal year ended December 31, 1999. All of these options were granted under our 1997 Equity Incentive Plan, as amended, at an exercise price equal to the fair market of our common stock at the time of grant, as determined by our board of directors. Each option vests over a period of four years and is exercisable immediately. The exercise price may in some cases be paid by delivery of other shares or by offset of the shares subject to options. The percentage of total options set forth below is based on options to purchase an aggregate of 151,062 shares of common stock granted to employees for the fiscal year ended
December 31, 1999. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the Securities and Exchange Commission and do not represent our estimate or projection of the future common stock price.

             OPTIONS GRANTED IN FISCAL YEAR ENDED DECEMBER 31, 1999

                                                                                              POTENTIAL REALIZABLE VALUE
                                                     PERCENTAGE OF                              AT ASSUMED ANNUAL RATES
                                        NUMBER OF    TOTAL OPTIONS                               OF STOCK APPRECIATION
                                        SECURITIES    GRANTED TO     EXERCISE                       FOR OPTION TERM
                                        UNDERLYING   EMPLOYEES IN    PRICE PER   EXPIRATION   ---------------------------
NAME                                     OPTIONS      FISCAL YEAR      SHARE        DATE           5%            10%
----                                    ----------   -------------   ---------   ----------   ------------   ------------
Dino Dina, M.D.......................         --           --             --           --              --             --
Joseph J. Eiden, Jr., M.D., Ph.D.....         --           --             --           --              --             --
Gary A. Van Nest, Ph.D...............         --           --             --           --              --             --
Stephen F. Tuck, Ph.D................      8,571            6%         $0.35      3/18/09
Philip Haworth, Ph.D.(1).............     18,285           12%         $0.35      7/30/09

----------

(1) Mr. Haworth was granted 91,249 options in the fiscal year ended
    December 31, 1999 but, at the time Mr. Haworth terminated his employment with us, only 18,285 shares had vested.

    The following table sets forth information concerning exercisable and unexercisable stock options held by each of the executive officers named in the summary compensation table at the fiscal year ended December 31, 1999. The value realized upon exercise is based on the estimated fair market value of our common stock at the time of exercise less the per share exercise price, multiplied by the number of shares acquired upon exercise. The value of unexercised in-the-money options is based on the assumed initial public offering price of
$    per share less the per share exercise price, multiplied by the number of shares underlying the options. All options were granted under our 1997 equity incentive plan, as amended.

                 AGGREGATE OPTION EXERCISES IN LAST FISCAL YEAR
                           AND FISCAL YEAR-END VALUES

                                                                     NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                      UNDERLYING OPTIONS           IN-THE-MONEY OPTIONS
                                     SHARES                           AT FISCAL YEAR-END            AT FISCAL YEAR-END
                                   ACQUIRED ON        VALUE       ---------------------------   ---------------------------
NAME                              EXERCISE (#)    REALIZED ($)    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              -------------   -------------   -----------   -------------   -----------   -------------
Dino Dina, M.D.................      172,759          --            185,741        188,340
Joseph J. Eiden, Jr., M.D.,
  Ph.D.........................       --              --             57,619         56,666
Gary A. Van Nest, Ph.D.........       --              --             23,809         33,334
Stephen F. Tuck, Ph.D..........       --              --             24,047         21,667
Philip Haworth, Ph.D...........       --              --             --             91,429

MANAGEMENT CONTINUITY AGREEMENTS

    In July 2000, October 2000 and November 2000, we entered into management continuity agreements with Dr. Dino Dina, our President and Chief Executive Officer, Andrew Gengos, our Vice President and Chief Financial Officer, and Robert L. Coffman, Ph.D. our Vice President and Chief Scientific Officer, respectively. Under these agreements, we agreed to accelerate the vesting of any stock options held by them by two years as of and upon a change in control of our company. In addition, if either Dr. Dina, Mr. Gengos or Dr. Coffman is involuntarily terminated other than for cause within 24 months following a change in control of our company, then any stock options held by them will fully vest as of the date of the termination.

EMPLOYEE BENEFIT PLANS

1997 EQUITY INCENTIVE PLAN

    The 1997 equity incentive plan was approved by our board of directors and our shareholders in January 1997. We currently have a total of 1,967,788 shares of common stock reserved for issuance under the 1997 plan. As of September 30, 2000, options to purchase 973,707 shares of common stock had been exercised, options to purchase 171,396 shares of common stock were outstanding and 822,685 options to purchase shares of common stock remained available for grant. As of September 30, 2000, the outstanding options were exercisable at a weighted average exercise price of approximately $0.47 per share. Outstanding options to purchase an aggregate of 120,536 shares were held by employees and consultants who are not officers or directors of our company.

    As of the consummation of our initial public offering, all options granted under the 1997 plan that expire without having been exercised or are cancelled will become available for grant under the 2000 stock incentive plan. The 1997 plan will terminate in 2007, unless terminated earlier by our board of directors. Awards under the 1997 plan may consist of restricted stock, incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, or non-qualified stock options, which are stock options that do not qualify under Section 422 of the Internal Revenue Code.

    Under the 1997 plan, the board may grant incentive stock options to employees, including officers and employee directors. Non-qualified stock options and restricted stock may be granted to employees, directors, and consultants. The board of directors or a committee designated by the board administers our 1997 plan, including selecting the optionees, determining the number of shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option. The exercise price of all incentive stock options granted under our 1997 plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1997 plan shall be determined by the board, but in no event may be less than 85% of the fair market value on the date of grant unless otherwise determined by the board. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of any these options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. The term of all other awards granted under our 1997 plan will be determined by the board.

    If an optionee's status as an employee or consultant terminates for any reason other than death or disability, the optionee may exercise their exercisable options within the three-month period following the termination. In the event the optionee dies while the optionee is an employee or consultant of our company, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or 18 months from the date of the optionee's death. In the event the optionee becomes disabled while the optionee is an employee or consultant of our company, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or 12 months from the date of the optionee's disability.

    In general, none of the options will be subject to accelerated vesting in the event of:

    - a dissolution, liquidation or sale of all or substantially all of the assets of the company;

    - a merger or consolidation in which our company is not the surviving entity; or

    - a reverse merger in which the company is the surviving corporation but the shares of our common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property where the acquiring or surviving entity assumes or replaces options granted under the 1997 plan.

However, we have some agreements that provide for accelerated vesting in the event the acquiring or surviving entity does not assume or replace options granted under the 1997 plan, all of these options become fully vested.

    The 1997 plan will terminate automatically in 2007 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the 1997 plan, subject to stockholder approval of some amendments. However, no action may be taken which will affect any shares of common stock previously issued and sold or any option previously granted under the 1997 plan, without the optionee's consent.

2000 STOCK INCENTIVE PLAN

    Our board of directors will adopt the 2000 stock incentive plan in December 2000. We expect to receive stockholder approval prior to the effectiveness of this offering. Our 2000 stock incentive plan will provide for the grant of:

    - incentive stock options to our employees, including officers and employee directors;

    - non-qualified stock options to our employees, directors and consultants;
      and

    - other types of awards.

    Initially, we intend to reserve 3,000,000 shares of our common stock for issuance under the 2000 stock incentive plan. The number of shares initially reserved will be increased by the number of shares reserved under our 1997 plan and available for grant as of the date of the closing of this offering, and represented by awards under the 1997 plan that are forfeited, expire or are cancelled following the adoption of the 2000 stock incentive plan. Commencing on the first day of our fiscal year beginning in

2001, the number of shares of stock reserved for issuance under the 2000 stock incentive plan (including issuance as incentive stock options) will be increased annually by the lesser of:

    - 5% of the total number of shares outstanding as of that date; or

    - a number of shares determined by the board.

    After the adoption of the 2000 stock incentive plan, we anticipate that all future option grants will be made solely under the 2000 stock incentive plan. The board of directors or a committee designated by the board will administer our 2000 stock incentive plan, including selecting the optionees, determining the number of shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option. The exercise price of all incentive stock options granted under our 2000 stock incentive plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 2000 stock incentive plan will be determined by the board, but in no event may this price be less than 85% of the fair market value on the date of grant unless otherwise determined by the board. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock, the exercise price of any incentive stock option granted must equal at least 110% of the fair market value on the grant date and the maximum term of any these options must not exceed five years. The maximum term of an incentive stock option granted to any participant who does not own stock possessing more than 10% of the voting power of all our classes of stock must not exceed ten years. The term of all other awards granted under our 2000 stock incentive plan will be determined by the board.

    Except as determined by the board, an option holder's initial grant will vest 25% at the first anniversary date and monthly thereafter, so that the option will be fully exercisable four years after its date of grant. Subsequent options will vest in the same manner.

    In the event a participant in our 2000 stock incentive plan terminates employment, or is terminated by us for any reason, any options which have become exercisable prior to the time of termination, shall remain exercisable for 12 months from the date of termination if termination was caused by death or disability, or three months from the date of termination if termination was caused by reasons other than death or disability.

    In the event of a corporate transaction or a change of control where the acquiror assumes or replaces options granted under the 2000 stock incentive plan, options issued under the 2000 stock incentive plan will not be subject to accelerated vesting under the plan unless provided otherwise by agreement with the option holder. In the event of a corporate transition or change in control where the acquiror does not assume or replace options already granted under the 2000 stock incentive plan, all outstanding options under the 2000 stock incentive plan will vest in their entirety unless our board of directors determines otherwise. However, assumed or replaced options will automatically become fully vested if the grantee is terminated by the acquiror without cause or terminates employment for good reason within 12 months of a corporate transaction or a change of control. In the event of a corporate transaction or a change of control where the acquiror does not assume or replace options granted under the 2000 stock incentive plan, all of these options become fully vested upon the consummation of the corporate transaction or change or control. Under the 2000 stock incentive plan, a corporate transaction or a change in control is defined as:

    - acquisition of 50% or more of our stock by any individual or entity including by tender offer or a reverse merger;

    - a change of a majority of the members on our board of directors;

    - a merger or consolidation in which our company is not the surviving entity; or

    - approval by our stockholders of a plan of complete liquidation.

    Unless terminated sooner, our 2000 stock incentive plan will automatically terminate in 2010. Our board of directors will have authority to amend or terminate our 2000 stock incentive plan, provided that such an action would not impair the rights of any participant without the written consent of that participant.

2000 NON-EMPLOYEE DIRECTOR OPTION PROGRAM

    Our board of directors will adopt the 2000 non-employee director option program as part of the 2000 stock incentive plan and it will be subject to the terms and conditions of the 2000 stock incentive plan. Our 2000 non-employee director stock option program was approved by our board of directors in December
      , 2000. The 2000 non-employee director stock option program will become effective as of the effective date of this prospectus, and no awards will be made under this program until that time.

    The purpose of the 2000 non-employee director stock option program will be to enhance our ability to attract and retain the best available non-employee directors, to provide them additional incentives and, therefore, to promote the success of our business.

    The 2000 non-employee director stock option program will establish an automatic option grant program for the grant of awards to non-employee directors. Under this program, each non-employee director first elected to our board of directors following the closing of this offering will automatically be granted an option to acquire 10,000 shares of our common stock at an exercise price per share equal to the fair market value of our common stock at the date of grant. These options will vest and become exercisable in four equal installments on each anniversary of the grant date. Upon the date of each annual stockholders' meeting, each non-employee director who has been a member of our board of directors for at least six months prior to the date of the stockholders' meeting will receive an automatic grant of options to acquire 2,500 shares of our common stock at an exercise price equal to the fair market value of our common stock at the date of grant. These options will vest and become fully exercisable on the first anniversary of the grant date.

    The term of each automatic option grant and the extent to which it will be transferable will be provided in the agreement evidencing the option. The consideration for the option may consist of cash, check, shares of our common stock, the assignment of part of the proceeds from the sale of shares acquired upon exercise of the option or any combination of these forms of consideration.

    The 2000 non-employee director stock option program will be administered by the board or a committee designated by the board made up of two or more non-employee directors so that such awards would be exempt from Section 16(b) of the Exchange Act. The program administrator shall determine the terms and conditions of awards, and construe and interpret the terms of the program and awards granted under the program. Non-employee directors may also be granted additional incentives, subject to the discretion of the board or the committee.

    Unless terminated sooner, the 2000 non-employee director stock option program will terminate automatically in 2010 when the 2000 stock incentive plan terminates. Our board of directors will have the authority to amend, suspend or terminate the 2000 non-employee director stock option program provided that no such action may affect awards to non-employee directors previously granted under the program unless agreed to by the affected non-employee directors.

2000 EMPLOYEE STOCK PURCHASE PLAN

    The board of directors and our stockholders intend to approve our 2000 employee stock purchase plan in December 2000. Our employee stock purchase plan will be intended to qualify as an "Employee Stock Purchase Plan" under
Section 423 of the Internal Revenue Code in order to provide our employees with an opportunity to purchase common stock through payroll deductions. An aggregate of 900,000 shares of common stock will be reserved for issuance and will be available for purchase under our employee stock purchase plan, pending adjustment for a stock split, or any future stock dividend or other similar change in our common stock or our capital structure. The employee stock purchase plan will provide for annual increases in the number of shares of common stock subject to the plan equal to the lesser of:

    - 450,000 shares;

    - 2% of the total number of shares outstanding as of that date; or

    - a number of shares as determined by the compensation committee.

All of our employees who are regularly employed for more than five months in any calendar year and work more than 20 hours per week will be eligible to participate in our employee stock purchase plan and will be automatically enrolled in the initial offer period. Employees hired after the consummation of our initial public offering will be eligible to participate in our employee stock purchase plan, subject to a ten day waiting period after hiring. Non-employee directors, consultants, and employees subject to the rules or laws of a foreign jurisdiction that prohibit or make impractical their participation in a employee stock purchase plan will not be eligible to participate in our employee stock purchase plan.

    Our employee stock purchase plan will designate offer periods, purchase periods and exercise dates. Offer periods will generally be overlapping periods of 24 months. The initial offer period will begin on the effective date of our employee stock purchase plan, which is the effective date of the registration statement relating to this offering, and ends on February 14, 2002. Additional offer periods will commence each February 15 and August 15. Purchase periods will generally be six month periods, with the initial purchase period commencing on the effective date of our employee stock purchase plan and ending on August 14, 2001. Thereafter, purchase periods will commence each February 15 and August 15. Exercise dates are the last day of each purchase period. In the event we merge with or into another corporation, sell all or substantially all of our assets, or enter into other transactions in which all of our shareholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the administrator of our employee stock purchase plan may elect to shorten the offer period then in progress.

    On the first day of each offer period, a participating employee will be granted a purchase right. A purchase right is a form of option to be automatically exercised on the forthcoming exercise dates within the offer period during which authorized deductions are to be made from the pay of participants and credited to their accounts under our employee stock purchase plan. When the purchase right is exercised, the participant's withheld salary is used to purchase shares of common stock. The price per share at which shares of common stock are to be purchased under our employee stock purchase plan during any purchase period is the lesser of:

    - 85% of the fair market value of the common stock on the date of the grant of the option, which is the commencement of the offer period; or

    - 85% of the fair market value of the common stock on the exercise date, which is the last day of a purchase period.

    The participant's purchase right is exercised in this manner on each exercise date arising in the offer period unless, on the first day of any purchase period, the fair market value of the common stock is lower than the fair market value of the common stock on the first day of the offer period. If so, the participant's participation in the original offer period is terminated, and the participant is automatically enrolled in the new offer period effective the same date.

    Payroll deductions may range from 1% to 10% in whole percentage increments of a participant's regular base pay, including bonuses, overtime, shift-premiums and commissions and excluding, reimbursements and other expense allowances. Participants may not make direct cash payments to their accounts. The maximum number of shares of common stock that any employee may purchase under our employee stock purchase plan during a purchase period is 500 shares. The Internal Revenue Code imposes additional limitations on the amount of common stock that may be purchased during any calendar year.

    Our employee stock purchase plan will be administered by our board of directors or a committee designated by our board, which will have the authority to terminate or amend our employee stock purchase plan, subject to specified restrictions, and otherwise to administer our employee stock purchase plan and to resolve all questions relating to the administration of our employee stock purchase plan.

401(k) PLAN

    In September 1997, we implemented a 401(k) plan covering some of our employees. Under the 401(k) plan, eligible employees may elect to reduce their current compensation up to the prescribed annual limit, which was $10,500 in 2000, and contribute these amounts to the 401(k) plan. We may make contributions to the 401(k) plan on behalf of eligible employees. Employees become fully vested in these contributions immediately, subject to limitations on access to the contributions during the duration of employment. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the 401(k) plan, and income earned on the 401(k) plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made. The trustee under the 401(k) plan, at the direction of each participant, invests the 401(k) plan employee salary deferrals in selected investment options. We made no contributions to the 401(k) plan in 1997, 1998 or 1999. We expect to make contributions to the 401(k) plan in the future.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    We intend to reincorporate in Delaware in December 2000. Our certificate of incorporation and bylaws will provide that we will indemnify all of our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation and bylaws also authorize us to indemnify our employees and other agents, at our option, to the fullest extent permitted by Delaware law. We intend to enter into agreements to indemnify our directors and officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, will provide for the indemnification of our directors and officers for expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any person in any action or proceeding, including any action by or in the right of our company, arising out of that person's services as a director or officer of our company or any other company or enterprise to which that person provides services at our request to the fullest extent permitted by applicable law. We believe that these provisions and agreements will assist us in attracting and retaining qualified persons to serve as directors and officers.

    Delaware law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director's duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law for liability arising under Section 174 of the Delaware General Corporation Law, or for any transaction from which the director derived an improper personal benefit. Our certificate of incorporation will provide for the elimination of personal liability of a director for breach of fiduciary duty, as permitted by Delaware law.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of our company in accordance with the provisions contained in our charter documents, Delaware law or otherwise, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of our company in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act, and we will follow the court's determination.

    We intend to purchase and maintain insurance on behalf of our officers and directors, insuring them against liabilities that they may incur in such capacities or arising out of this status.

                           RELATED PARTY TRANSACTIONS

REINCORPORATION

    We intend to reincorporate in Delaware in December 2000, and our existing shareholders will receive shares of common stock and preferred stock of the Delaware corporation in exchange for their shares of common stock and preferred stock of the California corporation. In connection with the closing of this offering, shares of Series A, Series B, Series C, Series R, Series S-1 and Series T preferred stock will automatically convert into shares of common stock.

PRIVATE PLACEMENT TRANSACTIONS

    In July 1998, we issued and sold an aggregate of 5,161,584 shares of our Series B preferred stock at $3.20 per share to 16 investors, including 1,249,023 shares to Bank of America Ventures and its affiliate, 780,639 shares to InterWest Partners V, L.P. and its affiliate, 780,639 shares to Alta California Partners, L.P. and its affiliate and 780,637 shares to Sanderling Venture Partners IV, L.P. and its affiliates.

    In April 2000, in connection with a license agreement, we issued and sold an aggregate of 228,571 shares of our Series T preferred stock at $8.75 per share to Triangle Pharmaceuticals. David W. Barry, M.D., who is Triangle's chairman of the board and chief executive officer, is a member of our board of directors.

    Between June and September 2000, we issued and sold an aggregate of 2,953,554 shares of our Series C preferred stock at $7.00 per share to 41 investors, including 142,856 shares to Alta California Partners, L.P. and its affiliate, 142,856 shares to InterWest Partners V, L.P. and its affiliate, 142,854 shares to Sanderling Venture Partners IV, L.P. and its affiliates and 107,142 shares to Bank of America Ventures and its affiliate.

TRANSACTIONS WITH DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

    In October 2000, we loaned Andrew Gengos, our Vice President and Chief Financial Officer, $100,000. This loan has a term of five years and bears interest at 6.09% per annum.

    In September 2000, we loaned Dino Dina, M.D., our President and Chief Executive Officer, $190,463 in connection with Dr. Dina's exercise of a stock option. In connection with this loan, Dr. Dina executed a stock pledge agreement and a secured promissory note that has a term of five years and bears interest at 6.22% per annum.

    In December 1998, we entered into a research agreement with the Regents of the University of California, on behalf of the University of California, San Diego under which we agreed to fund a research project aimed at uncovering new potential and novel applications for ISS. This research agreement was amended twice in December 1999. We agreed to fund the project in the amounts of $807,473 in 1999, $948,480 in 2000, $986,419 in 2001, $1,025,876 in 2002 and $1,066,911
in 2003. The principal investigator of the research project is Dr. Eyal Raz, a holder of 803,061 shares of our common stock, and the university-nominated representative on the evaluation committee created to oversee aspects of this agreement is Dr. Dennis Carson, a holder of 803,061 shares of our common stock and a member of our board of directors.

    We have entered into agreements with holders of our preferred stock whereby we granted them registration rights with respect to their shares of common stock, including common stock issuable upon conversion of their preferred stock.

    We intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify these individuals to the fullest extent permitted by Delaware law.

    We believe that all of the transactions set forth above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. We intend that all future transactions, including loans, between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of our board of directors, including a majority of the independent and disinterested outside directors on our board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth information with respect to the beneficial ownership of our common stock as of September 30, 2000 by:

    - each person or entity known by us to own beneficially more than 5% of our common stock;

    - each of our directors and executive officers; and

    - all of our directors and executive officers as a group.

    The beneficial ownership is calculated based on 15,474,048 shares of our common stock issued and outstanding as of September 30, 2000, assuming the conversion of all outstanding shares of preferred stock into common stock, which will occur automatically upon the effectiveness of this offering, and shares outstanding immediately following the completion of this offering. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares issuable upon the exercise of options that are currently exercisable or become exercisable within 60 days of September 30, 2000 are considered outstanding for the purpose of calculating the percentage of outstanding shares of our common stock held by the individual, but not for the purpose of calculating the percentage of outstanding shares of our common stock held by any other individual. Except as indicated in the footnotes to this table, and as affected by applicable community property laws, all persons listed have sole voting and investment power for all shares shown as beneficially owned by them.

    Except as otherwise noted, the address person or entity is c/o Dynavax Technologies Corporation, 717 Potter Street, Suite 100, Berkeley, California 94710.

                                                        BEFORE THE OFFERING             AFTER THE OFFERING
                                              ---------------------------------------   ------------------
                                               NUMBER OF SHARES        PERCENTAGE           PERCENTAGE
NAME AND ADDRESS                              BENEFICIALLY OWNED   BENEFICIALLY OWNED   BENEFICIALLY OWNED
----------------                              ------------------   ------------------   ------------------
5% STOCKHOLDERS

Alta California Partners, L.P.(1) ..........       2,066,351              13.4%
  One Embarcadero Center, Suite 4050
  San Francisco, CA 94111

InterWest Partners V, L.P.(2) ..............       2,066,351              13.4%
  3000 Sand Hill Road
  Building 3, Suite 225
  Menlo Park, CA 94025-7112

Sanderling Venture Partners IV, L.P.(3) ....       2,066,345              13.4%
  2730 Sand Hill Road, Suite 200
  Menlo Park, CA 94025-7067

Bank of America Ventures(4) ................       1,356,165               8.8%
  950 Tower Lane, Suite 700
  Foster City, CA 94404

Eyal Raz....................................         803,061               5.2%

EXECUTIVE OFFICERS AND DIRECTORS

Daniel S. Janney(5).........................       2,066,351              13.4%

Arnold L. Oronsky(6)........................       2,066,351              13.4%

Jeffrey D. Sollender(7).....................       1,621,464              10.5%

Louis C. Bock(8)............................       1,356,165               8.8%

Dennis Carson...............................         803,061               5.2%

                                                        BEFORE THE OFFERING             AFTER THE OFFERING
                                              ---------------------------------------   ------------------
                                               NUMBER OF SHARES        PERCENTAGE           PERCENTAGE
                                              BENEFICIALLY OWNED   BENEFICIALLY OWNED   BENEFICIALLY OWNED
EXECUTIVE OFFICERS AND DIRECTORS (CONTINUED)  ------------------   ------------------   ------------------
Dino Dina, M.D.(9)..........................         545,510               3.5%

David W. Barry, M.D.(10)....................         242,285               1.6%

Joseph J. Eiden, Jr., M.D., Ph.D.(11).......         171,428               1.1%

Andrew Gengos(12)...........................         157,142               1.0%

Robert L. Coffman, Ph.D.(13)................         142,857                 *

Gary A. Van Nest, Ph.D.(14).................         125,714                 *

Stephen F. Tuck, Ph.D.(15)..................         114,285                 *

Philip Haworth..............................          18,285                 *

All executive officers and directors as a
  group (12 persons)(16)....................       9,430,898              59.3%

---------

   * Less than 1%.

 (1) Represents 2,017,673 shares held by Alta California Partners, L.P. and 48,678 shares held by Alta Embarcadero Partners, LLC.

 (2) Represents 2,053,439 shares held by InterWest Partners V, L.P. and 12,912 shares held by InterWest Investors V.

 (3) Represents 1,051,636 shares held by Sanderling Venture Partners IV, L.P., 410,270 shares held by Sanderling IV Limited Partnership, L.P., 116,677 shares held by Sanderling Feri Trust Venture Partners IV, 409,395 shares held by Sanderling IV Biomedical, L.P., 42,857 shares held by Sanderling IV Biomedical Co-Investment Fund, L.P., 21,428 shares held by Sanderling Venture Partners IV Co-Investment Fund, L.P., 1,758 shares held by Sanderling IV Venture Management, 6,162 shares held by Sanderling Management Company, LLC Retirement Trust FBO Robert McNeil and 6,162 shares held by Sanderling Ventures Management IV FBO Fred Middleton.

 (4) Represents 1,152,741 shares held by Bank of America Ventures and 203,424 shares held by BA Venture Partners IV.

 (5) Represents shares held by Alta California Partners, L.P. and its affiliate. Mr. Janney is a limited partner in Alta California Management Partners, L.P., which is the general partner of Alta California Partners, L.P.
     Mr. Janney disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (6) Represents shares held by InterWest Partners V, L.P. and its affiliate, of which Dr. Oronsky is a general partner. Dr. Oronsky disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (7) Represents 711,239 shares held by Forward Ventures III L.P. and its affiliate, of which Mr. Sollender is a partner, 228,571 shares held by Liam Biotechvest L.L.C., 624,512 shares held by Biotechvest L.L.C. and 57,142 shares held by Biotechvest L.P., each of which Mr. Sollender acts as an advisor. Mr. Sollender disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (8) Represents shares held by Bank of America Ventures and its affiliate, of which Mr. Bock is a managing director. Mr. Bock disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

 (9) Includes 252,615 shares of common stock subject to repurchase by us as of September 30, 2000. Also includes 372,750 shares held by the Dino Dina 1999 Revocable Trust, of which Dr. Dina is trustee, 5,714 shares held by the Stefania Dina Irrevocable Trust, created by Declaration of Trust date March 2, 2000, of which Dr. Dina is trustee, 5,714 shares held by the Francesco Dina Irrevocable Trust, created by Declaration of Trust dated March 2, 2000, of which Dr. Dina is trustee and 14,285 shares held by the Jordan Monarchmont Irrevocable Trust, created by Declaration of Trust dated March 2, 2000, of which Dr. Dina is trustee.

 (10) Includes 228,571 shares held by Triangle Pharmaceuticals, of which Dr. Barry is chairman of the board and chief executive officer. Dr. Barry disclaims beneficial ownership of these shares. Includes options to purchase 13,714 shares of common stock exercisable within 60 days of September 30, 2000.

 (11) Includes 38,333 shares of common stock subject to repurchase by us as of September 30, 2000 and options to purchase 71,428 shares of common stock exercisable within 60 days of September 30, 2000.

 (12) Includes 142,857 shares of common stock subject to repurchase by us as of September 30, 2000.

 (13) Includes options to purchase 142,857 shares of common stock exercisable within 60 days of September 30, 2000.

 (14) Includes 30,924 shares of common stock subject to repurchase by us as of September 30, 2000 and options to purchase 57,142 shares of common stock exercisable within 60 days of September 30, 2000.

 (15) Includes 22,924 shares of common stock subject to repurchase by us as of September 30, 2000 and options to purchase 57,142 shares of common stock exercisable within 60 days of September 30, 2000.

 (16) Includes 487,653 shares of common stock subject to repurchase by us and options to purchase 342,283 shares of common stock exercisable within 60 days of September 30, 2000.

                          DESCRIPTION OF CAPITAL STOCK

    Following the closing of this offering, our certificate of incorporation authorizes the issuance of up to 60,000,000 shares of common stock, par value $0.001, and 6,000,000 shares of preferred stock, par value $0.001, the rights and preferences of which may be established from time to time by our board of directors. As of September 30, 2000, after giving effect to the conversion of all of our preferred stock, 15,474,048 shares of common stock were outstanding. As of September 30, 2000, we had 47 stockholders. The following description of our capital stock is subject to, and qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

    The holders of our common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably dividends, if any, as may be declared by our board of directors out of funds legally available for dividend payments. In the event we liquidate, dissolve or wind up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any outstanding shares of the preferred stock. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

    Upon the closing of this offering, we will be authorized to issue 6,000,000 shares of preferred stock that will not be designated as a particular class. Our board of directors will have authority to issue the undesignated preferred stock in one or more series and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued series of undesignated preferred stock and to fix the number of shares constituting any series and the designation of the series, without any further vote or action by our stockholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

    Under the terms of agreements with some of our stockholders, after the closing of this offering, a number of holders of shares of our common stock will be entitled to registration rights with respect to their shares. Beginning
180 days after this offering, a number of holders may require us to register all or part of their shares. In addition, some holders may require us to include their shares in future registration statements that we file and may require us to register their shares on Form S-3 or similar form. Furthermore, beginning
180 days after this offering, some holders of our common stock may also require us to include their shares in future registration statements that we file. Upon registration, these shares will be freely tradable in the public market without restriction.

    All expenses in effecting these registrations, with the exception of underwriting discounts and selling commissions, will be borne by us. These registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in the registration. We have agreed to indemnify the holders of these registration rights, and each selling holder has agreed to indemnify us, against liabilities under the Securities Act, the Securities Exchange Act or other applicable federal or state law.

WARRANTS

    In September 1997, we issued a warrant to purchase an aggregate of 10,285 shares of our common stock at an exercise price of $2.19 per share.

ANTI-TAKEOVER PROVISIONS

    Following our reincorporation in Delaware, provisions of Delaware law and our certificate of incorporation and bylaws could make our acquisition by means of a tender offer, a proxy contest or otherwise, and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

DELAWARE LAW

    Following our reincorporation in Delaware, we will be subject to
Section 203 of the Delaware General Corporation Law. Under this provision, we may not engage in any business combination with any interested stockholder for a period of three years following the date that stockholder became an interested stockholder, unless:

    - prior to that date the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

    - upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction began; or

    - on or following that date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

    Section 203 defines "business combination" to include:

    - any merger or consolidation involving the corporation and the interested stockholder;

    - any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

    - subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

    - any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

    - the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

    In general, Section 203 defines an "interested stockholder" as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

CERTIFICATE OF INCORPORATION AND BYLAWS

    Following our reincorporation in Delaware, our certificate of incorporation and bylaws will contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of our company.

    Our certificate of incorporation and bylaws will provide that our board of directors will be divided into three classes of directors, as nearly equal in number as is reasonably possible, serving staggered terms so that directors' initial terms will expire at the first, second and third succeeding annual meeting of the stockholders following our initial public offering, respectively. At each such succeeding annual meeting, directors elected to succeed those directors whose terms are expiring at the meeting shall be elected for a three-year term of office. A vote of at least 80% of our capital stock would be required to amend this provision.

    Our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called only by our president, our secretary or at the direction of the board. Advance written notice is required, which generally must be received by the secretary not less than 30 days nor more than 60 days prior to the meeting, by a stockholder of a proposal or director nomination that the stockholder desires to present at a meeting of stockholders. Any amendment of this provision would require a vote of at least 80% of our capital stock. Our charter documents also provide that our stockholders will not be permitted to act by written consent.

    Our certificate of incorporation and bylaws will not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in the board and, as a result, may have the effect of deterring a hostile takeover or delaying or preventing changes in control or management of our company.

    Our certificate of incorporation and bylaws will provide that vacancies on our board may be filled by a majority of directors in office, although less than a quorum, and not by the stockholders.

    Our certificate of incorporation and bylaws will allow us to issue up to 6,000,000 shares of undesignated preferred stock with rights senior to those of the common stock and that otherwise could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, this issuance could have the effect of decreasing the market price of the common stock, as well as having the anti-takeover effect discussed above.

    These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board and in the policies formulated by them, and to discourage certain types of transactions that may involve an actual or threatened change in control of our company. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discouraging certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in our management.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is       . Its address
is             and its telephone number is (  )   -      .

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this offering, we will have       shares of common stock
outstanding (or       shares if the underwriters' over-allotment option is
exercised in full) of which       will be "restricted shares." These shares will
be eligible for sale in the public market as follows:

NUMBER OF SHARES                                             DATE
----------------                 ------------------------------------------------------------
      .........................  After 90 days from the date of this prospectus
      .........................  After 180 days from the date of this prospectus (subject, in some cases, to volume limitations)
      .........................  Periodically thereafter

    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

    - 1% of the then outstanding shares of common stock; or

    - the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

    A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.

    We are unable to estimate the number of shares that will be sold under Rule 144 because this will depend on the market price for our common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there was no public market for our common stock, and we cannot assure you that a significant public market for the common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the common stock in the open market may adversely affect the market price of the common stock offered by this prospectus.

    Our company and our directors, executive officers, stockholders with registration rights and other stockholders and option holders have agreed, under the purchase agreement and other agreements, that they will not sell any common stock owned by them at the commencement of this offering without the prior written consent of Banc of America Securities LLC for a period of 180 days from the date of this prospectus, except that we may, without consent, grant options and sell shares under our stock plans. Banc of America Securities LLC may give its consent to sales at any time without public notice.

    Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this prospectus. As of September 30, 2000, the holders of options to purchase approximately shares of common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

    We intend to file a registration statement on Form S-8 under the Securities Act of 1933, as amended, as soon as practicable after the completion of this
offering to register       shares of common stock subject to outstanding stock
options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

                                  UNDERWRITING

    We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and UBS Warburg LLC are the representatives of the underwriters and will negotiate on behalf of the underwriters and enter into an underwriting agreement with us. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each of the underwriters, and each of the underwriters has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Banc of America Securities LLC..............................
UBS Warburg LLC.............................................
  Total.....................................................

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement. The conditions contained in the underwriting agreement include, among others, the requirements that:

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets;

    - we deliver to the underwriters customary closing documents such as various certificates and opinions of counsel; and

    - this registration statement has been declared effective by the SEC.

    The underwriting agreement also provides that the underwriters are obligated to purchase all of the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

    The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to
some dealers a concession of not more than $      per share. The underwriters
also may allow, and any other dealers may reallow, a concession of not more than
$      per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The common stock is offered under a number of conditions, including:

    - receipt and acceptance of our common stock by the underwriters; and

    - the right to reject orders in whole or in part.

    We have granted an option to the underwriters to buy up to       additional
shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters may exercise this option at any time within 30 days of the date of this prospectus. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above, subject to a number of terms and conditions.

    The following table shows the per share and total underwriting discounts and commissions to be paid by us to them. The amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                              NO EXERCISE   FULL EXERCISE
                                                              -----------   -------------
Per share underwriting discounts and commissions............    $              $
Total underwriting discounts and commissions to be paid by
  us........................................................

    The expenses of the offering, not including underwriting discounts and commissions are estimated to be approximately $ and will be paid by us.

    Two affiliates of Banc of America Securities LLC beneficially own 1,152,741 and 203,424 shares of our common stock, respectively.

    We, our officers and directors and substantially all of our stockholders, warrant holders and option holders have entered into lock-up agreements with the underwriters. Under those agreements, we and those holders of stock, options and warrants may not dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, subject to limited exceptions. These restrictions will be in effect for a period ending 180 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC may, in its sole discretion, release all or some of the securities from these lock-up agreements.

    We have agreed to indemnify the underwriters against liabilities, including liabilities for misstatements and omissions under the Securities Act of 1933 and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between us and the underwriters. The primary factors to be considered in those negotiations will be:

    - our history and prospects, and the history and prospects of the industry in which we compete;

    - our past and present financial performance;

    - an assessment of our management;

    - the present state of our development;

    - our prospects for future earnings;

    - the prevailing market conditions of the applicable U.S. securities market at the time of this offer;

    - market valuations of publicly traded companies that we and the representatives believe to be comparable to us; and

    - other factors deemed relevant, such as the evaluation of the above factors in relation to the market valuation of companies in related businesses.

    We have applied to have our common stock listed for quotation on the Nasdaq National Market under the symbol "DVAX."

    In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

    - short sales,

    - stabilizing transactions, and

    - purchases to cover positions created by short sales.

    Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

    The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

    As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the counter market or otherwise.

    A prospectus in electronic format may be made available on the Web sites maintained by one or more underwriters or securities dealers. The representatives of the underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

    The underwriters, at our request, have reserved for sale to our employees,
affiliates and strategic partners at the initial public offering price up to   %
of the shares being offered by this prospectus. The sale of these reserved shares to our employees, affiliates and strategic partners will be made by Banc of America Securities LLC. We do not know if our employees, affiliates or strategic partners will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. If all of the reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus. All of the reserved shares purchased by our employees, affiliates and strategic partners will be subject to 30 day lock-up agreements with the underwriters in the same form as those entered into by our directors, officers and securityholders.

                                 LEGAL MATTERS

    Morrison & Foerster LLP, San Francisco, California, will pass upon the validity of the common stock offered by this prospectus for us. Latham & Watkins, Costa Mesa, California, will pass upon legal matters in connection with this offering for the underwriters. Attorneys employed by Morrison & Foerster LLP or investment partnerships of which they are the beneficial owners hold approximately 15,000 shares of our common stock.

                                    EXPERTS

    The financial statements as of December 31, 1998 and 1999 and September 30, 2000 and for each of the three years in the period ended December 31, 1999 and the nine months ended September 30, 2000, included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with Securities and Exchange Commission in Washington, D.C. a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the Registration Statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract, agreement or document filed as an exhibit to the Registration Statement, with each of these statements being qualified in all respects by reference to the document to which it refers. Anyone may inspect the Registration Statement and its exhibits and schedules without charge at the public reference facilities the SEC maintains at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a Web site maintained by the SEC. The address of this site is http://www.sec.gov.

    Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC and at the SEC's regional offices at the addresses noted above. You also will be able to obtain copies of this material from the Public Reference Section of the SEC as described above, or inspect them without charge at the SEC's Web site. We have applied for quotation of our common stock on the Nasdaq National Market. If we receive approval for quotation on the Nasdaq National Market, then you will be able to inspect reports, proxy and information statements and other information concerning us at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

                        DYNAVAX TECHNOLOGIES CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)
                          INDEX TO FINANCIAL STATEMENT

                                                                PAGE
                                                              --------
Report of Independent Accountants...........................     F-2

Balance Sheets..............................................     F-3

Statements of Operations and Comprehensive Loss.............     F-4

Statements of Stockholders' Deficit.........................     F-5

Statements of Cash Flows....................................     F-6

Notes to Financial Statements...............................     F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dynavax Technologies Corporation

The stock split and reincorporation described in Note 13 to the financial
statements have not been consummated as of             . When they have been
consummated we will be in a position to furnish the following report:

    "In our opinion, the accompanying balance sheets and the related statements of operations and comprehensive loss, of stockholders' deficit and of cash flows present fairly, in all material respects, the financial position of Dynavax Technologies Corporation (a company in the development stage) at December 31, 1998, 1999 and September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, and for the nine months ended September 30, 2000 and for the cumulative period from August 29, 1996 (date of inception) to September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion."

PricewaterhouseCoopers LLP

San Jose, California
November 2, 2000, except for
Note 13 as to which the date is
December       , 2000

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                                 BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                      PRO FORMA
                                                                                                    STOCKHOLDERS'
                                                                 DECEMBER 31,                         EQUITY AT
                                                              -------------------   SEPTEMBER 30,   SEPTEMBER 30,
                                                                1998       1999         2000            2000
                                                              --------   --------   -------------   -------------
                                                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents.................................  $  6,284   $  6,737     $ 11,524
  Marketable securities.....................................     6,960      1,742       16,136
  Prepaid expenses and other current assets.................       312        351          533
                                                              --------   --------     --------
    Total current assets....................................    13,556      8,830       28,193
Property and equipment, net.................................       737        761          818
Other assets................................................        36         31           26
                                                              --------   --------     --------
Total assets................................................  $ 14,329   $  9,622     $ 29,037
                                                              ========   ========     ========
LIABILITIES, MANDATORILY REDEEMABLE CONVERTIBLE
PREFERRED STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable..........................................  $  1,017   $    644     $    348
  Accrued liabilities.......................................       187        291        1,049
  Deferred revenue..........................................        --      1,100          107
  Current portion of equipment financing....................       140        161          178
                                                              --------   --------     --------
    Total current liabilities...............................     1,344      2,196        1,682
Equipment financing, net of current portion.................       328        167           29
                                                              --------   --------     --------
    Total liabilities.......................................     1,672      2,363        1,711
                                                              --------   --------     --------
Commitments (Notes 5 and 11)

Mandatorily redeemable convertible preferred stock: no par
  value;
  12,989 shares authorized; issued and outstanding 8,990,
    9,104 and 12,647 shares at December 31, 1998 and 1999
    and at September 30, 2000, respectively, and none pro
    forma (liquidation value: $49,905 at September 30,
    2000)...................................................    23,124     24,079       49,223        $     --
                                                              --------   --------     --------        --------
Stockholders' equity (deficit):
  Common stock: $0.001 par value; 20,000 shares authorized;
    issued and outstanding 1,859, 2,076 and 2,827 shares at
    December 31, 1998 and 1999 and at September 30, 2000,
    respectively, and 15,474 shares pro forma...............         2          2            3              15
  Additional paid-in capital................................        20        272        3,394          52,605
  Deferred stock compensation...............................        --        (49)      (1,985)         (1,985)
  Notes receivable from stockholders........................        --         --         (292)           (292)
  Accumulated other comprehensive income (loss).............        --          3          (53)            (53)
  Deficit accumulated during the development stage..........   (10,489)   (17,048)     (22,964)        (22,964)
                                                              --------   --------     --------        --------
    Total stockholders' equity (deficit)....................   (10,467)   (16,820)     (21,897)       $ 27,326
                                                              --------   --------     --------        ========
      Total liabilities, mandatorily redeemable convertible
        preferred stock and stockholders' equity
        (deficit)...........................................  $ 14,329   $  9,622     $ 29,037
                                                              ========   ========     ========

   The accompanying notes are an integral part of these financial statements.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                 STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                     CUMULATIVE
                                                                                                                     PERIOD FROM
                                                                                                                     AUGUST 29,
                                                               YEARS ENDED DECEMBER          NINE MONTHS ENDED      1996 (DATE OF
                                                                       31,                     SEPTEMBER 30,        INCEPTION) TO
                                                          ------------------------------   ----------------------   SEPTEMBER 30,
                                                            1997       1998       1999        1999         2000         2000
                                                          --------   --------   --------   -----------   --------   -------------
                                                                                           (UNAUDITED)
Collaboration and other revenue.........................  $    --    $    --    $   450      $   155     $  1,493     $  1,943
                                                          -------    -------    -------      -------     --------     --------
Operating expenses:
  Research and development (including stock compensation
    expense of $94 for the year ended December 31, 1999
    and $10 and $194 for the nine months ended
    September 30, 1999 and 2000, respectively, and $288
    since inception)....................................    2,939      5,978      6,049        4,455        5,655       20,686
  General and administrative (including stock
    compensation expense of $52 for the year ended
    December 31, 1999 and $3 and $401 for the nine
    months ended September 30, 1999 and 2000,
    respectively, and $453 since inception).............      807      1,116      1,396        1,010        2,421        5,897
                                                          -------    -------    -------      -------     --------     --------
    Total operating expenses............................    3,746      7,094      7,445        5,465        8,076       26,583
                                                          -------    -------    -------      -------     --------     --------
Loss from operations....................................   (3,746)    (7,094)    (6,995)      (5,310)      (6,583)     (24,640)

Interest income.........................................      259        416        576          369          697        1,964
Interest expense........................................      (18)      (100)      (140)         (44)         (30)        (288)
                                                          -------    -------    -------      -------     --------     --------
Net loss................................................   (3,505)    (6,778)    (6,559)      (4,985)      (5,916)     (22,964)

Deemed dividend related to beneficial conversion
  feature of preferred stock............................       --         --         --           --      (16,033)     (16,033)
                                                          -------    -------    -------      -------     --------     --------
Net loss attributable to common stockholders............   (3,505)    (6,778)    (6,559)      (4,985)     (21,949)     (38,997)

Other comprehensive income (loss):
  Change in unrealized gain (loss) on investments.......       --         --          3           --          (56)         (53)
                                                          -------    -------    -------      -------     --------     --------
Comprehensive loss......................................  $(3,505)   $(6,778)   $(6,556)     $(4,985)    $(22,005)    $(39,050)
                                                          =======    =======    =======      =======     ========     ========
Net loss per share attributable to common
  stockholders, basic and diluted.......................  $ (5.29)   $ (6.64)   $ (4.50)     $ (3.56)    $ (11.21)
                                                          =======    =======    =======      =======     ========
Shares used in computing net loss per share
  attributable to common stockholders,
  basic and diluted.....................................      663      1,021      1,457        1,400        1,958
                                                          =======    =======    =======      =======     ========
Pro forma net loss per share attributable to common
  stockholders, basic and diluted (unaudited)...........                        $ (0.63)                 $  (0.46)
                                                                                =======                  ========
Shares used in computing pro forma
  net loss per share attributable to common
  stockholders,
  basic and diluted (unaudited).........................                         10,458                    12,966
                                                                                =======                  ========

   The accompanying notes are an integral part of these financial statements.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                      STATEMENTS OF STOCKHOLDERS' DEFICIT

       FOR THE CUMULATIVE PERIOD FROM AUGUST 29, 1996 (DATE OF INCEPTION)
                             TO SEPTEMBER 30, 2000

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                        DEFICIT
                                                                                          NOTES        ACCUMULATED    ACCUMULATED
                                        COMMON STOCK       ADDITIONAL     DEFERRED      RECEIVABLE        OTHER       DURING THE
                                     -------------------    PAID-IN        STOCK           FROM       COMPREHENSIVE   DEVELOPMENT
                                      SHARES     AMOUNT     CAPITAL     COMPENSATION   STOCKHOLDERS   INCOME (LOSS)      STAGE
                                     --------   --------   ----------   ------------   ------------   -------------   -----------
Issuance of common stock for cash
  to founding stockholders in
  November 1996 at $0.00175 per
  share............................   1,749      $    2     $      1      $    --          $  --          $  --        $     --
Issuance of common stock for
  services in December 1996........      86          --           15           --             --             --              --
Net loss...........................      --          --           --           --             --             --            (206)
                                      -----      ------     --------      -------          -----          -----        --------
Balances at December 31, 1996......   1,835           2           16           --             --             --            (206)
Issuance of common stock upon
  exercise of options for cash at
  $0.175 per share.................      11          --            2           --             --             --              --
Net loss...........................      --          --           --           --             --             --          (3,505)
                                      -----      ------     --------      -------          -----          -----        --------
Balances at December 31, 1997......   1,846           2           18           --             --             --          (3,711)
Issuance of common stock upon
  exercise of options for cash at
  $0.175 per share.................      13          --            2           --             --             --              --
Net loss...........................      --          --           --           --             --             --          (6,778)
                                      -----      ------     --------      -------          -----          -----        --------
Balances at December 31, 1998......   1,859           2           20           --             --             --         (10,489)
Issuance of common stock upon
  exercise of options for cash at
  $0.175 and $0.35 per share            217          --           57           --             --             --              --
Deferred stock compensation........      --          --          195         (195)            --             --              --
Amortization of deferred stock
  compensation.....................      --          --           --          146             --             --              --
Unrealized gain on investments.....      --          --           --           --             --              3              --
Net loss...........................      --          --           --           --             --             --          (6,559)
                                      -----      ------     --------      -------          -----          -----        --------
Balances at December 31, 1999......   2,076           2          272          (49)            --              3         (17,048)
Issuance of common stock upon
  exercise of options at $0.175 to
  $0.70 per share..................     732           1          317           --           (292)            --              --
Beneficial conversion feature
  related to issuance of Series C
  mandatorily redeemable
  convertible preferred stock......      --          --       16,033           --             --             --              --
Deemed dividend related to issuance
  of Series C mandatorily
  redeemable convertible preferred
  stock............................      --          --      (16,033)          --             --             --              --
Deferred stock compensation........      --          --        2,531       (2,531)            --             --              --
Amortization of deferred stock
  compensation.....................      --          --           --          595             --             --              --
Change in unrealized loss on
  investments......................      --          --           --           --             --            (56)             --
Issuance of common stock for
  services in connection with
  issuance of mandatorily
  redeemable convertible preferred
  stock............................      19          --          274           --             --             --              --
Net loss...........................      --          --           --           --             --             --          (5,916)
                                      -----      ------     --------      -------          -----          -----        --------
Balances at September 30, 2000.....   2,827      $    3     $  3,394      $(1,985)         $(292)         $ (53)       $(22,964)
                                      =====      ======     ========      =======          =====          =====        ========


                                         TOTAL
                                     STOCKHOLDERS'
                                        DEFICIT
                                     -------------
Issuance of common stock for cash
  to founding stockholders in
  November 1996 at $0.00175 per
  share............................     $      3
Issuance of common stock for
  services in December 1996........           15
Net loss...........................         (206)
                                        --------
Balances at December 31, 1996......         (188)
Issuance of common stock upon
  exercise of options for cash at
  $0.175 per share.................            2
Net loss...........................       (3,505)
                                        --------
Balances at December 31, 1997......       (3,691)
Issuance of common stock upon
  exercise of options for cash at
  $0.175 per share.................            2
Net loss...........................       (6,778)
                                        --------
Balances at December 31, 1998......      (10,467)
Issuance of common stock upon
  exercise of options for cash at
  $0.175 and $0.35 per share                  57
Deferred stock compensation........           --
Amortization of deferred stock
  compensation.....................          146
Unrealized gain on investments.....            3
Net loss...........................       (6,559)
                                        --------
Balances at December 31, 1999......      (16,820)
Issuance of common stock upon
  exercise of options at $0.175 to
  $0.70 per share..................           26
Beneficial conversion feature
  related to issuance of Series C
  mandatorily redeemable
  convertible preferred stock......       16,033
Deemed dividend related to issuance
  of Series C mandatorily
  redeemable convertible preferred
  stock............................      (16,033)
Deferred stock compensation........           --
Amortization of deferred stock
  compensation.....................          595
Change in unrealized loss on
  investments......................          (56)
Issuance of common stock for
  services in connection with
  issuance of mandatorily
  redeemable convertible preferred
  stock............................          274
Net loss...........................       (5,916)
                                        --------
Balances at September 30, 2000.....     $(21,897)
                                        ========

   The accompanying notes are an integral part of these financial statements.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                                                     CUMULATIVE
                                                                                                                     PERIOD FROM
                                                                                                                     AUGUST 29,
                                                                   YEARS ENDED               NINE MONTHS ENDED      1996 (DATE OF
                                                                   DECEMBER 31,                SEPTEMBER 30,        INCEPTION) TO
                                                          ------------------------------   ----------------------   SEPTEMBER 30,
                                                            1997       1998       1999        1999         2000         2000
                                                          --------   --------   --------   -----------   --------   -------------
                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................................  $(3,505)   $(6,778)   $(6,559)     $(4,985)    $ (5,916)    $(22,964)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Depreciation and amortization.......................       79        194        223          160          229          725
    Loss on disposal of property and equipment..........       --         --          2           --           --            2
    Contribution of fixed assets for research...........       --        283         --           --           --          283
    Accretion of investments............................       --         --         59           --           --           59
    Realized gain on investments sold...................       --         --         (8)          --           --           (8)
    Employee loan forgiveness...........................       --          8          8           --           --           16
    Stock compensation expense..........................       --         --        146           --          595          741
    Common stock issued in exchange for services........       --         --         --           --           --           15
    Changes in operating assets and liabilities:
      Prepaid expenses and other current assets.........      (70)      (242)       (39)         (29)        (182)        (533)
      Other assets......................................      (17)        (7)        (3)          (5)           5          (42)
      Accounts payable..................................      242        775       (389)        (411)        (296)         332
      Accrued liabilities...............................       56          3        104           77          758        1,049
      Deferred revenue..................................       --         --      1,100           --         (993)         107
                                                          -------    -------    -------      -------     --------     --------
        Net cash used in operating activities...........   (3,215)    (5,764)    (5,356)      (5,193)      (5,800)     (20,218)
                                                          -------    -------    -------      -------     --------     --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of marketable securities.....................       --     (6,960)    (3,230)          --      (16,200)     (26,390)
  Proceeds from marketable securities...................       --         --      8,400          517        1,750       10,150
  Purchase of property and equipment....................     (544)      (749)      (233)        (158)        (286)      (1,812)
                                                          -------    -------    -------      -------     --------     --------
        Net cash provided by (used in) investing
          activities....................................     (544)    (7,709)     4,937          359      (14,736)     (18,052)
                                                          -------    -------    -------      -------     --------     --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of preferred
    stock, net of issuance costs........................       --     16,470        955           --       25,418       49,497
  Proceeds from issuance of common stock................        2          2         57            8           26           90
  Proceeds from equipment financing.....................      463        162         --           --           --          625
  Repayments of equipment financing.....................      (38)      (119)      (140)        (103)        (121)        (418)
                                                          -------    -------    -------      -------     --------     --------
        Net cash provided by (used in) financing
          activities....................................      427     16,515        872          (95)      25,323       49,794
                                                          -------    -------    -------      -------     --------     --------
Net increase (decrease) in cash and cash equivalents....   (3,332)     3,042        453       (4,929)       4,787       11,524
Cash and cash equivalents at beginning of period........    6,574      3,242      6,284        6,284        6,737           --
                                                          -------    -------    -------      -------     --------     --------
Cash and cash equivalents at end of period..............  $ 3,242    $ 6,284    $ 6,737      $ 1,355     $ 11,524     $ 11,524
                                                          =======    =======    =======      =======     ========     ========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Interest paid.........................................  $    18    $    69    $    56      $    44     $     30     $    217
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING
  AND FINANCING ACTIVITIES:
  Issuance of common stock for services.................  $    --    $    --    $    --      $    --     $    274     $    289
  Acquisition of property and equipment in accounts
    payable.............................................       --         --         16           --           --           16
  Deferred stock compensation...........................       --         --        195           --        2,531        2,726
  Issuance of common stock for notes receivable.........       --         --         --           --          292          292

   The accompanying notes are an integral part of these financial statements.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND ITS CAPITAL RESOURCES:

THE COMPANY

    Dynavax Technologies Corporation ("Dynavax" or the "Company") was incorporated on August 29, 1996, in California. The Company is a biopharmaceutical company focused on discovering, developing and commercializing innovative products to treat and prevent allergies, chronic inflammatory diseases, cancer and chronic inflammation. The Company's development efforts are based on two proprietary approaches aimed at altering the immune system response in highly specific ways. The Company's primary research focus is on immunostimulatory sequences, or ISS, which are short DNA sequences that enhance the ability of the immune system to fight disease and control chronic inflammation. In a separate program, the Company is also developing orally available small molecules in the thiazolopyrimidine, or TZP, class. TZP's inhibit the production of chemical signals, or cytokines, such as tumor necrosis factor alpha, or TNF-alpha, and interleukin-12, or IL-12, that cause inflammation and disease. The Company's core technology was exclusively licensed from The University of California, San Diego. The Company is in the development stage at September 30, 2000 and since inception has devoted substantially all of its effort to research and development, raising capital, and recruiting personnel. The Company operates in one business segment.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM RESULTS

    The accompanying interim financial statements for the nine months ended September 30, 1999, together with the related notes, are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management; reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company's results of its operations and cash flows for the nine months ended September 30, 1999. The results of operations for any interim period are not necessarily indicative of the results of operations for a full year.

UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

    If the initial public offering contemplated by this prospectus is consummated, all of the mandatorily redeemable convertible preferred stock outstanding will automatically convert into 12,646,619 shares of common stock. Unaudited pro forma stockholders' equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the balance sheet.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 1999 and September 30, 2000, $6,585,000 and

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
$11,463,000, respectively, of investments in money market funds, the fair value of which approximates cost, are included in cash and cash equivalents.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts payable and accrued liabilities approximate fair value due to their short maturities. Based upon borrowing rates currently available to the Company for loans with similar terms, the carrying amount of the Company's equipment financing obligation approximates fair value.

MARKETABLE SECURITIES

    The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company's marketable securities consist of corporate bonds that mature at various dates through August 2001. The amount of net unrealized (losses) gains were $0, $3,000 and $(53,000) at December 31, 1998 and 1999 and September 30, 2000, respectively. Realized gains (losses) for the years ended December 31 1998, 1999 and nine months ended September 30, 2000 were $0, $8,000 and $0, respectively.

CONCENTRATION OF CREDIT RISK AND OTHER RISKS AND UNCERTAINTIES

    The Company's financial instruments that are subject to concentration of credit risk consist primarily of cash and cash equivalents and marketable securities. The Company's policy is to invest its cash and cash equivalents and marketable securities with high credit quality financial institutions in order to limit the amount of credit exposure. The Company has not experienced any losses on its deposits of cash and cash equivalents.

    Information regarding significant customers is as follows (percent of revenue):

                                                                                       NINE MONTHS
                                                                  YEAR ENDED              ENDED
    SIGNIFICANT CUSTOMERS                                     DECEMBER 31, 1999    SEPTEMBER 30, 2000
    ---------------------                                     ------------------   -------------------
    A.......................................................           --                   67%
    B.......................................................           --                   33
    C.......................................................           58                   --
    D.......................................................           42                   --
                                                                      ---                  ---
                                                                      100%                 100%
                                                                      ===                  ===

    The Company's future products will require approval from the Food and Drug Administration and may require approval from certain international regulatory agencies prior to commercialized sales. There can be no assurance that the Company's products will receive any of these required approvals. If the Company was denied such approvals or such approvals were delayed, it would have a material adverse impact on the Company's results of operations.

    The Company is subject to risks common to companies in the biopharmaceutical industry, including, but not limited to, new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations, uncertainty of market acceptance of products, product liability and the need to obtain additional financing.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
PROPERTY AND EQUIPMENT

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, three years for computers and five years for laboratory equipment and furniture. Leasehold improvements are amortized over the remaining life of the initial lease term, or the estimated useful lives of the assets, typically five years, whichever is shorter. Repair and maintenance costs are charged to expense as incurred.

LONG-LIVED ASSETS

    The Company identifies and records impairment losses on long-lived assets when events and circumstances indicate that the assets may be impaired. Recoverability is measured by comparison of the asset's carrying amount to the future net undiscounted cash flows the assets are expected to generate. If these assets are considered impaired, the impairment recognized is measured by the amount by which the carrying value of the asset exceeds the projected discounted future net cash flows associated with the asset. None of these events or circumstances have occurred with respect to the Company's long-lived assets, which consist primarily of computers and equipment, furniture and fixtures and leasehold improvements.

REVENUE RECOGNITION

    The Company recognizes collaboration and other revenue based on the terms specified in the agreements using the percentage of completion method, generally approximating the straight line basis over the period of the collaboration or as work is performed. Any amounts received in advance of performance are recorded as deferred revenue. All revenues recognized to date under our collaborations are nonrefundable.

RESEARCH AND DEVELOPMENT COSTS

    Research and development costs are expensed as incurred and include costs associated with research and performed pursuant to collaboration agreements. Research and development costs consist of direct and indirect internal costs related to specific projects as well as fees paid to other entities which conduct certain research activities on behalf of the Company.

INCOME TAXES

    Current income tax expense (benefit) is the amount of income taxes expected to be payable (refundable) for the current period. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and tax bases of assets and liabilities as well as the expected future tax benefit to be derived from net operating loss and tax credit carryforwards. Deferred income tax expense (benefit) is generally the net change during the period in the deferred income tax asset or liability. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized in future tax returns.

STOCK-BASED COMPENSATION

    The Company has adopted the pro forma disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). As permitted, the Company continues to recognize employee stock compensation under the intrinsic value

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) method of accounting as prescribed by Accounting Principles Board Opinion
No. 25. Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant between the estimated fair value of the Company's common stock and the option exercise price. The pro forma effects of applying SFAS 123 are shown in the notes to the financial statements.

    The Company accounts for stock options issued to non-employees in accordance with the provisions of SFAS 123 and EITF No. 96-18, "Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with, Selling Goods or Services ("EITF 96-18"). Deferred stock compensation for options granted to consultants is periodically remeasured as the underlying options vest in accordance with EITF 96-18.

    The Company recognizes stock compensation expense for stock issued to non-employees in accordance with Financial Accounting Standards Board Interpretation No. 28 "Accounting for Stock Appreciation Rights and Other Variable Stock Options or Award Plan" ("FIN 28").

NET LOSS PER SHARE

    Basic net loss per share is calculated based on the weighted-average number of common shares outstanding during the period. Diluted net loss per share gives effect to potential common stock consisting of restricted shares subject to repurchase, shares issuable upon the exercise of stock options and warrants (calculated using the treasury stock method) and the conversion of mandatorily redeemable convertible preferred stock (using the if-converted method). Potential common shares have been excluded from the diluted net loss per share computations as their effect would be antidilutive.

PRO FORMA NET LOSS PER SHARE

    Pro forma net loss per share for the year ended December 31, 1999 and the nine months ended September 30, 2000 is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's mandatorily redeemable convertible preferred stock upon the closing of the Company's initial public offering as if such conversion occurred on January 1, 1999, or at the date of original issue, if later. Adjustments include an increase in the weighted average shares used to compute basic net loss per. The calculation of pro forma diluted net loss per share excludes potential common shares as their effect would be antidilutive.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    The following is a reconciliation of the numerator (net loss) and the denominator (number of shares) used in the historical and pro forma basic and diluted per share calculations (in thousands, except for per share data):

                                                                                  NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                               ------------------------------   ----------------------
                                                 1997       1998       1999        1999         2000
                                               --------   --------   --------   -----------   --------
                                                                                (UNAUDITED)
Basic and diluted:
  Net loss...................................  $(3,505)   $(6,778)   $(6,559)     $(4,985)    $ (5,916)
  Deemed dividend related to beneficial
    conversion feature of preferred
    stock....................................       --         --         --           --      (16,033)
                                               -------    -------    -------      -------     --------
  Net loss attributable to common
    stockholders.............................  $(3,505)   $(6,778)   $(6,559)     $(4,985)    $(21,949)
                                               =======    =======    =======      =======     ========
  Weighted-average shares of
    common stock outstanding.................    1,843      1,851      1,938        1,895        2,159
  Less: weighted-average shares
    subject to repurchase....................   (1,180)      (830)      (481)        (495)        (201)
                                               -------    -------    -------      -------     --------
  Weighted-average shares used in computing
    net loss per share attributable
    to common stockholders, basic and
    diluted..................................      663      1,021      1,457        1,400        1,958
                                               =======    =======    =======      =======     ========
Net loss per share attributable to
  common stockholders, basic and diluted.....  $ (5.29)   $ (6.64)   $ (4.50)     $ (3.56)    $ (11.21)
                                               =======    =======    =======      =======     ========
Pro forma basic and diluted:
  Net loss...................................                        $(6,559)                 $ (5,916)
                                                                     =======                  ========
  Adjustment to reflect weighted-
    average effect of assumed
    conversion of preferred stock............                          9,001                    11,008
                                                                     =======                  ========
  Weighted-average shares used in
    computing pro forma net
    loss per share attributable to common
    stockholders, basic and diluted..........                         10,458                    12,966
                                                                     =======                  ========
  Pro forma net loss
    per share attributable to common
    stockholders, basic and diluted..........                        $ (0.63)                 $  (0.46)
                                                                     =======                  ========

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)

    The following tables sets forth potential shares of common stock that are not included in the diluted net loss per share because to do so would be antidilutive for the periods indicated (in thousands):

                                                                                       NINE MONTHS ENDED
                                                       YEARS ENDED DECEMBER 31,          SEPTEMBER 30,
                                                    ------------------------------   ----------------------
                                                      1997       1998       1999        1999         2000
                                                    --------   --------   --------   -----------   --------
                                                                                     (UNAUDITED)
    Convertible preferred stock...................   3,828       8,990      9,104        8,990      12,647
    Options to purchase common stock..............     428         724        634          610         171
    Common stock subject to repurchase............   1,020         670        321          408         543
    Warrants......................................      10          10         10           10          10
                                                     -----      ------     ------       ------      ------
                                                     5,286      10,394     10,069       10,018      13,371
                                                     =====      ======     ======       ======      ======

RECENT ACCOUNTING PRONOUNCEMENT

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains or losses be reported either in the statement of operations or as a component of comprehensive income (loss), depending on the type of hedge transaction. The Company, to date, has not engaged in derivative or hedging activities. The Company will adopt SFAS 133 in fiscal year 2001 and does not expect such adoption to have a material impact on its financial statements.

NOTE 3--BALANCE SHEET COMPONENTS:

    Property and equipment consist of the following:

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1998       1999         2000
                                                              --------   --------   -------------
    PROPERTY AND EQUIPMENT (IN THOUSANDS):
      Laboratory equipment..................................   $ 693      $  867       $1,071
      Computer and equipment................................      89         119          163
      Furniture and fixtures................................      60          93          131
      Leasehold improvements................................      36          39           39
                                                               -----      ------       ------
                                                                 878       1,118        1,404
      Less: Accumulated depreciation and amortization.......    (141)       (357)        (586)
                                                               -----      ------       ------
                                                               $ 737      $  761       $  818
                                                               =====      ======       ======

    The equipment financing described in Note 4 is collateralized by the related equipment. Depreciation and amortization expense on property and equipment was $79,000, $194,000, $223,000, $229,000 and $725,000 for years ended December 31,
1997, 1998, 1999 and the period ended

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 3--BALANCE SHEET COMPONENTS: (CONTINUED)
September 30, 2000 and for the cumulative period from August 29, 1996 (date of inception) to September 30, 2000, respectively.

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1998       1999         2000
                                                              --------   --------   -------------
    ACCRUED LIABILITIES (IN THOUSANDS):
      Payroll and related expenses..........................   $  93      $  170       $  244
      Legal expenses........................................      --          65          464
      Other accrued liabilities.............................      94          56          341
                                                               -----      ------       ------
                                                               $ 187      $  291       $1,049
                                                               =====      ======       ======

NOTE 4--EQUIPMENT FINANCING:

    In September 1997, the Company entered into a master financing agreement which provides for borrowings for equipment purchased; amounts borrowed are collateralized by the related equipment. In September and November of 1997, the Company borrowed $371,000 and $92,000 under the master financing agreement. These notes are payable in forty-eight monthly installments of $9,700 and $2,400, respectively. These notes bear interest at an effective rate of 15% per annum, and include final payments in the amount of $19,000 and $5,000, respectively. In conjunction with these borrowings, the Company also issued warrants to the lender (see Note 7).

    During 1998, the Company borrowed $55,000 and $107,000 under the master financing agreement. These notes are payable in forty-eight monthly installments of $1,000 and $3,000, respectively. These notes bear interest at 13.84% per annum and require a final payment equal to 5% of the original principal amounts, resulting in an effective interest rate of 15%. These notes mature at various dates from September 1, 2000 to April 1, 2002.

    Future principal payments under the master financing agreement at September 30, 2000 are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
  2000......................................................    $ 40
  2001......................................................     152
  2002......................................................      15
                                                                ----
                                                                 207
Less: Current portion.......................................     178
                                                                ----
Long-term portion...........................................    $ 29
                                                                ====

NOTE 5--COMMITMENTS:

    The Company leases its facility under a non-cancellable operating lease that expires on March 31, 2003. Rent expense for the years ended December 31, 1997, 1998, 1999, the nine months ended September 30, 2000 and for the period from August 29, 1996 (date of inception) to September 30, 2000 was $138,000, $387,000, $350,000, $288,000 and $1,166,000, respectively.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 5--COMMITMENTS: (CONTINUED)
    Future minimum payments under the non-cancellable operating lease at September 30, 2000 are as follows (in thousands):

YEAR ENDING
DECEMBER 31,
------------
  2000......................................................    $ 81
  2001......................................................     325
  2002......................................................     325
  2003......................................................      81
                                                                ----
                                                                $812
                                                                ====

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK:

    The Company has authorized 12,989,494 shares of preferred stock, designated in various series. The mandatorily redeemable convertible preferred stock ("Preferred Stock") is summarized as follows (in thousands, except per share amounts):

                                                                        DECEMBER 31,
                                                                  -------------------------   SEPTEMBER 30,
                                                                     1998          1999           2000
                                                      MINIMUM     -----------   -----------   -------------
                                                    LIQUIDATION
                                         SHARES     PREFERENCE    ISSUED AND    ISSUED AND     ISSUED AND
                                       DESIGNATED    PER SHARE    OUTSTANDING   OUTSTANDING    OUTSTANDING
                                       ----------   -----------   -----------   -----------   -------------
    Series A.........................     3,828        $1.75         3,828         3,828          3,828
    Series B.........................     5,162         3.20         5,162         5,162          5,162
    Series S-1.......................       285         8.75            --           114            228
    Series R.........................       246         8.14            --            --            246
    Series T.........................       229         8.75            --            --            229
    Series C.........................     3,239         7.00            --            --          2,954
                                         ------                     ------        ------         ------
                                         12,989                      8,990         9,104         12,647
                                         ======                     ======        ======         ======

    In May 2000, the Company issued 2,953,554 shares of Series C Preferred Stock for gross cash proceeds of $20,675,000. As the estimated fair value of the Series C Preferred Stock was in excess of the net cash proceeds, the Company has recognized $16,032,647 as a charge to additional paid-in capital to account for the deemed dividend on the Preferred Stock as of the issuance date in accordance with Emerging Issues Task Force Consensus No. 98-5, "Accounting for Convertible Securities with Beneficial Conversion Features". In addition, in October 2000, the Company issued an additional 285,714 shares of Series C Preferred Stock and will record a deemed dividend of approximately $2 million.

    In connection with the issuance of the Series S-1, R and T Preferred Stock, the Company incurred issuance costs comprised of 19,047 shares of common stock with an estimated fair value of $274,000. The estimated fair value of this Common Stock was determined in accordance with the SFAS 123 and EITF 96-18 using the Black Scholes valuation model.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK: (CONTINUED) The holders of Preferred Stock have various rights and preferences as follows:

VOTING

    Each share of Series A, Series B, Series S-1, Series R, Series T and Series C Preferred Stock has voting rights equal to the number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

    As long as the authorized size of the Company's Board of Directors is between 6 and 11 members, the holders of Series A Preferred Stock are entitled to elect 2 directors, the holders of Series B Preferred Stock are entitled to elect 2 directors, the holders of Common Stock voting as a separate class are entitled to elect 1 director, and the holders of Common and Preferred stock, voting together as a class, are entitled to elect all remaining members of the Board of Directors (if any) of up to a total of 11 directors.

    As long as at least 285,714 shares of Preferred Stock remain outstanding, the Company must obtain a vote from at least 75%, 77%, 75%, 75%, 75% and 66 2/3% of the holders of Series A, Series B, Series S-1, Series R, Series T and
Series C Preferred Stock, respectively, in order to alter the Articles of Incorporation as they relate to the Preferred Stock, changes in the authorized number of shares of Preferred Stock, or to create or issue new shares or series of preferred stock.

    The vote of a majority of the holders of the Series A, Series B, Series S-1, Series R, Series T and Series C Preferred Stock is required to issue any shares of Common Stock, any redemption, repurchase, dividend or other distribution with respect to Common Stock, any asset transfer or acquisition, any redemption, repurchase, dividend or other distribution with respect to the Preferred Stock, and any increase or decrease in the number of Board of Directors, or any dissolution or liquidation of the Company.

DIVIDENDS

    Holders of Series A, Series B, Series S-1, Series R, Series T and Series C Preferred Stock are entitled to receive noncumulative dividends at the rate of 8% of the original issue price per annum, when and if declared by the Board of Directors. To date, the Company had not declared any dividends.

LIQUIDATION

    In the event of any liquidation, dissolution or winding up of the Company, including a merger, acquisition or sale of assets where the holders of the Company's Common Stock and Preferred Stock own less than 51% of the resulting voting power of the surviving entity, the holders of the Series A, Series B, Series S-1, Series R, Series T and Series C Preferred Stock are entitled to receive the original issue price of $1.75, $3.20, $8.75, $8.14, $8.75 and $7.00 per share, respectively, plus any declared but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. In the event funds are sufficient to make a complete distribution to the holders of Series A, Series B, Series C, Series R, Series S-1 and Series T Preferred Stock as described above, the remaining assets of the Company will be distributed ratably among the holders of Series A, Series B, Series C, Series R, Series S-1 and Series T Preferred Stock, and Common Stock based on the number of shares of Common Stock held by each, assuming conversion of shares of Series A, Series B, Series C, Series R, Series S-1 and Series T Preferred Stock into Common Stock. In the event that the holders of the Series A Preferred Stock have received an aggregate of $5.25 per share, the holders of Series B Preferred Stock have received an aggregate of $9.61 per share, the holders of Series S-1 Preferred Stock have received an aggregate of $8.75, the holders of Series R Preferred Stock have received an

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 6--MANDATORILY REDEEMABLE CONVERTIBLE PREFERRED STOCK: (CONTINUED) aggregate of $8.14 per share, the holders of Series T Preferred Stock have received an aggregate of $8.75 per share and the holders of Series C have received an aggregate of $7.00 per share, respectively, excluding payment of the liquidation preference, any remaining assets will be distributed solely to the holders of Common Stock.

CONVERSION

    Each share of Series A, Series B, Series S-1, Series R, Series T and
Series C Preferred Stock is convertible into shares of the Company's Common Stock, at the option of the holder, according to a defined conversion ratio which is subject to adjustment for dilution. Each share of Series A, Series B, Series S-1, Series R, Series T and Series C Preferred Stock automatically converts at a rate of one share of Common Stock for one share of Preferred Stock, adjusted for stock splits and certain other transactions, upon the closing of a public offering of Common Stock in which gross proceeds to the Company are at least $15 million and the Company is valued on a pre-money basis at no less than $175 million or the vote of the holders of at least 66 2/3% of the outstanding shares of Preferred Stock voting as a single class except for Series C which shall convert on vote of at least 66 2/3% of the outstanding shares of Series C Preferred Stock. In addition, in the event of a sale of common stock, as defined per the amended and restated articles of incorporation, below the conversion price of Series A, Series B, Series R and Series C Preferred Stock, such preferred stock conversion price shall be subject to adjustment.

MANDATORY REDEMPTION RIGHTS

    The holders of at least a majority of the then outstanding shares of Series A, Series B, Series S-1, Series R, Series T and Series C Preferred Stock, voting together as a separate class, may require the Company, to the extent it may lawfully do so, to redeem all shares of Preferred Stock in 3 annual installments any time after July 31, 2004. The amount of redemption payable in cash shall equal the sum of the original issue price (adjusted for stock dividends, splits and recapitalizations) plus any declared and unpaid dividends on such shares.

    At September 30, 2000, the Company has reserved 12,989,494 shares of Common Stock for future issuance upon the conversion of its outstanding Preferred Stock.

NOTE 7--COMMON STOCK:

    In November 1996, the Company issued 1,748,979 shares of Common Stock to its founders at $0.00175 per share, subject to a right of repurchase by the Company at $0.00175 per share if a founder leaves the Company or chooses not to remain a director or consultant of the Company. This right lapses over four years from the first day of the month following the month in which shares were issued. As of September 30, 2000, 58,330 shares of Common Stock were subject to the right of repurchase.

WARRANTS FOR COMMON STOCK

    In connection with the master financing agreement (see Note 4), during 1998 the Company granted the lender warrants to purchase 10,285 shares of Common Stock at an exercise price of $2.19 per share, subject to adjustments upon the occurrence of certain events such as a merger of the Company, stock split, stock dividends and other distributions, and other anti-dilution events. The estimated fair value of the warrants was not significant. These warrants are exercisable from the date of the grant through the later of 1) six years after the date of grant, or 2) the completion of an initial public offering of the Company's Common Stock with net proceeds of at least $10 million.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8--STOCK OPTION PLAN:

    In January 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Plan"). The 1997 Plan provides for the granting of stock options to employees and non-employees of the Company. Options granted under the 1997 Plan may be either incentive stock options or nonqualified stock options. Incentive stock options ("ISO") may be granted to Company employees (including officers and directors who are also employees). Non-qualified stock options ("NSO") may be granted to employees and non-employees. The Company has reserved 1,967,788 shares of Common Stock for issuance under the 1997 Plan, as amended.

    Options under the 1997 Plan may be granted for periods of up to ten years and at prices no less than 85% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, provided, however, that
(i) the exercise price of an ISO shall not be less than 100% of the estimated fair value of the shares on the date of grant, and (ii) the exercise price of an ISO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant. The options are exercisable immediately and generally vest over a four or five-year period (generally 20% after one year and in monthly ratable increments thereafter) for stock options issued to employees, officers, directors, and scientific advisors, and quarterly vesting over a four-year period or immediate vesting for stock options issued to all other non-employees. All unvested shares issued under the 1997 Plan are subject to repurchase rights held by the Company under such conditions as agreed to by the Company and the optionee.

    Activity under the 1997 Plan is set forth below:

                                                                     DECEMBER 31,                                SEPTEMBER 30,
                                            ---------------------------------------------------------------   -------------------
                                                   1997                  1998                  1999                  2000
                                            -------------------   -------------------   -------------------   -------------------
                                                       WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                                                       AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                                       EXERCISE              EXERCISE              EXERCISE              EXERCISE
                                             SHARES     PRICE      SHARES     PRICE      SHARES     PRICE      SHARES     PRICE
                                            --------   --------   --------   --------   --------   --------   --------   --------
    Options outstanding at beginning of
      period..............................       --     $  --     428,119     $0.17      723,786    $0.21      634,141    $0.28
      Options granted.....................  440,489      0.17     379,468      0.33      151,062     0.35      371,114     0.70
      Options exercised...................  (10,942)     0.17     (13,018)     0.17     (217,354)    0.26     (732,393)    0.33
      Options canceled....................   (1,428)     0.17     (70,783)     0.17      (23,353)    0.17     (101,466)    0.29
                                            -------               -------               --------              --------
    Options outstanding at end of
      period..............................  428,119      0.17     723,786      0.21      634,141     0.28      171,396     0.47
                                            =======               =======               ========              ========

    The fair value of each option grant to employees is estimated on the date of grant using the minimum value method with the following weighted average assumptions:

                                                                                        NINE MONTHS
                                                  YEARS ENDED DECEMBER 31,                 ENDED
                                           --------------------------------------      SEPTEMBER 30,
                                               1997           1998         1999            2000
                                           ------------   ------------   --------      -------------
    Expected dividend yield..............       0%             0%             0%            0%
    Risk-free interest rate..............  4.2% to 5.6%   5.7% to 6.7%      5.5%       5.5% to 6.3%
    Expected life (in years).............      4.0            4.0           4.0            4.0

    The weighted average estimated fair value per share of employee stock options granted during 1997, 1998, 1999 and 2000 was $0.04, $0.08, $0.13 and
$3.92, respectively.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                         NOTES TO FINANCIAL STATEMENTS

NOTE 8--STOCK OPTION PLAN: (CONTINUED)

    As the determination of estimated fair value of all options granted after such time as the Company becomes a public entity will include an expected volatility factor in addition to the factors described in the preceding table, the pro forma results summarized below may not be representative of future periods.

    The Company has adopted the disclosure-only provisions of SFAS 123. Had compensation cost for options granted under the 1997 Plan been determined based on the fair value at grant date as prescribed by SFAS 123, the impact on the Company's net loss would be as follows: (in thousands, except per share amounts):

                                                          YEARS ENDED DECEMBER 31,
                                                       ------------------------------   SEPTEMBER 30,
                                                         1997       1998       1999         2000
                                                       --------   --------   --------   -------------
    Net loss attributable to common
      stockholders:
      As reported....................................  $(3,505)   $(6,778)   $(6,559)     $(21,949)
      Pro forma......................................  $(3,517)   $(6,827)   $(6,670)     $(22,555)

    Net loss per share attributable to common
      stockholders, basic and diluted:
      As reported....................................  $ (5.29)   $ (6.64)   $ (4.50)     $ (11.21)
      Pro forma......................................  $ (5.30)   $ (6.69)   $ (4.58)     $ (11.52)

    Since options vest over several years and additional option grants are expected to be made in future years, the pro forma impact on the results of operations for the three years and nine months ended September 30, 2000 is not representative of the pro forma effects on the results of the operations for future periods.

    The following summarizes options outstanding under 1997 Plan as of September 30, 2000:

                     OPTIONS OUTSTANDING AND EXERCISABLE
  --------------------------------------------------------------------------
                                                  WEIGHTED
                                                  AVERAGE
                                                 REMAINING
        EXERCISE                NUMBER          CONTRACTUAL        EXERCISE
          PRICE               OUTSTANDING       LIFE (YEARS)         PRICE
        --------              -----------       ------------       ---------
  $0.18................          51,757             6.7              $0.18
   0.35................          34,255             8.4               0.35
   0.70................          85,384             9.5               0.70
                                -------
                                171,396                               0.47
                                =======

STOCK-BASED COMPENSATION

    During the year ended December 31, 1999 and the nine months ended
September 30, 2000, the Company recorded deferred stock compensation for the excess of the estimated fair value of its Common Stock over the option exercise price at the date of grant of $64,000 and $2,301,000, respectively, related to options granted to employees. Stock compensation expense is being recognized over the option vesting period of four years using the straight-line method. For the year ended December 31, 1999 and the nine months ended September 30, 2000, the Company recorded stock

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 8--STOCK OPTION PLAN: (CONTINUED)
compensation expense of $46,000 and $343,000, respectively, in connection with options granted to employees.

    During the year ended December 31, 1999 and the nine months ended
September 30, 2000, the Company recorded deferred stock compensation of $131,000 and $229,000, respectively, related to options granted to non-employees. For options granted to non-employees, the Company determined the estimated fair value of the options using the Black-Scholes option pricing model. Compensation expense is being recognized over the option vesting period of four years in accordance with FIN 28. For the year ended December 31, 1999 and the nine months ended September 30, 2000, the Company recorded stock compensation expense of $100,000 and $252,000, respectively, in connection with options granted to non-employees.

NOTE 9--EMPLOYEE BENEFIT PLAN:

    Effective September 1997, the Company adopted the Dynavax Technologies Corp. 401(k) Plan (the "401(k) Plan") that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, participating employees may defer a portion of their pre-tax earnings not to exceed $10,000 for the year ended December 31, 1999. The Company may, at its discretion, make contributions for the benefit of eligible employees. To date, the Company has not made any contributions to the 401(k) Plan.

NOTE 10--RELATED PARTY TRANSACTIONS:

    In November 1997, the Company made a loan of $24,000 to an employee, which bears interest at 5.69% per year. The loan, plus interest, shall be forgiven and recorded as compensation expense over three years provided the employee remains employed by the Company. The balance of the loan was $16,000, $8,000 and $8,000 at December 31, 1998, 1999 and September 30, 2000, respectively.

    In December 1998, the Company entered into a research agreement with the University of California to be conducted by one of the Company's founders who is also an employee of the University (see Note 11).

    In September 2000, the Company loaned $292,000 to certain key employees and officers for the exercise of incentive stock options. These notes are full recourse notes, accrue interest at 6.22% and are due on September 2005. These notes are collatorized by the shares of Common Stock held by the employees.

NOTE 11-- COLLABORATIVE RESEARCH AND DEVELOPMENT AND LICENSE AGREEMENTS:

UNIVERSITY OF CALIFORNIA

    The Company entered into a series of exclusive license agreements with the Regents of the University of California (the "University") in March 1997 and October 1998. These agreements provide the Company with certain technology and related patent rights and materials. Under the terms of the agreements, the Company pays annual license or maintenance fees and will pay milestones and royalties on net sales of products originating from the licensed technologies. The agreements will expire on either the expiration date of the last-to-expire patent licensed under the agreements or until the date upon which the last patent application licensed under the agreements is abandoned. Since inception through September 30, 2000, the Company incurred a one-time license fee of $50,000, patent

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 11-- COLLABORATIVE RESEARCH AND DEVELOPMENT AND LICENSE AGREEMENTS:
         (CONTINUED)
expenses of approximately $165,000 and made a royalty payment of $75,000 in connection with these license agreements.

    In December 1998, the Company entered into a research agreement with the University to fund a research project on "Biological Effects of ISS and IIS-ODN." Title to any inventions shall be determined in accordance with US Patent laws. The project commenced in January 1999 and will continue for a period of five years, unless terminated in accordance with the terms of the agreement. The Company may fund and support project costs of approximately
$1 million per year, to a maximum aggregate amount of $4.9 million. In
December 1998, the Company also contributed to the University for use in connection with the project equipment with a net book value of $283,000, which was charged to research and development expense. The principal investigator of the research project is one of the Company's Founders who owns shares of our Common Stock. In addition, as part of the agreement, the Company is obligated to make a one-time payment to the University upon the effective closing of an initial public offering by the Company. The payment is equal to the product of $50,000 multiplied by the per share offering price to the public.

    In November 1999 the Company entered into a collaboration agreement with a biotechnology company to develop and commercialize products to treat seasonal allergies. Under this agreement, both the Company and this collaborator will conduct pre-clinical and clinical development activities on two different forms of treatment for a particular allergy. Additionally, the Company granted this collaborator a non-exclusive option to negotiate in the future a license agreement at the then fair value to incorporate the resultant technology into any products it may sell. Both the Company and this collaborator will be obligated to pay future royalties to each other on any products they sell in the future which incorporate the resultant technology. Separately, this collaborator purchased 228,571 shares of Series S-1 Preferred Stock at $8.75 per share.

    In December 1999 the Company entered into a two year collaboration agreement with a pharmaceutical company to develop new vaccines and therapeutic drugs for a variety of infectious diseases. Under this agreement, this collaborator will pay the Company for certain research to be completed pursuant to the terms of the agreement. Additionally, the Company granted this collaborator a non-exclusive option to negotiate in the future a license agreement at the then fair value to undertake additional clinical development activities. Separately, this collaborator purchased 245,776 shares of Series R Preferred Stock at $8.14 per share.

    In March 2000 the Company entered into a eighteen month collaboration and license agreement with a biotechnology company to develop therapies for the treatment and prevention of hepatitis and HIV. Under this agreement, the Company licensed certain technology to the biotechnology company for its use in research and development activities. Additionally, this collaborator will pay the Company to perform certain research and development activities. This collaborator will be obligated to pay future royalties on any products it sells which incorporate the resultant technology. Separately, this collaborator purchased 228,571 shares of Series T Preferred Stock at $8.75 per share.

OTHER RESEARCH AGREEMENTS

    For the year ended December 31, 1999, the Company recognized revenue of $260,000 and $190,000 from two customers, representing 58% and 42% of annual revenues, respectively, under agreements which provided these customers with access to evaluate certain technology developed by the

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 11-- COLLABORATIVE RESEARCH AND DEVELOPMENT AND LICENSE AGREEMENTS:
         (CONTINUED)
Company. These non-refundable amounts were recognized as revenues at the conclusion of the respective agreements. Neither customer exercized its option to continue under these agreements.

NOTE 12--INCOME TAXES:

    Deferred tax assets and liabilities consist of the following (in thousands):

                                                                 DECEMBER 31,
                                                              -------------------   SEPTEMBER 30,
                                                                1998       1999         2000
                                                              --------   --------   -------------
Deferred tax assets:
  Net operating loss carryforwards..........................  $ 1,885    $ 3,522       $ 4,138
  Research tax credit carryforwards.........................      193        741           962
  Accruals and reserves.....................................      111        126           255
  Depreciation..............................................    2,341      3,154         4,238
                                                              -------    -------       -------
  Total deferred tax assets.................................    4,530      7,543         9,593
  Less: valuation allowance.................................   (4,530)    (7,543)       (9,593)
                                                              -------    -------       -------
                                                              $    --    $    --       $    --
                                                              =======    =======       =======

    Management believes that, based on a number of factors, it is more likely than not that the deferred tax assets will not be realized, accordingly, a full valuation allowance has been recorded for all deferred tax assets at September 30, 2000.

    At September 30, 2000, the Company has federal and state net operating loss carryforwards of approximately $10.0 million and $8.0 million, respectively. The state and federal operating loss carryforwards expire at various dates from 2001 through 2020 if not utilized.

    The Tax Reform Act of 1986 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership of a company. In the event the Company has a change in ownership, as defined, the annual utilization of such carryforwards could be limited.

NOTE 13--SUBSEQUENT EVENTS:

INITIAL PUBLIC OFFERING

    In November 2000, the Board of Directors authorized management of the Company to file a registration statement with the Securities and Exchange Commission permitting the Company to sell shares of its Common Stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Preferred Stock outstanding will automatically convert into 12,646,619 shares of Common Stock.

CERTIFICATE OF INCORPORATION

    In December 2000, the Board of Directors approved the filing of an amended and restated Certificate of Incorporation in the State of Delaware in connection with the Company's initial public offering. The amendment, which will become effective upon the completion of the offering, will authorize the Company to issue up to 60,000,000 shares of Common Stock and 6,000,000 shares of Preferred Stock.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 13--SUBSEQUENT EVENTS: (CONTINUED)
STOCK OPTIONS

    In October and November 2000, options to purchase 870,300 shares of Common Stock under the 1997 Plan were granted to employees at an average exercise price of $0.78. The total deferred stock compensation related to these grants amounted to $7,257,000 and will be amortized to expense over the vesting period of the options.

STOCK SPLIT

    In November 2000, the Board of Directors approved, subject to stockholder approval, a 7 for 4 reverse stock split of the Company's Common Stock and Preferred Stock. All share and per share amounts in these financial statements have been retroactively restated to reflect this stock split.

2000 STOCK INCENTIVE PLAN

    In December 2000, the Board of Directors adopted, subject to stockholder approval, the 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan, which will terminate no later than 2010, provides for the granting of incentive stock options, nonstatutory stock options and restricted stock purchase rights.

    A total of 3,000,000 shares of Common Stock have been authorized for issuance under the 2000 Plan. At the date of the stockholders' meeting in 2001, and annually thereafter, the authorized shares available under the 2000 Plan will automatically be increased by a number of shares equal to the least of:

    - 5% of the then outstanding shares of Common Stock on a fully-diluted basis; or

    - a number of shares determined by the Board of Directors.

2000 EMPLOYEE STOCK PURCHASE PLAN

    In December 2000, the Board of Directors adopted, subject to stockholder approval, the 2000 Employee Stock Purchase Plan (the "Purchase Plan"), authorizing the issuance of 900,000 shares of Common Stock.

    At the date of the stockholders' meeting in 2001, and annually thereafter, for a period of 20 years, the shares reserved under the Purchase Plan will automatically be increased by a number of shares equal to the least of:

    - 2% of the then outstanding shares of Common Stock on a fully diluted basis;

    - 450,000 shares; or

    - a number of shares determined by the Board of Directors.

    The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code of 1986, as amended.

    The Purchase Plan will permit eligible employees to purchase Common Stock at 85% of the fair market value of the Common Stock on the first day of the offering period or 85% of the fair market value on the subsequent designated purchase dates, whichever is lower.

                        DYNAVAX TECHNOLOGIES CORPORATION
                      (A COMPANY IN THE DEVELOPMENT STAGE)

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOTE 13--SUBSEQUENT EVENTS: (CONTINUED)
2000 NON-EMPLOYEE DIRECTORS' OPTION PROGRAM

    In August 2000, the Board of Directors adopted, subject to stockholder approval, the 2000 Non-Employee Directors' Option Program (the "2000
Non-Employee Plan") under which             shares of Common Stock were reserved
for issuance. Under the terms of the 2000 Non-Employee Plan, each new non-employee director elected on, or after, the effectiveness of an initial public offering of the Company's Common Stock will be granted an option to purchase 10,000 shares of Common Stock which vest over a 4 year period. Thereafter, on an annual basis, on the date of the annual stockholder meeting, each director will be granted an option to purchase 2,500 additional shares of Common Stock, which vest over a one year period. The exercise price of an option will not be less than the fair market value of the Common Stock on the date of grant and the term will not exceed 10 years.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                           SHARES

                                 [DYNAVAX LOGO]

                                ----------------

                                   Prospectus
                                        , 2000

                            ------------------------

                          JOINT BOOK RUNNING MANAGERS

BANC OF AMERICA SECURITIES LLC                                   UBS WARBURG LLC

    Until       , 2001, all dealers that buy, sell or trade the common stock, may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The expenses to be paid by the Registrant in connection with the distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:

                                                               AMOUNT
                                                              --------
Securities and Exchange Commission Filing Fee...............  $19,800
NASD Filing Fee.............................................    8,000
Nasdaq National Market Listing Fee..........................    5,000
Accounting Fees and Expenses................................
Blue Sky Fees and Expenses..................................
Legal Fees and Expenses.....................................
Transfer Agent and Registrar Fees and Expenses..............
Printing Expenses...........................................
Miscellaneous Expenses......................................
    Total...................................................  $

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to officers, director and other corporate agents under certain circumstances and subject to certain limitations. The Registrant certificate of incorporation and bylaws provide that the Registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the Registrant intends to enter into separate indemnification agreements with its directors, officers and certain employees which would require the Registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The Registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

    These indemnification provisions and the indemnification agreement to be entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant's officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

    The underwriting agreement, which is Exhibit 1.1 to this registration statement, provides for indemnification by our underwriters and their officers and directors for certain liabilities arising under the Securities Act or otherwise.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

    Since January 1, 1997, the Registrant has issued and sold the following unregistered securities:

    1. Between January 1, 1997 and September 30, 2000, the Registrant granted 1,342,133 shares of restricted common stock and options to purchase shares of common stock at prices ranging from $0.18 to $0.70 to employees, directors and consultants pursuant to its 1997 Equity Incentive Plan. These issuances were made in reliance on Rule 701 of the Securities Act.

    2. In September 1997, the Registrant issued a warrant to purchase 10,285 shares of its common stock to Lease Management Services, Inc. in connection with a leasing arrangement. The warrant was issued in reliance on Section 4(2) of the Securities Act.

    3. In July 2000, the Registrant issued an aggregate of 19,047 shares of its common stock to Parteurop Development as compensation for services valued at $13,333.60 in connection with a consulting agreement. This issuance was made in reliance on Section 4(2) of the Securities Act.

    4. In July 1998, the Registrant issued and sold an aggregate of 5,161,584 shares of its Series B preferred stock to a total of 16 investors for an aggregate purchase price of $16,530,000. These sales were made in reliance on
Section 4(2) of the Securities Act.

    5. From December 1999 to March 2000, the Registrant issued and sold an aggregate of 228,571 shares of its Series S-1 preferred stock to Stallergenes S.A. for an aggregate purchase price of $2,000,000 in connection with a collaboration agreement with Stallergenes S.A. This sale was made in reliance on Section 4(2) of the Securities Act.

    6. In March 2000, the Registrant issued and sold an aggregate of 245,776 shares of its Series R preferred stock to Aventis Pasteur S.A. for an aggregate purchase price of $2,000,000 in connection with a collaboration agreement with Aventis Pasteur S.A. This sale was made in reliance on Section 4(2) of the Securities Act.

    7. In April 2000, the Registrant issued and sold an aggregate of 228,571 shares of its Series T preferred stock to Triangle Pharmaceuticals, Inc. for an aggregate purchase price of $2,000,000 in connection with a License Agreement with Triangle Pharmaceuticals, Inc. This sale was made in reliance on
Section 4(2) of the Securities Act.

    8. From June 2000 to October 2000, the Registrant issued and sold an aggregate of 3,239,265 shares of its Series C preferred stock to a total of 41 investors for an aggregate purchase price of $22,675,000. These sales were made in reliance on Section 4(2) of the Securities Act.

    The issuances of the securities in the transactions above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act promulgated thereunder as transactions by an issuer not involving a public offering, where the purchasers represented their intention to acquire the securities for investment only and not with a view to distribution and received or had access to adequate information about the Registrant, or Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

    Appropriate legends were affixed to the stock certificates issued in the above transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. No underwriters were employed in any of the above transactions.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

       The exhibits are as set forth in the Exhibit Index.

    (b) Financial Statement Schedules.

    All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or related notes.

ITEM 17.  UNDERTAKINGS

    The Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange

Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Registrant hereby undertakes that:

    (1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California on the 5th day of December, 2000.

                                            DYNAVAX TECHNOLOGIES CORPORATION

                                            By:             /s/ DINO DINA, M.D.
                                                 -----------------------------------------
                                                              Dino Dina, M.D.
                                                   PRESIDENT AND CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Dino Dina, M.D. and Andrew Gengos, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to sign any registration statement for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act of 1933 and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
             /s/ DINO DINA, M.D.               President, Chief Executive Officer
    ------------------------------------         and Director (Principal Executive   December 5, 2000
               Dino Dina, M.D.                   Officer)

              /s/ ANDREW GENGOS                Vice President and Chief Financial
    ------------------------------------         Officer (Principal Financial and    December 5, 2000
                Andrew Gengos                    Accounting Officer)

            /s/ DANIEL S. JANNEY
    ------------------------------------       Chairman of the Board                 December 5, 2000
              Daniel S. Janney

          /s/ DAVID W. BARRY, M.D.
    ------------------------------------       Director                              December 5, 2000
            David W. Barry, M.D.

                  SIGNATURE                                   TITLE                        DATE
                  ---------                                   -----                        ----
              /s/ LOUIS C. BOCK
    ------------------------------------       Director                              December 5, 2000
                Louis C. Bock

           /s/ DENNIS CARSON, M.D.
    ------------------------------------       Director                              December 5, 2000
             Dennis Carson, M.D.

          /s/ ARNOLD ORONSKY, PH.D.
    ------------------------------------       Director                              December 5, 2000
            Arnold Oronsky, Ph.D.

          /s/ JEFFREY D. SOLLENDER
    ------------------------------------       Director                              December 5, 2000
            Jeffrey D. Sollender

                                 EXHIBIT INDEX

       EXHIBIT
       NUMBER                                     DOCUMENT
---------------------   ------------------------------------------------------------
            1.1*        Form of Underwriting Agreement

            3.1*        Certificate of Incorporation of the Registrant

            3.2*        Bylaws of the Registrant

            4.1         Reference is made to Exhibits 3.1 and 3.2

            4.2*        Specimen Stock Certificate of the Registrant

            4.3         Second Amended Investors' Rights Agreement, dated as of
                          June 13, 2000, between the Registrant and certain holders
                          of the Registrant's preferred stock

            4.4         Series S-1 Preferred Stock Purchase Agreement, dated as of
                          November 22, 1999, between the Registrant and
                          Stallergenes S.A.

            4.5         Series S-1 Preferred Stock Purchase Agreement, dated as of
                          March 15, 2000, between the Registrant and
                          Stallergenes S.A.

            4.6         Series R Preferred Stock Purchase Agreement, dated as of
                          March 7, 2000, between the Registrant and Aventis
                          Pasteur S.A.

            4.7         Series T Preferred Stock Purchase Agreement, dated as of
                          March 31, 2000, between the Registrant and Triangle
                          Pharmaceuticals, Inc.

            5.1*        Opinion of Morrison & Foerster LLP as to the legality of the common stock

           10.1*        Form of Indemnification Agreement between the Registrant and each of its executive officers and directors

           10.2         Registrant's 1997 Equity Incentive Plan, as amended

           10.3*        2000 Stock Incentive Plan, including forms of agreements
                          thereunder

           10.4*        2000 Employee Stock Purchase Plan, including forms of
                          agreements thereunder

           10.5         Triple Net Laboratory Lease, dated as of January 30, 1998, between the Registrant and Fifth & Potter Street
                          Associates, LLC, including an amendment thereof

           10.6*+       License Agreement, dated as of March 31, 2000, between the
                          Registrant and Triangle Pharmaceuticals, Inc.

           10.7*+       Collaboration Agreement, dated as of December 17, 1999,
                          between the Registrant and Aventis Pasteur S.A.

           10.8*+       Agreement, dated as of November 2, 1999, between the
                          Registrant and Stallergenes S.A.

           10.9*+       Exclusive license agreement, dated October 2, 1998, between the Registrant and Regents of the University of
                          California, including an amendment thereof.

           10.10        Management Continuity Agreement, dated as of July 1, 2000, between the Registrant and Dino Dina, M.D.

           10.11        Management Continuity Agreement, dated as of October 4,
                          2000, between the Registrant and Andrew Gengos

           10.12        Management Continuity Agreement, dated as of November 17,
                          2000, between the Registrant and Robert Lee Coffman

           23.1*        Consent of Morrison & Foerster LLP. Reference is made to
                          Exhibit 5.1*

           23.2         Consent of PricewaterhouseCoopers LLP, Independent
                          Accountants

           24.1         Powers of Attorney. Reference is made to Page II-4

           27.1         Financial Data Schedule

---------

*   To be filed by amendment

+ Confidential treatment has been requested with regard to certain portions of this document.